    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 1997

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             7514                            73-1529061
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                             5330 EAST 31ST STREET
                             TULSA, OKLAHOMA 74135
                                 (918) 660-7700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              STEVEN B. HILDEBRAND
             VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                     DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                             5330 EAST 31ST STREET
                             TULSA, OKLAHOMA 74135
                                 (918) 660-7700
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

   PAUL H. WILSON, JR., ESQ.             STEPHEN W. RAY, ESQ.             STEPHEN H. SHALEN, ESQ.
      DEBEVOISE & PLIMPTON          HALL, ESTILL, HARDWICK, GABLE,       CLEARY, GOTTLIEB, STEEN &
        875 THIRD AVENUE                   GOLDEN & NELSON                        HAMILTON
    NEW YORK, NEW YORK 10022           320 SOUTH BOSTON AVENUE               ONE LIBERTY PLAZA
         (212) 909-6000                       SUITE 400                   NEW YORK, NEW YORK 10006
                                        TULSA, OKLAHOMA 74103                  (212) 225-2000
                                            (918) 594-0400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
      TITLE OF EACH CLASS OF                 PROPOSED MAXIMUM                        AMOUNT OF
   SECURITIES TO BE REGISTERED          AGGREGATE OFFERING PRICE(1)              REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Common Stock ($.01 par value).....             $500,000,000                          $151,515
==========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a).
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus") of the Common Stock, par value $.01 per share, of Dollar Thrifty Automotive Group, Inc. The U.S. Prospectus for the offering in the United States and Canada follows immediately after this Explanatory Note. After the U.S. Prospectus are the alternate pages for the International Prospectus: a front cover page and a "Subscription and Sale" section. A copy of the complete U.S. Prospectus and International Prospectus in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

     THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY APPLICABLE STATE SECURITIES COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1997

                               22,500,000 Shares

                     DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

                                  Common Stock

                                ($.01 par value)

                               ------------------
This is an initial public offering of Shares of Common Stock, par value $.01 per
  Share, of Dollar Thrifty Automotive Group, Inc. Chrysler Corporation, which currently owns all of the Company's Common Stock, is offering 20,000,000 Shares and the Company is offering 2,500,000 Shares. After completion of the Offering,
  Chrysler will no longer own Shares of the Common Stock. The Company will not receive any of the proceeds from the sale of Shares by Chrysler. There is currently no public market for the Shares. The Company expects that the public
 offering price will be between $     and $     per Share. The market price of
 the Shares after the Offering may be higher or lower than the public offering price.

The Company is applying to list the Common Stock on The New York Stock Exchange.

             INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                                                                      PER SHARE        TOTAL
                                                                      ---------      ----------
Public Offering Price..............................................    $             $
Underwriting Discounts and Commissions.............................    $             $
Proceeds to Chrysler...............................................    $             $
Proceeds to the Company............................................    $             $

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The several U.S. Underwriters are offering the Shares when, as and if they purchase them. They have the right to reject orders from potential investors in whole or in part. The Shares should be ready for delivery to investors on or
about               , 1997, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
                  GOLDMAN, SACHS & CO.
                                     J.P. MORGAN & CO.
                                                   SALOMON BROTHERS INC

                     Prospectus dated                , 1997

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary....................      3
Risk Factors..........................     11
Use of Proceeds.......................     16
Dividend Policy.......................     16
Dilution..............................     16
Capitalization........................     17
Unaudited Pro Forma Consolidated
  Financial Statements................     18
Selected Consolidated Financial and
  Operating Data......................     24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     28
Industry Overview.....................     37

                                          PAGE
                                          ----
Business..............................     38
Continuing Relationship with
  Chrysler............................     55
Management............................     56
Description of Capital Stock..........     60
Description of Certain Indebtedness...     63
Certain U.S. Tax Consequences to
  Non-U.S. Holders of Common Stock....     63
Underwriting..........................     66
Notice to Canadian Residents..........     68
Legal Matters.........................     69
Experts...............................     69
Additional Information................     70
Index to Consolidated Financial
  Statements..........................    F-1

                          ---------------------------

     The Company's principal executive offices are located at 5330 East 31st Street, Tulsa, Oklahoma 74135, (918) 660-7700.
                          ---------------------------

     As used in this Prospectus, (a) the "Company" means Dollar Thrifty Automotive Group, Inc. (successor to Pentastar Transportation Group, Inc.), (b) "Dollar Thrifty Group" and "Group" mean Dollar Thrifty Automotive Group, Inc. and its consolidated subsidiaries, (c) "Dollar" means Dollar Rent A Car Systems, Inc. and (d) "Thrifty" means Thrifty Rent-A-Car System, Inc.

     "Blue Chip", "Dollar", the Dollar logo, "DriveWise", "Thrifty" and the Thrifty logo are existing or pending trademarks or service marks of Dollar Thrifty Group.

     Some of the statements contained in this Prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking. They include statements concerning (a) strategy, (b) liquidity and capital expenditures, (c) the terms upon which vehicles will be acquired, (d) the ability to obtain financing and service debt, (e) competitive pressures in the vehicle rental business, (f) prevailing levels of interest rates, (g) legal proceedings and regulatory matters and (h) general economic conditions. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Common Stock. You should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                                  THE COMPANY

     Dollar Thrifty Group's two vehicle rental companies, Dollar and Thrifty, operate separate daily vehicle rental businesses. They also license independent franchisees to rent vehicles under their brands. As of September 30, 1997, the Dollar and Thrifty systems had 833 locations in the United States and Canada, of which 161 were company-owned stores and 672 were operated by franchisees. Dollar and Thrifty also have franchisees outside the United States and Canada. Revenues from those franchisees are not material to the Group's results of operations. The Group had $706 million in revenues in 1996.

     Under the Dollar and Thrifty brands, the Group markets value-priced rental vehicles appealing to leisure customers, including foreign tourists, and to small businesses and independent business travelers. While the two companies have similar customers, they have different approaches to the vehicle rental market. In the United States, Dollar derives a majority of its revenue from company-owned stores located at major airports and has a significant market share of international tour and leisure rentals. Thrifty derives its revenue primarily from franchising fees and services. Thrifty's franchisees operate in both the local and airport markets.

                                    STRATEGY

     The Company's main objectives are to increase revenues and improve profitability by strengthening its value-priced brands. The key elements of this strategy are:

  CAPITALIZE ON CHANGING INDUSTRY DYNAMICS

          The domestic vehicle rental industry is emerging from a period when rental rates, including those of Dollar, Thrifty and their franchisees, did not keep pace with rising fleet costs. In addition, there have been recent changes in the ownership of the major U.S. vehicle rental companies, several of which had been owned by domestic automotive manufacturers. As a result, many of the major companies in the industry are now publicly held and only Dollar and Thrifty remain wholly owned by a domestic automotive manufacturer. These ownership changes may lead to higher rental rate levels as a result of increased industry focus on profitability and shareholder returns, rather than on transaction volume and market share. The Group would benefit from higher rental rate levels, particularly in markets where it has a strong position, while maintaining its strategy of offering value-priced products.

          The Company believes there may be opportunities to add smaller independent and regional rental operators as franchisees. Opportunities would occur to the extent these operators decide there are benefits in becoming franchisees of a national brand such as Dollar or Thrifty. These benefits include better access to vehicle supply, more attractive financing, national marketing programs and newer technology.

  BUILD ON THE COMPANY'S NICHES IN THE VEHICLE RENTAL MARKET

     Value-Priced Brands

          The Dollar and Thrifty brands are identified with the Group's strategy of offering value-priced rental vehicles that are comparable to those offered by the Group's principal competitors. Dollar and Thrifty have a wide variety of leisure and discretionary customers and their systems provide a choice of airport, near airport and local market locations.

     Dollar's Leisure Market Position

          Dollar intends to build on its strong position in the leisure rental market. The leisure market and tour operators are an important focus for Dollar. Of Dollar's rental revenues in 1996, approximately 80% were derived from operations in Florida, California, Hawaii and Nevada. Based on reported vehicle rentals at airport locations and management's assessment of available market information, Dollar believes it is among the market leaders in Florida and Hawaii. The Company plans to expand Dollar's international tour business. The number of foreign tourists visiting the United States has been increasing over the past five years. The Company believes this trend will continue.

          Dollar has significant relationships with foreign tour operators, especially those in the United Kingdom. It has made substantial investments in systems and facilities specifically designed to provide a high level of service to this market segment. Dollar plans to expand and add to its relationships with major tour operators. Rentals to tour customers have certain advantages. Tour customers tend to reserve vehicles earlier than other customers, rent them for longer periods and cancel reservations less frequently. Dollar plans to focus on tour operator opportunities where its current market share is low, particularly from certain countries in Western Europe and in Latin America.

     Thrifty's Local Market Position

          Thrifty and its franchisees derive approximately half of their combined system-wide revenues from the airport market and half from the local market. Thrifty's competitors usually focus on only one of these markets. The local market has grown faster than the airport market and has generally had less pricing pressure. In addition, local market locations usually have lower costs and a more diverse customer base. The local market, where competition is based on location, service and customer relationships, is well-suited to Thrifty's franchise strategy, which emphasizes local ownership and operation. Thrifty plans to increase its local presence through growth in the operations of existing franchisees and addition of new franchisees.

  CAPITALIZE ON OPPORTUNITIES FOR OPERATING EFFICIENCIES

          Dollar and Thrifty operate as separate companies and serve the vehicle rental market in different ways. The Company believes that as an independent company it can improve efficiency and reduce costs by taking advantage of its joint ownership of Dollar and Thrifty. Opportunities include pursuing volume discounts in connection with the purchase of advertising, insurance and certain information systems, consolidating some administrative functions and sharing Group facilities. Additional opportunities involve coordinating used car disposal, transferring vehicles between fleets to address short-term variations in regional rental demands, developing joint training programs and referring overflow customers from one system to the other.

  INVEST IN STRATEGIC INFORMATION AND RESERVATION SYSTEMS

          Since the beginning of 1995, Dollar Thrifty Group has invested $22.8 million in information and reservation systems. It plans to invest additional amounts in these systems during the next several years. Dollar, which has a much larger proportion of company-owned stores than Thrifty, plans to invest in centralized rental processing, inventory control, revenue management and other systems. These investments are intended to improve operational control, fleet utilization, rental rates and customer service. Because Thrifty has a high proportion of franchisees, it plans to support franchisee operations by investing in uniform automated systems and customer service programs. These investments will also enable Dollar to introduce, and Thrifty to improve, customer frequency and loyalty programs.

  EXPAND INTERNATIONAL OPERATIONS

          Dollar plans to pursue commercial arrangements with one or more foreign independent vehicle rental companies to expand use of its brands abroad and to promote additional rentals from in-bound travelers. In addition, Dollar and Thrifty may license foreign vehicle rental companies as master franchisees for specific countries or regions. Thrifty may also offer vehicle leasing and other services to its international franchisees.

  DEVELOP OPPORTUNITIES FOR BUSINESS EXPANSION INTO RELATED AREAS

          The Company believes it has opportunities to expand its current business on the basis of its experience in fleet leasing and management, used car disposal and franchising. These opportunities include leasing vehicles to small companies and individuals, entering into joint ventures or other arrangements with publicly held new car dealer groups, used car superstores and auto auctions and using Dollar Thrifty Group's existing telecommunications capacity to provide telemarketing services. Management believes the Company will be better able to pursue these opportunities when it is an independent company.

          Thrifty is developing a new brand, DriveWise, under which used vehicles would be rented. DriveWise would add a new source of franchise and related revenues. Thrifty would enter into separate franchise arrangements for DriveWise. Thrifty is currently conducting a pilot program for DriveWise in Louisville, Kentucky.

  LINK COMPENSATION TO PERFORMANCE TO ENCOURAGE GROWTH

          The Company's executive compensation program is designed to provide for management incentives based on profitability, increases in shareholder value and other performance criteria. In addition, Dollar and Thrifty have incentive plans that provide for management compensation based on operating performance and that reward company-owned stores' management on the achievement of performance-related objectives. The Company believes that linking incentive compensation to profits should result in increased revenues and improved profitability.

                                 FINANCING PLAN

     The Company is implementing the following financing plan (the "Financing Plan"), which includes the Offering:

  NEW FLEET FINANCING

          - A $900 million medium term note program secured by vehicles, to replace the Company's existing vehicle financing arrangements with Chrysler Financial Corporation (the "Medium Term Note Program").

          - A $615 million commercial paper program secured by vehicles, of which $255 million will be used to refinance existing fleet debt maturing between September 1998 and February 1999 (the "Commercial Paper Program"). The existing debt represents a portion of Thrifty's 1995 issuance of $450 million of medium term notes, which are secured by vehicles.

          - A $545 million liquidity facility, to support the Commercial Paper Program (the "Liquidity Facility").

          - A $60 million letter of credit provided by Chrysler (declining by a minimum of $12 million per year as of March 1, beginning in 1999) under an agreement to provide additional security for the Medium Term Note Program and the Commercial Paper Program (the "Chrysler Credit Support Agreement").

  OFFERING OF SHARES BY THE COMPANY

          - The offering by the Company of 2,500,000 Shares covered by this Prospectus and the use of the proceeds to provide collateral for fleet financing. If the U.S. Underwriters and the Managers exercise their options to purchase additional Shares from the Company in connection with the Offering, the Company would use the additional net proceeds for general corporate purposes. Those purposes include providing collateral for the Medium Term Note Program and the Commercial Paper Program that would reduce the level of Chrysler credit support immediately upon completion of the Offering.

REVOLVING CREDIT FACILITY

          - A $230 million revolving credit facility, of which $180 million will be used to issue letters of credit or otherwise to support fleet debt and other obligations. The remaining $50 million will be available for working capital needs and to replace working capital debt ($23 million as of September 30, 1997) (the "Revolving Credit Facility").

     The Company expects that the Medium Term Note Program will be completed, and the Revolving Credit Facility, the Liquidity Facility and the Chrysler Credit Support Agreement will be in effect when the Offering is completed and that the Commercial Paper Program would be in place in the first quarter of 1998. The Company has obtained from Credit Suisse First Boston and its affiliates underwritten financing commitments relating to the Revolving Credit Facility and the Liquidity Facility. The Medium Term Note Program will be implemented concurrently with the Offering and will be underwritten by Credit Suisse First Boston.

                                  THE OFFERING

COMMON STOCK OFFERED(A):

  SHARES TO BE OFFERED BY                                U.S. OFFERING............  19,125,000 Shares
     CHRYSLER......................  20,000,000 Shares
  SHARES TO BE OFFERED BY THE                            INTERNATIONAL
     COMPANY.......................   2,500,000 Shares   OFFERING.................   3,375,000 Shares
       TOTAL.......................  22,500,000 Shares     TOTAL..................  22,500,000 Shares

  SHARES TO BE OUTSTANDING
AFTER THE OFFERING(B).........   22,500,000 Shares

VOTING RIGHTS.................   Holders of Common Stock will have one vote per
                                 Share.

USE OF PROCEEDS...............   The Company estimates that it will receive net
                                 proceeds from the Offering of approximately $ million. It expects to use the net proceeds to provide collateral for fleet financing as part of the Financing Plan. The Company will receive additional proceeds of up to $ if the U.S.
                                 Underwriters and the Managers exercise the options granted to them in connection with the Offering to purchase additional Shares from the Company to cover over-allotments. The Company would use the additional proceeds for general corporate purposes. Those purposes include providing collateral for the Medium Term Note
                                 Program and the Commercial Paper Program that would reduce the level of Chrysler credit support. The Company will not receive any of the proceeds from Chrysler's sale of Shares in the Offering.

RISK FACTORS..................   For a discussion of certain risks you should
                                 consider before investing in the Common Stock, see "Risk Factors."

NEW YORK STOCK EXCHANGE
SYMBOL........................
-------------------------
(a) If the U.S. Underwriters and the Managers exercise the options granted to them in connection with the Offering to purchase additional Shares from the Company to cover over-allotments, the number of Shares to be offered by the Company and to be outstanding after the Offering would increase by up to
               Shares.

(b)  Excludes 2,250,000 Shares (plus up to an additional        Shares if the
     U.S. Underwriters and the Managers exercise their over-allotment options) reserved for issuance under the Company's Long-Term Incentive Plan.

          SUMMARY CONSOLIDATED FINANCIAL DATA OF DOLLAR THRIFTY GROUP

     The summary consolidated statement of operations and operating data for the years ended December 31, 1996, 1995 and 1994 and the consolidated balance sheet data as of December 31, 1996, 1995 and 1994 were derived from the audited consolidated financial statements of Dollar Thrifty Group and the related notes thereto included in this Prospectus. The summary consolidated statement of operations and operating data for the nine months ended September 30, 1997 and 1996 and the balance sheet data as of September 30, 1997 and 1996 are unaudited. In the opinion of Dollar Thrifty Group management, such consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for the nine months ended September 30, 1997 and 1996 are not indicative of results for a full year.

                                                                                                       NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                         --------------------------------------    -------------------------
                                                            1994          1995          1996          1996           1997
                                                         ----------    ----------    ----------    ----------     ----------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rentals.....................................   $  413,424    $  372,508    $  495,598    $  382,234     $  481,954
  Vehicle leasing.....................................      172,999       177,836       150,179       116,392        124,783
  Fees and services...................................       58,966        49,382        50,475        39,969         39,018
  Other...............................................        8,614         9,653         9,342         7,630          7,127
                                                         ----------    ----------    ----------    ----------     ----------
      Total revenues..................................      654,003       609,379       705,594       546,225        652,882
Costs and expenses:
  Direct vehicle and operating........................      234,370       190,577       245,895       187,462        219,058
  Vehicle depreciation, net...........................      210,975       196,367       213,143       161,440        207,452
  Selling, general and administrative.................      143,155       123,439       138,363       103,161        111,554
  Interest expense, net...............................       83,526        78,817        72,868        55,190         65,756
  Amortization of cost in excess of net assets
    acquired..........................................       11,517        10,456         8,169         6,742          4,504
  Restructuring charge reversal -- Snappy.............       (7,000)           --            --            --             --
  Loss on sale of Snappy..............................       40,893            --            --            --             --
  Intangible asset impairment losses..................           --            --       157,758       155,000             --
                                                         ----------    ----------    ----------    ----------     ----------
      Total costs and expenses........................      717,436       599,656       836,196       668,995        608,324
                                                         ----------    ----------    ----------    ----------     ----------
Earnings (loss) before income taxes...................      (63,433)        9,723      (130,602)     (122,770)        44,558
Income tax expense (benefit)..........................      (12,755)        9,753        16,682        18,589         20,338
                                                         ----------    ----------    ----------    ----------     ----------
Net earnings (loss)(a)................................   $  (50,678)   $      (30)   $ (147,284)   $ (141,359)    $   24,220
                                                         ==========    ==========    ==========    ==========     ==========

                                                                   AS OF DECEMBER 31,                 AS OF SEPTEMBER 30,
                                                         --------------------------------------    -------------------------
                                                            1994          1995          1996          1996           1997
                                                         ----------    ----------    ----------    ----------     ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net.........................   $  991,276    $  958,799    $1,120,346    $1,225,478     $1,500,864
Total assets..........................................    1,585,651     1,657,823     1,647,951     1,684,341      1,978,980
Total debt............................................    1,047,065     1,128,811     1,241,558     1,291,914      1,542,742
Stockholder's equity..................................      331,159       331,189       183,883       189,702        207,986

                                                                                                       NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                         --------------------------------------    -------------------------
                                                            1994          1995          1996          1996           1997
                                                         ----------    ----------    ----------    ----------     ----------
OPERATING DATA (IN THOUSANDS):
EBITDA(b).............................................   $  253,184    $  304,399    $  332,455    $  263,442     $  330,555
Adjusted EBITDA(b)....................................      (37,836)       27,211        47,684        44,846         56,238
Net cash provided by operating activities.............      291,651       173,163       301,911       231,577        229,878
COMPANY-OWNED STORES DATA (U.S. AND CANADA)(C):
Average number of vehicles operated...................       40,083        36,246        45,037        45,695         55,103
Number of rental transactions.........................    2,230,076     2,196,611     2,817,269     2,137,301      2,554,969
Average revenue per transaction.......................   $      161    $      170    $      176    $      179     $      189
Monthly average revenue per vehicle...................   $      748    $      856    $      917    $      929     $      972
VEHICLE LEASING DATA (U.S. AND CANADA)(C):
Average number of vehicles leased.....................       41,072        34,373        30,583        31,434         33,158
Average monthly lease revenue per unit................   $      349    $      400    $      409    $      411     $      418

-------------------------
(a) Net earnings for the year ended December 31, 1996 and the nine months ended September 30, 1996 would have been $10,474,000 and $13,641,000, respectively, if the intangible asset impairment losses were excluded.

(b) EBITDA consists of earnings (loss) before income taxes, plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not present EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company presents them because they are widely used financial measures of the potential capacity of a company to incur and service debt.

(c) Excludes 1994 data for Snappy Car Rental, Inc., which was sold in September 1994.

                 SUMMARY CONSOLIDATED FINANCIAL DATA OF DOLLAR

     The summary consolidated statement of operations, balance sheet and operating data of Dollar were derived from consolidated financial information of Dollar. In the opinion of Dollar Thrifty Group management, the information has been prepared on the same basis as the Dollar Thrifty Group consolidated financial statements and includes all adjustments necessary for fair presentation of the financial position and results of operations for the periods presented. Results for the nine months ended September 30, 1997 and 1996 are not indicative of results for a full year.

                                                                                                      NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                                         --------------------------------------    ------------------------
                                                            1994          1995          1996          1996          1997
                                                         ----------    ----------    ----------    ----------    ----------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rentals.....................................   $  299,563    $  311,267    $  435,074    $  334,393    $  431,645
  Vehicle leasing.....................................       57,018        47,321        38,195        29,728        26,465
  Fees and services...................................       27,709        20,068        22,718        18,374        17,798
  Other...............................................        2,949         3,278         3,183         2,794         1,649
                                                         ----------    ----------    ----------    ----------    ----------
      Total revenues..................................      387,239       381,934       499,170       385,289       477,557
Costs and expenses:
  Direct vehicle and operating........................      180,415       157,519       212,658       160,236       190,732
  Vehicle depreciation, net...........................      111,508       103,384       130,516        97,376       126,727
  Selling, general and administrative.................       81,236        70,099        87,739        66,739        75,364
  Interest expense, net...............................       49,413        42,860        45,129        33,702        42,395
  Amortization of cost in excess of net assets
    acquired..........................................        4,800         4,556         4,696         3,531         3,723
                                                         ----------    ----------    ----------    ----------    ----------
      Total costs and expenses........................      427,372       378,418       480,738       361,584       438,941
                                                         ----------    ----------    ----------    ----------    ----------
Earnings (loss) before income taxes...................      (40,133)        3,516        18,432        23,705        38,616
Income tax expense (benefit)..........................      (13,295)        3,399         9,108        11,828        17,369
                                                         ----------    ----------    ----------    ----------    ----------
Net earnings (loss)...................................   $  (26,838)   $      117    $    9,324    $   11,877    $   21,247
                                                         ==========    ==========    ==========    ==========    ==========

                                                                   AS OF DECEMBER 31,                AS OF SEPTEMBER 30,
                                                         --------------------------------------    ------------------------
                                                            1994          1995          1996          1996          1997
                                                         ----------    ----------    ----------    ----------    ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net.........................   $  513,164    $  571,610    $  690,069    $  739,086    $  934,186
Total assets..........................................      775,666       836,135       989,669       988,491     1,241,697
Total debt............................................      562,673       621,782       713,715       758,911       954,488
Stockholder's equity..................................       70,542        70,659       102,383        82,535       123,630

                                                                                                      NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                                         --------------------------------------    ------------------------
                                                            1994          1995          1996          1996          1997
                                                         ----------    ----------    ----------    ----------    ----------
OPERATING DATA (IN THOUSANDS):
EBITDA(a).............................................   $  131,903    $  160,003    $  205,079    $  162,869    $  216,548
Adjusted EBITDA(a)....................................      (22,040)       16,047        30,117        32,392        47,688
Net cash provided by operating activities.............      161,998       112,718       196,491       131,327       137,901
COMPANY-OWNED STORES DATA (U.S.):
Average number of vehicles operated...................       33,366        29,855        38,952        39,352        48,682
Number of rental transactions.........................    1,801,583     1,777,630     2,409,821     1,821,238     2,229,328
Average revenue per transaction.......................   $      166    $      175    $      181    $      184    $      194
Monthly average revenue per vehicle...................   $      748    $      869    $      931    $      944    $      985
VEHICLE LEASING DATA (U.S.):
Average number of vehicles leased.....................       14,130        10,823         7,801         8,140         6,774
Average monthly lease revenue per unit................   $      336    $      364    $      408    $      406    $      434

-------------------------
(a) EBITDA consists of earnings (loss) before income taxes plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not present EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company presents them because they are widely used financial measures of the potential capacity of a company to incur and service debt.

                 SUMMARY CONSOLIDATED FINANCIAL DATA OF THRIFTY

     The summary consolidated statement of operations, balance sheet and operating data of Thrifty were derived from consolidated financial information of Thrifty. In the opinion of Dollar Thrifty Group management, the information has been prepared on the same basis as the Dollar Thrifty Group consolidated financial statements and includes all adjustments necessary for fair presentation of the financial position and results of operations for the periods presented. Results for the nine months ended September 30, 1997 and 1996 are not indicative of results for a full year.

                                                                                                       NINE MONTHS ENDED
                                                                    YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                                ---------------------------------    ---------------------
                                                                  1994        1995        1996         1996         1997
                                                                --------    --------    ---------    ---------    --------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rentals............................................   $ 60,388    $ 61,241    $  60,524    $  47,841    $ 50,309
  Vehicle leasing............................................    114,951     117,769      111,969       86,649      98,318
  Fees and services..........................................     29,548      28,950       27,730       21,569      21,215
  Other......................................................      6,522       4,768        4,714        3,768       4,595
                                                                --------    --------    ---------    ---------    --------
      Total revenues.........................................    211,409     212,728      204,937      159,827     174,437
Costs and expenses:
  Direct vehicle and operating...............................     29,335      32,270       33,242       27,204      28,317
  Vehicle depreciation, net..................................     87,739      85,287       82,592       64,064      80,724
  Selling, general and administrative........................     51,530      52,102       50,260       37,245      37,917
  Interest expense, net......................................     29,609      30,754       26,449       20,517      22,392
  Amortization of cost in excess of net assets acquired......      5,900       5,900        3,473        3,211         781
  Intangible asset impairment losses.........................         --          --      157,758      155,000          --
                                                                --------    --------    ---------    ---------    --------
      Total costs and expenses...............................    204,113     206,313      353,774      307,241     170,131
                                                                --------    --------    ---------    ---------    --------
Earnings (loss) before income taxes..........................      7,296       6,415     (148,837)    (147,414)      4,306
Income tax expense...........................................      6,102       6,387        7,338        6,401       3,058
                                                                --------    --------    ---------    ---------    --------
Net earnings (loss)(a).......................................   $  1,194    $     28    $(156,175)   $(153,815)   $  1,248
                                                                ========    ========    =========    =========    ========

                                                                       AS OF DECEMBER 31,             AS OF SEPTEMBER 30,
                                                                ---------------------------------    ---------------------
                                                                  1994        1995        1996         1996         1997
                                                                --------    --------    ---------    ---------    --------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net................................   $425,345    $382,137    $ 430,277    $ 486,392    $566,678
Total assets.................................................    772,075     837,317      676,370      704,333     732,017
Total debt...................................................    447,273     520,142      527,843      548,513     587,711
Stockholder's equity.........................................    257,670     257,756       96,159      103,815      97,288

                                                                                                       NINE MONTHS ENDED
                                                                    YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                                ---------------------------------    ---------------------
                                                                  1994        1995        1996         1996         1997
                                                                --------    --------    ---------    ---------    --------
OPERATING DATA (IN THOUSANDS):
EBITDA(b)....................................................   $133,431    $130,385    $ 124,267    $  97,501    $110,323
Adjusted EBITDA(b)...........................................     12,984       8,662       14,506        9,395       4,867
Net cash provided by operating activities....................    113,518      62,053      108,052       90,057      81,647
COMPANY-OWNED STORES DATA (U.S. AND CANADA):
Average number of vehicles operated..........................      6,717       6,391        6,085        6,343       6,421
Number of rental transactions................................    428,493     418,981      407,448      316,063     325,641
Average revenue per transaction..............................   $    141    $    146    $     149    $     151    $    155
Monthly average revenue per vehicle..........................   $    749    $    799    $     829    $     838    $    871
VEHICLE LEASING DATA (U.S. AND CANADA):
Average number of vehicles leased............................     26,942      23,550       22,782       23,294      26,384
Average monthly lease revenue per unit.......................   $    356    $    417    $     409    $     413    $    414

-------------------------
(a) Net earnings for the year ended December 31, 1996 and the nine months ended September 30, 1996 would have been $1,583,000 and $1,185,000, respectively, if the intangible asset impairment losses were excluded.

(b) EBITDA consists of earnings (loss) before income taxes, plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not present EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company presents them because they are widely used financial measures of the potential capacity of a company to incur and service debt.

                     CONTINUING RELATIONSHIP WITH CHRYSLER

     The Company is a wholly owned subsidiary of Chrysler. After the Offering, Chrysler will own no shares in the Company. Chrysler will, however, have certain continuing financial and commercial arrangements with Dollar Thrifty Group.

VEHICLE SUPPLY

     Chrysler will continue to provide vehicles to Dollar and Thrifty under vehicle supply agreements extending through July 2001. The Dollar Thrifty Group was Chrysler's largest customer for the 1997 model year. In addition to supplying vehicles, Chrysler has agreed to offer Dollar and Thrifty any residual value program Chrysler makes generally available. Chrysler has also agreed to make various promotional payments during the term of the vehicle supply agreements. Dollar and Thrifty are required to advertise Chrysler vehicles exclusively. See "Business -- Fleet Acquisition and Management -- Vehicle Supply."

CREDIT SUPPORT

     As part of the Financing Plan, Chrysler will provide a letter of credit to support the Company's fleet financings. The credit support will start at $60 million and decline by at least $12 million per year as of March 1, beginning in 1999. The Company will need to replace this credit support with cash from operations or borrowings under the Revolving Credit Facility. In addition, as part of the Financing Plan, Chrysler Financial Corporation, Chrysler's finance subsidiary, will receive repayment of vehicle debt in the amount of approximately $900 million. See "-- Financing Plan." The Company has also agreed to nominate a person designated by Chrysler as a director of the Company so long as Chrysler is providing credit support.

INSURANCE AND ANCILLARY MATTERS

     Chrysler Insurance Corporation, a Chrysler subsidiary, provides insurance to the Group, which is secured by surety bonds that are guaranteed by Chrysler. Chrysler Insurance Corporation also provides other surety bonds to secure various obligations of the Group, including those under airport concession agreements. As part of the Financing Plan, these surety bonds and the related Chrysler guarantees will be replaced by new bonds or letters of credit issued by third parties unaffiliated with Chrysler. See "-- Financing Plan." Chrysler and the Company are also entering into a tax sharing agreement. In connection with the Offering, various intercompany accounts between Chrysler and the Group will be settled. See "Selected Consolidated Financial and Operating Data" and "Unaudited Pro Forma Consolidated Financial Statements."

     For additional information about the Group's relationship with Chrysler, see "Risk Factors -- Dependence on Chrysler," "Continuing Relationship with Chrysler" and "Selected Consolidated Financial Data."

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this Prospectus before deciding to invest in the Shares.

ECONOMIC CONDITIONS

     Dollar Thrifty Group's results of operations are affected by general economic conditions in the United States and Canada and by other factors that may be beyond its control. These factors include financing costs, competitive conditions in the vehicle rental industry and regulatory developments. A decline in general economic activity has historically led to a decline in both business and leisure travel and to lower demand for rental vehicles. Changes in the level of discretionary travel particularly affect Dollar's results because a high proportion of its customers are discretionary travelers, including leisure and other travelers who pay their own expenses.

     There have also been periods of significant overcapacity in the vehicle rental industry, such as during the 1990 to 1992 recession, when vehicle rental companies lowered their rental rates. When their principal competitors have lowered their rental rates, Dollar, Thrifty and their respective franchisees have followed. Future reductions in rental rates could adversely affect Dollar Thrifty Group's results of operations.

     A downturn in economic conditions also could reduce the amounts the Group realizes when it sells vehicles that are not covered by an automotive manufacturer's residual value program. A significant downturn in economic activity could cause franchisees to have financial difficulties. This could result in less fee revenue from franchisees and higher levels of bad debts.

HIGHLY COMPETITIVE NATURE OF VEHICLE RENTAL INDUSTRY

     There is intense competition in the vehicle rental industry, particularly with respect to price and service. Dollar and Thrifty compete against national, regional and local vehicle rental companies. Dollar, Thrifty and their franchisees have followed their principal competitors when they have reduced their rental rates and generally have been unable to raise rates unilaterally. A significant increase in industry capacity or reduction in overall demand would adversely affect the ability of Dollar, Thrifty and their franchisees to maintain or increase their rates. This would also adversely affect Dollar Thrifty Group's results of operations.

     Dollar's and Thrifty's principal competitors have larger rental volumes, greater financial resources and more sophisticated information systems. This may place Dollar and Thrifty at a disadvantage in responding to these competitors' offerings, to substantial changes in rental customer preferences or governmental regulation and to adverse economic conditions. Dollar Thrifty Group is also particularly dependent on discretionary travelers. It is, therefore, more susceptible to the impact of poor economic conditions than those competitors that have a more balanced mix of business.

SUBSTANTIAL DEBT; INTEREST RATE RISK

     Dollar Thrifty Group will continue to have substantial debt and debt service requirements after the Offering and implementation of the Financing Plan. As of September 30, 1997, Dollar Thrifty Group's total consolidated debt was $1.54 billion (representing 88% of its total capitalization). Of this amount, $1.52 billion was secured debt for the purchase of vehicles and the balance was secured debt that did not relate to the purchase of vehicles. As of September 30, 1997, Dollar had $33.2 million and Thrifty had $75.1 million available for borrowing under their bank facilities to finance the purchase of fleet vehicles.

     Following the Offering and implementation of the Financing Plan, Dollar Thrifty Group will have total secured debt of $1.47 billion and have scheduled annual principal payments ranging from approximately $48.1 million to $281.9 million for the years 1998 through 2001. In addition, Chrysler's credit support of $60 million will decline by a minimum of $12 million per year as of March 1, beginning in 1999. The Company may need to use its debt capacity to provide letters of credit to replace the Chrysler credit support.

     Dollar Thrifty Group intends to use cash generated by operations for debt service and, subject to restrictions under its debt instruments, to make capital investments. The Group expects to incur additional debt from time to time to the extent permitted under the terms of its debt instruments.

     Dollar Thrifty Group's substantial level of debt has important consequences. Those consequences include:

          - the Group's ability to borrow additional amounts for working capital, capital expenditures or other purposes could be limited;

          - a substantial portion of the Group's cash flow from operations will be required to make debt service payments;

          - the Group will be exposed to increases in interest rates because a
            substantial portion of its debt (   % after implementation of the
            Financing Plan) will bear interest at floating rates; and

          - the Group's leverage could limit its flexibility to react to changes in general economic conditions, competitive pressures and adverse changes in government regulation and its ability to capitalize on significant business opportunities.

In connection with its new Revolving Credit Facility, the Company expects to enter into a credit agreement (the "Credit Agreement") containing various covenants that would restrict its ability to pay dividends and to engage in various transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Dollar Thrifty Group will have to sustain the improved level of operating results and cash flow it achieved in the first nine months of 1997 to meet its debt service obligations using operating cash flow and to comply with its debt covenants. It is not certain whether the Group will be able to do so. Its results depend significantly on factors, including prevailing economic and competitive conditions, that may be beyond its control. If Dollar Thrifty Group is unable to meet its debt service obligations or comply with its covenants, there would be a default under the Credit Agreement. To avoid a default, the Company may need waivers from third parties, which might not be granted.

     Dollar Thrifty Group's results of operations depend significantly on prevailing levels of interest rates because of the large amount of financing it incurs to buy vehicles. The amount of its financing costs affects the amount Dollar, Thrifty and their franchisees must charge their customers to be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 8 of Notes to Consolidated Financial Statements.

COST OF VEHICLES

     The average prices of new vehicles have historically increased from year to year. However, automotive manufacturers have offered sales incentive programs that have partly offset the impact of those price increases. Sales incentives might not continue to be available or might be available on less favorable terms, in which case Dollar Thrifty Group's operating results could be materially adversely affected.

MARKET RISK ON VEHICLE DISPOSITION

     As of September 30, 1997, Dollar Thrifty Group was subject to "residual value risk" on approximately 22% of its fleet. Residual value risk is the risk that a vehicle's market value at the time it is sold will be less than its depreciated value. Automotive manufacturers' residual value programs limit the Group's residual value risk for the remaining approximately 78% of its fleet because the manufacturer either guarantees the aggregate depreciated value of covered vehicles of a given model year, as is generally the case under Chrysler's program, or agrees to repurchase vehicles at specified prices during established repurchase periods. In either case, the manufacturer's obligation is subject to certain conditions relating to each vehicle's age, physical condition and mileage.

     Vehicles purchased by vehicle rental companies under these programs are referred to in this Prospectus as "Program Vehicles." Vehicles not purchased under these programs and for which the vehicle rental company therefore bears the residual value risk are referred to in this Prospectus as "Non-Program Vehicles." Management believes that a majority of vehicles owned by other U.S. vehicle rental companies are Program Vehicles.

     Residual value programs enable Dollar and Thrifty to determine their depreciation expense on Program Vehicles in advance. Vehicle depreciation is the largest single cost element in Dollar's and Thrifty's operations. The percentage of Dollar's and Thrifty's vehicle rental fleets benefiting from residual value programs could decrease if the automotive manufacturers changed the size or terms of these programs. In that event, Dollar and Thrifty would have increased residual value risk that could be material to their results of operations and could adversely affect their ability to finance their fleet.

     Because it is difficult to predict future vehicle resale values, Dollar and Thrifty may not be able to manage effectively the residual value risk on their Non-Program Vehicles. Thrifty's results for the first nine months of 1997 were adversely affected by lower than anticipated residual values. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The residual value of Non-Program Vehicles depends on such factors as the general level of pricing in the automotive industry for both new and used vehicles. Prices for used vehicles generally decrease if the automotive manufacturers increase the retail sales incentives they offer on new vehicles. The Company cannot predict the level of retail sales incentives Chrysler or the other automotive manufacturers will offer in the future.

     Dollar and Thrifty have received substantial payments under residual value programs over the past several years. See Note 5 of Notes to Consolidated Financial Statements.

FINANCING

     Dollar Thrifty Group depends heavily on third-party financing to purchase fleet vehicles. Accordingly, continued availability of fleet financing on favorable terms is important to the Group's results of operations. As of September 30, 1997, more than 75% of Dollar Thrifty Group's fleet debt related to the purchase of Program Vehicles. This fleet debt was secured, in part, by the obligations of automotive manufacturers under residual value programs. As a result, a significant change in the size or terms of those programs or in the credit standing of the manufacturers could materially adversely affect the Group's ability to obtain fleet financing on favorable terms. The Group would be particularly affected by any decline in Chrysler's credit standing since most of the Group's indebtedness relates to Chrysler Program Vehicles. The inability of the Group to obtain fleet financing on favorable terms would have a material adverse effect on the Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON CHRYSLER

     Chrysler is Dollar's and Thrifty's principal supplier of vehicles. While the number of vehicles purchased from Chrysler varies from year to year, in the 1997 model year approximately 97% of Dollar Thrifty Group's U.S. vehicle purchases were Chrysler vehicles. Dollar and Thrifty have agreed in vehicle supply agreements to buy at least 80% of their annual fleet requirements from Chrysler through July 2001. If Chrysler is unable to supply sufficient vehicles or their agreements are not extended, vehicles might not be available from other automotive manufacturers in sufficient quantities and on competitive prices and terms. In that event, Dollar or Thrifty might have to purchase vehicles at higher prices or on less favorable terms than its competitors and might not be able to pass the increased costs on to customers and franchisees. See "Business -- Fleet Acquisition and Management -- Vehicle Supply." The Group would also be adversely affected if customer satisfaction with Chrysler products declined significantly.

     Given the volume of vehicles Dollar Thrifty Group purchases from Chrysler, shifting large portions of their fleet purchases to other manufacturers would require significant lead time and various operational changes. In addition, other automotive manufacturers might be unwilling to enter into supply agreements with Dollar or Thrifty because they have supply agreements with some of Dollar's and Thrifty's competitors.

     If Dollar or Thrifty does not purchase a sufficient volume of its vehicles from Chrysler or otherwise comply with the provisions of its vehicle supply agreement, it would not be entitled to certain promotional payments from Chrysler and its agreement could be terminated by Chrysler. The level of Chrysler promotional payments has been material to the Group's results of operations. The loss or interruption of, or reductions in, these payments could have a material adverse effect. See Note 5 of Notes to Consolidated Financial Statements.

     Chrysler will provide Dollar Thrifty Group with up to $60 million of credit support in connection with the Financing Plan.

     There are various intercompany agreements and arrangements between members of Dollar Thrifty Group and Chrysler and its subsidiaries. See "Continuing Relationship with Chrysler." It is not certain that the products, services and other benefits that Chrysler and its subsidiaries currently provide to or purchase from the members of the Group could be replaced and maintained on favorable terms, if at all.

DOLLAR'S DEPENDENCE ON LEISURE MARKET AND TOUR OPERATORS

     Dollar Thrifty Group's results of operations depend heavily on Dollar's continuing success in the leisure vehicle rental market, particularly with respect to foreign tour operators with which it has significant relationships. Both Dollar's and Thrifty's results also depend heavily on the overall level of discretionary travel in the United States and Canada since they rent vehicles mainly to discretionary travelers.

     Dollar derived approximately 80% of its rental revenue in 1996 from operations in Florida, California, Hawaii and Nevada, states with a high volume of leisure travelers. Dollar estimates that it derived approximately 28% of its rental revenue in 1996 from customers of foreign tour operators and approximately 8% from customers of domestic tour operators.

     Reduced levels of discretionary spending resulting from an economic decline in the United States, Canada or those foreign countries, particularly the United Kingdom, where a majority of Dollar's tour operators' customers reside, would adversely affect the Group. The Company would also be adversely affected if Dollar were unable to maintain its relationships with tour operators or if there were a decline in the level of its tour customer rentals. Such a decline could result from events reducing the appeal of the leisure destinations served by Dollar and, in the case of tourists from the United Kingdom, from changes in the value of the British pound.

SEASONALITY

     The third quarter, during the peak summer travel months, has historically been the strongest quarter of the year in terms of the numbers of vehicle rentals and rental rates. Disruptions in travel patterns during the summer period could have a material adverse effect on Dollar Thrifty Group.

REGULATION OF LOSS DAMAGE WAIVERS AND SUPPLEMENTAL LIABILITY INSURANCE

     The sale of loss damage waivers and supplemental liability insurance has been an important source of revenues for the vehicle rental industry. Under loss damage waivers, the rental companies agree to relieve a customer from financial responsibility for vehicle damage. Supplemental liability insurance covers customers for third party personal injury, death and property damage claims resulting from accidents. Many states regulate the sale of loss damage waivers, supplemental liability insurance or both. Adoption of national or additional state legislation affecting or limiting the sale of these products could result in a reduction in or loss of these sources of revenues. In addition, limitations on customers' liability to vehicle rental companies could increase costs to Dollar, Thrifty and their franchisees. The Group's revenue from the sale of loss damage waivers was approximately 10%, and the Group's revenue from the sale of supplemental liability insurance was approximately 4.5%, of its total revenue both in 1996 and the nine months ended September 30, 1997.

UNINSURED LIABILITY RISK

     Dollar and Thrifty are exposed to claims for personal injury, death and property damage resulting from accidents involving their rental customers. Thrifty self-insures for that risk up to $500,000 per occurrence. Thrifty also has a quota sharing arrangement with an unaffiliated carrier under which Thrifty pays 15% of the portion of any loss between $500,000 and $2 million. Thrifty also has liability coverage of up to $7.5 million per occurrence. Dollar self-insures for personal injury, death and property damage up to $1 million per occurrence and maintains liability coverage up to $7.5 million per occurrence. For claims arising before completion of the

Offering, both Dollar and Thrifty have additional insurance above their respective self-insured retention and insurance coverage levels under a policy issued to Chrysler by unaffiliated carriers.

     Dollar and Thrifty are obtaining insurance that would be effective upon completion of the Offering of certain amounts in excess of their respective self-insured retention levels and coverages. Dollar or Thrifty may have uninsured liabilities above historical levels and could also have liabilities for existing or future claims exceeding their insurance coverage. Dollar or Thrifty may not have sufficient capital available to pay uninsured claims. In addition, they may not be able to obtain or maintain insurance on economically reasonable terms.

REGULATORY AND ENVIRONMENTAL MATTERS

     Various federal, state, local and foreign laws and regulations affect Dollar's and Thrifty's operations. Some relate to selling loss damage waivers and supplemental liability insurance, vicarious liability of vehicle owners (where the owner of a vehicle is responsible for accidents of the driver) and consumer protection. Others relate to advertising, sales of used vehicles, the taxing and licensing of vehicles, franchising operations and sales, and environmental protection and cleanup. Compliance with current and future laws and regulations could require material expenditures by the Group or otherwise materially adversely affect the Company's results of operations or financial condition.

     Dollar and Thrifty have made, and will continue to make, expenditures to comply with environmental laws and regulations. They include expenditures for the investigation or cleanup of contamination at their respective owned and leased properties, as well as contamination at other locations at which their respective wastes have reportedly been identified. Depending on such factors as the material and quantities involved and the environmental setting, spills or releases involving underground petroleum storage tank systems used in Dollar's and Thrifty's operations could result in operational interruptions and expenditures that could materially adversely affect the Group.

AVAILABILITY AND PRICE OF FUEL

     Dollar's and Thrifty's operations would be materially adversely affected if fuel supplies were limited, mandatory allocations or rationing of fuel were imposed or fuel prices increased significantly.

LACK OF PUBLIC MARKET FOR COMMON STOCK; DETERMINATION OF PUBLIC OFFERING PRICE

     There has not been a public market for the Shares. The Company is applying to list the Common Stock for trading on the New York Stock Exchange. The Company does not know the extent to which investor interest in the Company will lead to development of a trading market or how liquid that market might be. The initial public offering price for the Shares of Common Stock will be determined through negotiations among Chrysler, the Company and the U.S. Underwriters and the Managers. Investors may not be able to resell their shares at or above the initial public offering price. See "Underwriting."

DILUTION

     The initial public offering price per Share will exceed the net tangible book value per Share. Accordingly, the purchasers of Shares sold in the Offering
will experience immediate and substantial dilution (approximately $     per
Share) in their investment. See "Dilution."

                                USE OF PROCEEDS

     The Company estimates that it will receive net proceeds from the sale of
Shares in the Offering of approximately $   million, after deduction of
underwriting discounts and commissions and expenses payable by the Company. The Company expects to use these proceeds to provide collateral for fleet financing, as part of the Financing Plan. The Company will receive additional proceeds of
up to $   if the U.S. Underwriters and the Managers exercise their
over-allotment options. The Company would use the additional proceeds for general corporate purposes. Those purposes include providing collateral for the Medium Term Note Program and the Commercial Paper Program that would reduce the level of Chrysler credit support immediately upon completion of the Offering. The Company will not receive any of the proceeds from Chrysler's sale of Shares in the Offering.

                                DIVIDEND POLICY

     As the Company currently intends to retain any future earnings to fund the development and growth of its business, it does not anticipate declaring and paying cash dividends on the Common Stock in the near term. The decision whether to use legally available funds to pay dividends on the Common Stock will be made by the Company's Board of Directors from time to time in the exercise of its business judgment. The Board will take into account such matters as the Company's results of operations and financial condition and any then-existing or proposed commitments for the use by the Company of available funds.

     The Company expects that its Credit Agreement and other debt instruments will restrict its ability to pay cash dividends on the Common Stock. It may also enter into additional loan or other agreements or issue debt securities or preferred shares with this type of restriction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                    DILUTION

     As of September 30, 1997, Dollar Thrifty Group had a net tangible book value of approximately $.39 per share. "Net tangible book value" per share represents net tangible assets (total assets less liabilities and net intangible assets) of the Group on a consolidated basis, divided by the total number of shares outstanding before the Offering. Without taking into account any changes in net tangible book value after September 30, 1997, other than to give effect to the Offering and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Common Stock as of September 30, 1997
would have been approximately $      million, or $      per share. The following
table shows the effect of the Offering as if it had occurred at September 30, 1997 and illustrates the immediate increase in net tangible book value of
$      per share and an immediate dilution of $      per share to new investors:

Public offering price per share........................................                $
                                                                                       ---------
Net tangible book value per share as of September 30, 1997.............   $
                                                                          ---------
Increase in net tangible book value per share attributable to the
  Offering.............................................................   $
                                                                           ========
Pro forma net tangible book value per share as of September 30, 1997
  after giving effect to the Offering..................................                $
                                                                                       ---------
Immediate dilution per share to new investors in the Offering..........                $
                                                                                        ========

                                 CAPITALIZATION

     The following table sets forth the capitalization of Dollar Thrifty Group as of September 30, 1997 and as adjusted to reflect implementation of the Financing Plan and the settlement of certain intercompany accounts between Dollar Thrifty Group and Chrysler. This table should be read in conjunction with the consolidated financial statements of Dollar Thrifty Group included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                                    AS OF SEPTEMBER 30, 1997
                                                                    -------------------------
                                                                                   PRO FORMA
                                                                      ACTUAL      AS ADJUSTED
                                                                    ----------    -----------
                                                                    (IN THOUSANDS)
Vehicle debt
  Asset backed notes.............................................   $  491,160    $ 1,391,160
  Vehicle line of credit with Chrysler Financial Corporation.....      954,636             --
  Other vehicle obligations......................................       74,013         74,013
                                                                    ----------    -----------
       Total vehicle debt........................................   $1,519,809    $ 1,465,173
Non-vehicle debt.................................................       22,933          5,600
                                                                    ----------    -----------
       Total debt (a)............................................   $1,542,742    $ 1,470,773
Stockholder's equity:
  Preferred stock, $.01 par value, 10,000,000 shares authorized;
     none issued.................................................           --             --
  Common stock, $.01 par value, 50,000,000 shares authorized;
     20,000,000 issued and outstanding actual and 22,500,000
     as adjusted (b).............................................   $      200    $       225
Additional paid-in capital (b)...................................      628,915        674,140
Accumulated deficit..............................................     (421,129)      (425,429)
                                                                    ----------    -----------
       Total stockholders' equity................................      207,986        248,936
                                                                    ----------    -----------
            Total capitalization.................................   $1,750,728    $ 1,719,709
                                                                    ==========    ===========

-------------------------
(a) The Company has obtained from Credit Suisse First Boston and its affiliates underwritten financing commitments relating to the Revolving Credit Facility and the Liquidity Facility. Credit Suisse First Boston will underwrite the Medium Term Note Program.

(b) Excludes 2,250,000 Shares (plus up to an additional        Shares if the
    U.S. Underwriters and the Managers exercise their over-allotment options) reserved for issuance under the Company's Long-Term Incentive Plan.

               UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited pro forma consolidated statements of Dollar Thrifty Group as of September 30, 1997 and for the year ended December 31, 1996 and nine months ended September 30, 1997 give effect to two sets of transaction adjustments as if they had occurred on January 1 of the earliest period presented. The two sets of adjustments are as follows:

     I. Pro forma separation adjustments to reflect:

        - Settlement of certain intercompany accounts between Dollar Thrifty Group and Chrysler;

        - Establishment of expenses of the Company for certain items currently paid by Chrysler; and

        - Additional costs associated with being an independent publicly held company.

     II. Offering and refinancing adjustments to reflect:

        - Offering by the Company of Shares covered by this Prospectus without including any additional proceeds that would be received if the U.S. Underwriters and Managers exercised their over allotment options;

        - Replacement of bonds and bond guarantees currently provided by Chrysler; and

        - Refinancing of the Company's vehicles currently financed by Chrysler Financial Corporation to include:

           (a) the Medium Term Note Program;

           (b) the Revolving Credit Facility;

           (c) the Commercial Paper Program and the Liquidity Facility; and

           (d) the Chrysler Credit Support Agreement.

     The Company believes that the accounting treatment used to reflect these transactions provides a reasonable basis on which to present this unaudited pro forma financial data. The pro forma consolidated balance sheet and the consolidated statements of operations are unaudited and were derived by adjusting the historical financial statements of the Company. THE COMPANY IS PROVIDING UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR INFORMATIONAL PURPOSES ONLY AND THEY SHOULD NOT BE CONSTRUED AS INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS HAD THE TRANSACTIONS BEEN CONSUMMATED ON THE DATES ASSUMED. THEY DO NOT PROJECT THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

     The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus.

                              DOLLAR THRIFTY GROUP

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)
                               SEPTEMBER 30, 1997

                                                                                 OFFERING
                                                                                    AND
                                                  PRO FORMA                      FINANCING
                                                 SEPARATION           AS           PLAN           PRO FORMA
                                     ACTUAL      ADJUSTMENTS       ADJUSTED     ADJUSTMENTS      AS ADJUSTED
                                   ----------    -----------      ----------    -----------      -----------
ASSETS
Cash and cash equivalents.......   $    5,164     $  49,045 (1)   $   51,209     $ (14,636)(5)   $     4,090
                                                     (3,000)(2)                      5,000 (5)
                                                                                   (15,150)(6)
                                                                                   (22,333)(7)
Restricted cash and
  investments...................       28,487            --           28,487       945,250 (5)        33,737
                                                                                  (940,000)(5)
Accounts and notes receivable,
  net...........................       83,667            --           83,667            --            83,667
Due from Parent.................       75,243       (49,045)(1)       26,198            --            26,198
Prepaid expenses and other
  assets........................       25,450         3,000 (2)       28,450        15,150 (6)        43,600
Revenue earning vehicles, net...    1,500,864            --        1,500,864            --         1,500,864
Property and equipment, net.....       59,907            --           59,907            --            59,907
Intangible assets, net..........      200,198       (22,400)(3)      177,798            --           177,798
                                   ----------     ---------       ----------     ---------       -----------
                                   $1,978,980     $ (22,400)      $1,956,580     $ (26,719)      $ 1,929,861
                                   ==========     =========       ==========     =========       ===========
LIABILITIES AND STOCKHOLDER'S
  EQUITY
Liabilities:
  Accounts payable..............   $   40,812            --       $   40,812            --       $    40,812
  Accrued liabilities...........       88,600            --           88,600            --            88,600
  Income taxes payable..........        9,635            --            9,635            --             9,635
  Public liability and property
     damage.....................       73,967            --           73,967            --            73,967
  Debt and other obligations....    1,542,742            --        1,542,742     $ (22,333)(7)     1,470,773
                                                                                   900,000 (5)
                                                                                  (954,636)(5)
                                                                                     5,000 (5)
  Deferred income taxes.........       15,238     $   4,300 (4)       (2,862)                         (2,862)
                                                    (22,400)(3)
                                   ----------     ---------       ----------     ---------       -----------
       Total liabilities........    1,770,994       (18,100)       1,752,894       (71,969)        1,680,925
Stockholder's Equity:
  Preferred stock...............           --            --               --            --                --
  Common stock..................          200            --              200            25 (5)           225
  Additional capital............      628,915            --          628,915        45,225 (5)       674,140
  Accumulated deficit...........     (421,129)       (4,300)(4)     (425,429)           --          (425,429)
                                   ----------     ---------       ----------     ---------       -----------
                                      207,986        (4,300)         203,686        45,250           248,936
                                   ----------     ---------       ----------     ---------       -----------
                                   $1,978,980     $ (22,400)      $1,956,580     $ (26,719)      $ 1,929,861
                                   ==========     =========       ==========     =========       ===========

      See notes to unaudited pro forma consolidated financial statements.

                              DOLLAR THRIFTY GROUP

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                          YEAR ENDED DECEMBER 31, 1996

                                                                                OFFERING AND
                                                  PRO FORMA                      FINANCING
                                                 SEPARATION           AS            PLAN            PRO FORMA
                                     ACTUAL      ADJUSTMENTS       ADJUSTED     ADJUSTMENTS        AS ADJUSTED
                                     ------      -----------       --------     ------------       -----------
REVENUES:
  Vehicle rentals...............    $ 495,598           --         $ 495,598            --          $ 495,598
  Vehicle leasing...............      150,179           --           150,179            --            150,179
  Fees and services.............       50,475           --            50,475            --             50,475
  Other.........................        9,342           --             9,342            --              9,342
                                    ---------      -------         ---------      --------          ---------
       Total revenues...........      705,594           --           705,594            --            705,594
COSTS AND EXPENSES:
  Direct vehicle and
     operating..................      245,895           --           245,895            --            245,895
  Vehicle depreciation, net.....      213,143           --           213,143            --            213,143
  Selling, general and
     administrative.............      138,363      $ 1,338(8)        142,201      $  2,756(10)        145,090
                                                     2,500(9)                          133(11)
  Interest expense, net.........       72,868           --            72,868         3,116(12)         76,320
                                                                                       336(13)
  Amortization of cost in excess
     of net assets acquired.....        8,169         (672)(3)         7,497            --              7,497
  Intangible asset impairment
     losses.....................      157,758           --           157,758            --            157,758
                                    ---------      -------         ---------      --------          ---------
       Total costs and
          expenses..............      836,196        3,166           839,362         6,341            845,703
                                    ---------      -------         ---------      --------          ---------
LOSS BEFORE INCOME TAXES........     (130,602)      (3,166)         (133,768)       (6,341)          (140,109)
INCOME TAX EXPENSE (BENEFIT)....       16,682         (299)(14)       16,383        (2,536)(14)        13,847
                                    ---------      -------         ---------      --------          ---------
NET LOSS(a).....................    $(147,284)     $(2,867)        $(150,151)     $ (3,805)         $(153,956)
                                    =========      =======         =========      ========          =========

-------------------------
(a) The pro forma as adjusted net loss for the year ended December 31, 1996 would have been $3,802,000 without the intangible asset impairment losses.

      See notes to unaudited pro forma consolidated financial statements.

                              DOLLAR THRIFTY GROUP

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                                 OFFERING
                                                   PRO FORMA                        AND
                                                  SEPARATION           AS       REFINANCING        PRO FORMA
                                       ACTUAL     ADJUSTMENTS       ADJUSTED    ADJUSTMENTS       AS ADJUSTED
                                       ------     -----------       --------    -----------       -----------
REVENUES:
  Vehicle rentals.................    $481,954           --         $481,954           --          $481,954
  Vehicle leasing.................     124,783           --          124,783           --           124,783
  Fees and services...............      39,018           --           39,018           --            39,018
  Other...........................       7,127           --            7,127           --             7,127
                                      --------      -------         --------      -------          --------
       Total revenues.............     652,882           --          652,882           --           652,882
COSTS AND EXPENSES:
  Direct vehicle and operating....     219,058           --          219,058           --           219,058
  Vehicle depreciation, net.......     207,452           --          207,452           --           207,452
  Selling, general and
     administrative...............     111,554      $   260(8)       113,689      $ 2,488(10)       116,403
                                                      1,875(9)                        226(11)
  Interest expense, net...........      65,756           --           65,756        1,287(12)        68,115
                                                                                    1,072(13)
  Amortization of cost in excess
     of net assets acquired.......       4,504         (504)(3)        4,000           --             4,000
                                      --------      -------         --------      -------          --------
       Total costs and expenses...     608,324        1,631          609,955        5,073           615,028
                                      --------      -------         --------      -------          --------
EARNINGS (LOSS) BEFORE INCOME
  TAXES...........................      44,558       (1,631)          42,927       (5,073)           37,854
INCOME TAX EXPENSE (BENEFIT)......      20,338           51(14)       20,389       (2,284)(14)       18,105
                                      --------      -------         --------      -------          --------
NET EARNINGS (LOSS)...............    $ 24,220      $(1,682)        $ 22,538      $(2,789)         $ 19,749
                                      ========      =======         ========      =======          ========

      See notes to unaudited pro forma consolidated financial statements.

                              DOLLAR THRIFTY GROUP

       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

 (1) The Due from Parent amount includes intercompany advances to and loans and other amounts due from Chrysler pursuant to a consolidated cash management program and working capital line of credit. The unaudited pro forma balance sheet has been adjusted by $49,045,000 to reflect repayment of the advance by Chrysler.

 (2) To reflect payment of $3,000,000 with respect to insurance premiums and premium deposits for insurance coverages previously obtained through Chrysler.

 (3) To reflect the realization by the Company of pre-acquisition net operating loss carryforwards under the new tax sharing agreement with Chrysler. Realization is recorded by eliminating the related valuation allowance and offsetting original cost in excess of net assets acquired. Amortization of cost in excess of net assets acquired has also been reduced to reflect the reduction in this expense related to this adjustment.

 (4) Deferred income taxes reflect $4,300,000 which the Company will not realize under its new tax sharing arrangements with Chrysler.

 (5) To reflect:

     - $900,000,000 in proceeds from the issuance of asset backed notes as an increase in restricted cash to be used to refinance vehicles.

     - Assumed $45,250,000 in net proceeds from the Company's sale of shares in the Offering as an increase in restricted cash and equity.

     - $940,000,000 of restricted cash, together with $14,636,000 to repay vehicle obligations to Chrysler Financial Corporation.

     - $5,000,000 in borrowings under new working capital line.

 (6) To reflect $15,150,000 in fees associated with the refinancing of vehicle obligations, working capital, bonds and letter of credit obligations as an increase in deferred financing cost.

 (7) The Company has borrowings under bank working capital lines that would not have been borrowed if it had been an independent company. Debt and other obligations and cash and cash equivalents have been reduced by $22,333,000 to reflect the repayment of this debt.

 (8) To reflect the impact of obtaining separate excess liability insurance coverage, workers' compensation insurance coverage, directors and officers liability coverage and automobile insurance coverage currently provided by Chrysler at costs that do not reflect the costs of these coverages on an independent company basis.

 (9) To reflect the cost of certain executive management expenses currently paid by Chrysler (adjusted to reflect independent company expense levels) and to reflect the costs associated with being an independent public entity.

(10) To reflect the cost of replacing the existing bonds currently guaranteed by Chrysler to support the Company's insurance, airport concession and other obligations.

(11) To reflect the costs associated with the long-term incentive plan and the elimination of the prior executive compensation plan.

(12) To reflect the effect on net interest expense of settling intercompany loans and advances with Chrysler and replacing these loans with bank borrowings at LIBOR plus 2.5% and investing excess cash at commercial paper rates. This adjustment includes the elimination of interest subsidies on intercompany loans from Chrysler related to Dollar's operations.

                                                                     (Continued)

                                                    YEAR ENDED       NINE MONTHS ENDED
                                                 DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                                 -----------------   ------------------
                                                             (IN THOUSANDS)
Actual net interest income (expense) --
  Chrysler......................................      $ (971)              $   125
Elimination of interest subsidies provided by
  Chrysler......................................       2,024                 1,144
Increase (decrease) in net interest paid to
  banks.........................................       2,063                    18
                                                     -------              --------
                                                      $3,116               $ 1,287
                                                     =======              ========

(13) The Company's vehicle financing plan includes the issuance of medium term notes, a commercial paper program, the assumed $45,250,000 net proceeds from the Company's sale of Shares in the Offering, and the repayment of existing vehicle obligations to Chrysler Financial Corporation:

                                                    YEAR ENDED       NINE MONTHS ENDED
                                                 DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                                 -----------------   ------------------
                                                             (IN THOUSANDS)
Assumed interest on the new credit facility.....      $74,457              $70,295
Amortization of deferred financing costs........        3,476                2,607
Reduction of debt/interest......................       (3,360)              (2,520)
                                                      -------              -------
     Total new credit facility cost.............       74,573               70,382

Interest on historical debt, net of interest
  consolidation.................................       73,001               68,383
Amortization of deferred financing costs........        1,236                  927
                                                      -------              -------
                                                       74,237               69,310
                                                      -------              -------
Incremental interest and deferred financing
  cost..........................................      $   336              $ 1,072
                                                      =======              =======

(14) To reflect the income tax benefit of the pro forma net expenses. Additionally, the Company has not historically been allocated state income taxes in states where it has been included in the consolidated state income tax returns filed by Chrysler. An increase in the tax rate has been included for the effects of those state income taxes as Dollar Thrifty Group will not be included in Chrysler's consolidated tax returns after completion of the Offering.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF DOLLAR THRIFTY GROUP

     The selected consolidated statement of operations and operating data for the years ended December 31, 1996, 1995 and 1994 and the consolidated balance sheet data as of December 31, 1996, 1995 and 1994 were derived from the audited consolidated financial statements of Dollar Thrifty Group and the related notes thereto included in this Prospectus. The selected consolidated statement of operations and operating data for the years ended December 31, 1993 and 1992 and consolidated balance sheet data as of December 31, 1993 and 1992 were derived from the audited consolidated financial statements of Dollar Thrifty Group and the notes thereto. The selected consolidated statement of operations and operating data for the nine months ended September 30, 1997 and 1996 and the balance sheet data as of September 30, 1997 and 1996 are unaudited. In the opinion of Dollar Thrifty Group management, such consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for the nine months ended September 30, 1997 and 1996 are not indicative of results for a full year. References to system-wide rental revenue include revenue received from Dollar Thrifty Group company-owned stores and by franchisees from the rental of vehicles.

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rental revenue...............  $  505,169   $  476,195   $  413,424   $  372,508   $  495,598   $  382,234   $  481,954
  Vehicle leasing revenue..............     135,719      140,282      172,999      177,836      150,179      116,392      124,783
  Fees and services....................      50,603       51,433       58,966       49,382       50,475       39,969       39,018
  Other................................      15,534       12,368        8,614        9,653        9,342        7,630        7,127
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total revenues...................     707,025      680,278      654,003      609,379      705,594      546,225      652,882
Costs and expenses:
  Direct vehicle and operating.........     296,297      273,109      234,370      190,577      245,895      187,462      219,058
  Vehicle depreciation, net............     202,817      217,727      210,975      196,367      213,143      161,440      207,452
  Selling, general and
    administrative.....................     170,041      165,762      143,155      123,439      138,363      103,161      111,554
  Interest expense, net................      71,179       86,373       83,526       78,817       72,868       55,190       65,756
  Amortization of cost in excess of net
    assets acquired....................      12,174       12,011       11,517       10,456        8,169        6,742        4,504
  Intangible asset impairment losses...          --           --           --           --      157,758      155,000           --
  Restructuring charge (reversal)......      95,900      (18,296)      (7,000)          --           --           --           --
  Loss on sale of Snappy...............          --           --       40,893           --           --           --           --
  Equity in earnings of unconsolidated
    affiliates.........................       6,134          457           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total costs and expenses.........     854,542      737,143      717,436      599,656      836,196      668,995      608,324
Earnings (loss) before income taxes and
  cumulative effect of accounting
  change...............................    (147,517)     (56,865)     (63,433)       9,723     (130,602)    (122,770)      44,558
Income tax expense (benefit)...........     (32,073)     (16,083)     (12,755)       9,753       16,682       18,589       20,338
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before cumulative
  effect of accounting change..........    (115,444)     (40,782)     (50,678)         (30)    (147,284)    (141,359)      24,220
Cumulative effect of accounting change
  for income taxes.....................       1,059           --           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)(a).................  $ (114,385)  $  (40,782)  $  (50,678)  $      (30)  $ (147,284)  $ (141,359)  $   24,220
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                               AS OF DECEMBER 31,                           AS OF SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net..........  $1,027,354   $1,403,568   $  991,276   $  958,799   $1,120,346   $1,225,478   $1,500,864
Total assets...........................   1,739,311    2,123,034    1,585,647    1,657,823    1,647,951    1,684,341    1,978,980
Total debt.............................   1,115,638    1,488,733    1,047,065    1,128,811    1,241,558    1,291,914    1,542,742
Stockholder's equity...................     343,134      382,352      331,159      331,189      183,883      189,702      207,986

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA (IN THOUSANDS):
EBITDA(b)..............................  $  154,860   $  268,974   $  253,184   $  304,399   $  332,455   $  263,442   $  330,555
Adjusted EBITDA(b).....................    (110,186)     (26,567)     (37,836)      27,211       47,684       44,846       56,238
Net cash provided by operating
  activities...........................     262,482      152,319      291,651      173,163      301,911      231,577      229,878
Net cash provided by (used in)
  investing activities.................       5,903     (598,369)     100,050     (306,386)    (356,299)    (370,762)    (518,545)
Net cash provided by (used in)
  financing activities.................    (265,420)     443,232     (401,479)     134,894       53,583      139,180      290,406

                                                                     (continued)

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
SYSTEM-WIDE DATA (U.S. AND CANADA)(C):
Vehicle rental revenue (in thousands):
  Company-owned stores.................. $  439,018   $  410,022   $  359,951   $  372,508   $  495,598   $  382,234   $  481,954
  Franchisee locations..................    480,982      530,978      558,049      556,492      502,402      398,766      400,046
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total............................. $  920,000   $  941,000   $  918,000   $  929,000   $  998,000   $  781,000   $  882,000
Rental locations:
  Company-owned stores..................        155          189          169          162          156          161          161
  Franchise locations...................        733          753          773          720          729          741          672
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total rental locations............        888          942          942          882          885          902          833
Average number of vehicles operated
  during the period by Company-owned
  stores and franchisees................    120,383      115,983       98,974       93,092       93,879       96,870      102,033
Peak number of vehicles operated during
  the period by Company-owned stores and
  franchisees...........................    136,077      138,818      117,906      108,447      110,771      110,771      122,286
COMPANY-OWNED STORES DATA (U.S. AND
  CANADA)(C):
Average number of vehicles operated.....     55,873       52,990       40,083       36,246       45,037       45,695       55,103
Number of rental transactions...........  2,847,443    2,525,697    2,230,076    2,196,611    2,817,269    2,137,301    2,554,969
Average revenue per transaction......... $      154   $      163   $      161   $      170   $      176   $      179   $      189
Monthly average revenue per vehicle..... $      665   $      645   $      748   $      856   $      917   $      929   $      972
VEHICLE LEASING DATA (U.S. AND
  CANADA)(C):
Average number of vehicles leased.......     33,660       37,330       41,072       34,373       30,583       31,434       33,158
Average monthly lease revenue per
  unit.................................. $      336   $      313   $      349   $      400   $      409   $      411   $      418

-------------------------
(a) Net earnings for the year ended December 31, 1996 and the nine months ended September 30, 1996 would have been $10,474,000 and $13,641,000, respectively, if the intangible asset impairment losses were excluded.

(b) EBITDA consists of earnings (loss) before income taxes, plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not present EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company presents them because they are widely used financial measures of the potential capacity of a company to incur and service debt.

(c) Excludes 1994 data for Snappy Car Rental, Inc., which was sold in September 1994.

                SELECTED FINANCIAL AND OPERATING DATA OF DOLLAR

   The following selected consolidated statement of operations, balance sheet and operating data of Dollar were derived from consolidated financial information of Dollar. In the opinion of Dollar Thrifty Group management, the information has been prepared on the same basis as the Dollar Thrifty Group consolidated financial statements and includes all necessary adjustments for fair presentation of the financial position and results of operations for the periods presented. Results for the nine months ended September 30, 1997 and 1996 are not indicative of results for a full year. References to system-wide rental revenue include revenue received by company-owned stores and by franchisees from the rental of vehicles.

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
  Vehicle rental revenue................ $  384,480   $  349,109   $  299,563   $  311,267   $  435,074   $  334,393   $  431,645
  Vehicle leasing revenue...............     33,404       36,003       57,018       47,321       38,195       29,728       26,465
  Fees and services.....................     23,871       23,509       27,709       20,068       22,718       18,374       17,798
  Other.................................      9,257        5,556        2,949        3,278        3,183        2,794        1,649
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues......................    451,012      414,177      387,239      381,934      499,170      385,289      477,557
Costs and expenses:
  Direct vehicle and operating..........    215,464      204,652      180,415      157,519      212,658      160,236      190,732
  Vehicle depreciation, net.............    119,680      125,747      111,508      103,384      130,516       97,376      126,727
  Selling, general and administrative...    108,244      100,542       81,236       70,099       87,739       66,739       75,364
  Interest expense, net.................     40,395       53,470       49,413       42,860       45,129       33,702       42,395
  Amortization of cost in excess of net
    assets acquired.....................      4,074        4,837        4,800        4,556        4,696        3,531        3,723
  Restructuring charge (reversal).......     60,900      (18,296)          --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total costs and expenses............    548,757      470,952      427,372      378,418      480,738      361,584      438,941
Earnings (loss) before income taxes and
  cumulative effect of accounting
  change................................    (97,745)     (56,775)     (40,133)       3,516       18,432       23,705       38,616
Income tax expense (benefit)............    (27,969)     (20,377)     (13,295)       3,399        9,108       11,828       17,369
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before cumulative effect
  of accounting change..................    (69,776)     (36,398)     (26,838)         117        9,324       11,877       21,247
Cumulative effect of accounting change
  for income taxes......................      2,227           --           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)..................... $  (67,549)  $  (36,398)  $  (26,838)  $      117   $    9,324   $   11,877   $   21,247
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                               AS OF DECEMBER 31,                           AS OF SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net........... $  606,041   $  745,380   $  513,164   $  571,610   $  690,069   $  739,086   $  934,186
Total assets............................    942,162    1,107,434      775,666      836,135      989,669      988,491    1,241,697
Total debt..............................    708,426      850,125      562,673      621,782      713,715      758,911      954,488
Stockholder's equity....................     53,778       97,380       70,542       70,659      102,383       82,535      123,630

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1992         1993         1994         1995         1996         1996         1997
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA (IN THOUSANDS):
EBITDA(a)............................... $   76,329   $  133,572   $  131,903   $  160,003   $  205,079   $  162,869   $  216,548
Adjusted EBITDA(a)......................    (75,238)     (36,215)     (22,040)      16,047       30,117       32,392       47,688
Net cash provided by operating
  activities............................    136,811       42,019      161,998      112,718      196,491      131,327      137,901
Net cash provided by (used in) investing
  activities............................    137,760     (151,036)      72,363     (156,360)    (310,465)    (275,073)    (379,636)
Net cash provided by (used in) financing
  activities............................   (265,559)     104,446     (242,835)      44,566      113,933      143,636      241,316
SYSTEM-WIDE DATA (U.S. AND CANADA):
Vehicle rental revenue (in thousands):
  Company-owned stores.................. $  384,480   $  349,109   $  299,563   $  311,267   $  435,074   $  334,393   $  431,645
  Franchisee locations..................    213,520      242,891      249,437      234,733      172,926      140,607      132,355
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total vehicle rental revenue........ $  598,000   $  592,000   $  549,000   $  546,000   $  608,000   $  475,000   $  564,000
Rental locations:
  Company-owned stores..................         70           93           69           78           95           90          100
  Franchisee locations..................        230          228          216          201          175          185          172
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total rental locations..............        300          321          285          279          270          275          272
Average number of vehicles operated
  during the period by Company-owned
  stores and franchisees................     80,876       74,009       57,420       52,571       56,084       57,854       61,682
Peak number of vehicles operated during
  the period by Company-owned stores and
  franchisees...........................     91,022       88,645       68,120       62,300       67,414       67,414       75,782
COMPANY-OWNED STORES DATA (U.S.):
Average number of vehicles operated.....     49,158       45,505       33,366       29,855       38,952       39,352       48,682
Number of rental transactions...........  2,453,404    2,039,582    1,801,583    1,777,630    2,409,821    1,821,238    2,229,328
Average revenue per transaction......... $      157   $      171   $      166   $      175   $      181   $      184   $      194
Monthly average revenue per vehicle..... $      652   $      639   $      748   $      869   $      931   $      944   $      985
VEHICLE LEASING DATA (U.S.):
Average number of vehicles leased.......      9,193       10,151       14,130       10,823        7,801        8,140        6,774
Average monthly lease revenue per
  unit.................................. $      303   $      296   $      336   $      364   $      408   $      406   $      434

-------------------------
(a) EBITDA consists of earnings (loss) before income taxes, plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not present EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company presents them because they are widely used financial measures of the potential capacity of a company to incur and service debt.

                SELECTED FINANCIAL AND OPERATING DATA OF THRIFTY

    The following selected consolidated statement of operations, balance sheet and operating data of Thrifty were derived from consolidated financial information of Thrifty. In the opinion of Dollar Thrifty Group management, the information has been prepared on the same basis as the Dollar Thrifty Group consolidated financial statements and includes all necessary adjustments for fair presentation of the financial position and results of operations for the periods presented. Results for the nine months ended September 30, 1997 and 1996 are not indicative of the results for a full year. References to system-wide rental revenue include revenue received from company-owned stores and by franchisees from the rental of vehicles.

                                                                                                            NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                            SEPTEMBER 30,
                                          ---------------------------------------------------------      ------------------------
                                            1992        1993        1994        1995        1996           1996           1997
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
STATEMENT OF OPERATIONS (IN THOUSANDS):
Revenues:
 Vehicle rental revenue.................. $  54,538   $  60,913   $  60,388   $  61,241   $  60,524      $  47,841      $  50,309
 Vehicle leasing revenue.................   102,315     104,279     114,951     117,769     111,969         86,649         98,318
 Fees and services.......................    25,088      26,415      29,548      28,950      27,730         21,569         21,215
 Other...................................     6,190       6,701       6,522       4,768       4,714          3,768          4,595
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
     Total revenues......................   188,131     198,308     211,409     212,728     204,937        159,827        174,437
Costs and expenses:
 Direct vehicle and operating............    44,600      34,484      29,335      32,270      33,242         27,204         28,317
 Vehicle depreciation, net...............    68,968      77,491      87,739      85,287      82,592         64,064         80,724
 Selling, general and administrative.....    49,061      53,140      51,530      52,102      50,260         37,245         37,917
 Interest expense, net...................    23,859      26,376      29,609      30,754      26,449         20,517         22,392
 Amortization of cost in excess of net
   assets acquired.......................     5,900       5,900       5,900       5,900       3,473          3,211            781
 Intangible asset impairment losses......        --          --          --          --     157,758        155,000             --
 Equity in losses of unconsolidated
   affiliates............................     6,134         457          --          --          --             --             --
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
     Total costs and expenses............   198,522     197,848     204,113     206,313     353,774        307,241        170,131
Earnings (loss) before income taxes and
 cumulative
 effect of accounting change.............   (10,391)        460       7,296       6,415    (148,837)      (147,414)         4,306
Income tax expense (benefit).............    (1,532)      4,080       6,102       6,387       7,338          6,401          3,058
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
Earnings (loss) before cumulative effect
 of accounting
 change..................................    (8,859)     (3,620)      1,194          28    (156,175)      (153,815)         1,248
Cumulative effect of accounting change
 for income taxes........................    (3,490)         --          --          --          --             --             --
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
Net earnings (loss)(a)................... $ (12,349)  $  (3,620)  $   1,194   $      28   $(156,175)     $(153,815)     $   1,248
                                          =========   =========   =========   =========   =========      =========      =========

                                                             AS OF DECEMBER 31,                            AS OF SEPTEMBER 30,
                                          ---------------------------------------------------------      ------------------------
                                            1992        1993        1994        1995        1996           1996           1997
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
BALANCE SHEET DATA (IN THOUSANDS):
Revenue-earning vehicles, net............ $ 336,310   $ 547,367   $ 425,345   $ 382,137   $ 430,277      $ 486,392      $ 566,678
Total assets.............................   824,210     908,000     772,075     837,317     676,370        704,333        732,017
Total debt...............................   494,542     592,850     447,273     520,142     527,843        548,513        587,711
Stockholder's equity.....................   261,187     256,990     257,670     257,756      96,159        103,815         97,288

                                                                                                            NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                            SEPTEMBER 30,
                                          ---------------------------------------------------------      ------------------------
                                            1992        1993        1994        1995        1996           1996           1997
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
OPERATING DATA (IN THOUSANDS):
EBITDA(b)................................ $  91,604   $ 112,928   $ 133,431   $ 130,385   $ 124,267      $  97,501      $ 110,323
Adjusted EBITDA(b).......................       721       7,651      12,984       8,662      14,506          9,395          4,867
Net cash provided by operating
 activities..............................   138,000      77,209     113,518      62,053     108,052         90,057         81,647
Net cash provided by (used in) investing
 activities..............................  (162,765)   (179,976)     31,737    (130,875)   (110,261)      (117,465)      (139,358)
Net cash provided by (used in) financial
 activities..............................    20,806     103,737    (145,577)     68,769       1,644         27,712         59,868

SYSTEM-WIDE DATA (U.S. AND CANADA):
Vehicle rental revenue (in thousands):
 Company-owned stores.................... $  54,538   $  60,913   $  60,388   $  61,241   $  60,524      $  47,841      $  50,309
 Franchisee locations....................   267,462     288,087     308,612     321,759     329,476        260,159        267,691
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
     Total vehicle rental revenue........ $ 322,000   $ 349,000   $ 369,000   $ 383,000   $ 390,000      $ 308,000      $ 318,000
Rental locations:
 Company-owned stores....................        85          96         100          84          61             71             61
 Franchisee locations....................       503         525         557         519         554            556            500
                                          ---------   ---------   ---------   ---------   ---------      ---------      ---------
     Total rental locations..............       588         621         657         603         615            627            561
Average number of vehicles operated
 during the period by Company-owned
 stores and franchisees..................    39,507      41,974      41,554      40,521      37,795         39,016         40,351
Peak number of vehicles operated during
 the period by Company-owned stores and
 franchisees.............................    45,055      50,173      49,786      46,147      43,357         43,357         46,504

COMPANY-OWNED STORES DATA (U.S. AND
 CANADA):
Average number of vehicles operated......     6,715       7,485       6,717       6,391       6,085          6,343          6,421
Number of rental transactions............   394,045     486,115     428,493     418,981     407,448        316,063        325,641
Average revenue per transaction.......... $     138   $     125   $     141   $     146   $     149      $     151      $     155
Monthly average revenue per vehicle...... $     677   $     678   $     749   $     799   $     829      $     838      $     871

VEHICLE LEASING DATA (U.S. AND CANADA):
Average number of vehicles leased........    24,467      27,179      26,942      23,550      22,792         23,294         26,384
Average monthly lease revenue per unit... $     348   $     320   $     356   $     417   $     409      $     413      $     414

-------------------------
(a) Net earnings for the year ended December 31, 1996 and the nine months ended September 30, 1996 would have been $1,583,000 and $1,185,000, respectively, if the intangible asset impairment losses were excluded.
(b) EBITDA consists of earnings (loss) before income taxes, plus all net interest expense and all depreciation and amortization expense. Adjusted EBITDA consists of earnings (loss) before income taxes plus net interest expense that does not relate to vehicles and depreciation and amortization expense that does not relate to vehicles. The Company does not present EBITDA and Adjusted EBITDA as, nor should they be considered as, alternative measures of operating results or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Instead, the Company presents them because they are widely used financial measures of the potential capacity of a company to incur and service debt.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Dollar Thrifty Group has two vehicle rental companies, Dollar and Thrifty. They engage in the business of renting vehicles directly to retail customers and providing vehicle leasing and other services to franchisees that rent to customers. The majority of Dollar's revenue is derived from renting vehicles to customers from company-owned stores, while the majority of Thrifty's revenue is generated from leasing vehicles and providing services to franchisees. In September 1994, the Company sold Snappy Car Rental, Inc. ("Snappy"), which was also engaged in the business of renting cars. Dollar Thrifty Group also leased vehicles to non-affiliates in 1994 and 1995 through its subsidiary, Manatee Leasing Inc. ("Manatee"), whose operations were discontinued.

     Dollar Thrifty Group's revenues consist of:

        - Vehicle rentals -- revenue generated from renting vehicles to customers, including all related charges, through company-owned stores,

        - Vehicle leasing -- revenue generated from leasing vehicles, primarily to franchisees,

        - Fees and services -- revenue generated from franchise fees and providing reservations, insurance, supplies and other products and services to franchisees, and

        - Other -- revenue generated from franchise sales, parking income, non-vehicle lease income and interest income derived from franchisees.

     Dollar Thrifty Group's expenses consist of:

        - Direct vehicle and operating -- costs related to the rental of revenue-earning vehicles to customers and to the leasing of vehicles to franchisees, such as leasing expenses, concessions and commissions paid to airport authorities, commissions paid to travel agencies, insurance and lease promotion expenses, net of certain incentives received from vehicle manufacturers,

        - Vehicle depreciation, net -- depreciation expense relating to revenue-earning vehicles, net of gains and losses on the disposal of such vehicles,

        - Selling, general and administrative expenses, including advertising and marketing expenses and reservations,

        - Interest expense, net -- interest expense, net of interest earned on restricted cash and working capital facility, relating primarily to revenue-earning vehicle financing and to working capital debt, and

        - Amortization of cost in excess of net assets acquired.

RESULTS OF OPERATIONS

     The following table sets forth, for each of the periods indicated, the percentage of operating revenues represented by certain items in Dollar Thrifty Group's consolidated statement of operations:

                                                                                                    NINE MONTHS ENDED
                                                                   YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                                  ---------------------------      -------------------
                                                                  1994       1995       1996       1996          1997
                                                                  -----      -----      -----      -----         -----
                                                                                (PERCENTAGE OF REVENUES)
Revenues:
  Vehicle rentals..............................................    63.2%      61.1%      70.2%      70.0%         73.8%
  Vehicle leasing..............................................    26.5       29.2       21.3       21.3          19.1
  Fees and services............................................     9.0        8.1        7.2        7.3           6.0
  Other........................................................     1.3        1.6        1.3        1.4           1.1
                                                                  -----      -----      -----      -----         -----
      Total revenues...........................................   100.0%     100.0%     100.0%     100.0%        100.0%
                                                                  -----      -----      -----      -----         -----
Costs and expenses:
  Direct vehicle and operating.................................    35.8%      31.3%      34.8%      34.3%         33.6%
  Vehicle depreciation, net....................................    32.3       32.2       30.2       29.6          31.8
  Selling, general and administrative..........................    21.9       20.3       19.6       18.9          17.1
  Interest expense, net........................................    12.8       12.9       10.3       10.1          10.1
  Amortization of cost in excess of net assets acquired........     1.8        1.7        1.2        1.2           0.7
  Intangible asset impairment losses...........................      --         --       22.4       28.4            --
  Restructuring charge reversal -- Snappy......................    (1.1)        --         --         --            --
  Loss on sale of Snappy.......................................     6.3         --         --         --            --
                                                                  -----      -----      -----      -----         -----
      Total costs and expenses.................................   109.8%      98.4%     118.5%     122.5%         93.3%
                                                                  -----      -----      -----      -----         -----
Earnings (loss) before income taxes............................    (9.8)       1.6      (18.5)     (22.5)          6.7
Income tax expense (benefit)...................................    (2.0)       1.6        2.4        3.4           3.1
                                                                  -----      -----      -----      -----         -----
Net earnings (loss)............................................    (7.8)%      0.0%     (20.9)%    (25.9)%         3.6%
                                                                  =====      =====      =====      =====         =====

     The following table sets forth, for each of the periods indicated, summary operating results of the Company presented to reflect the impact of certain nonrecurring charges.

                                                                                                 NINE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                          ---------------------------------    ---------------------
                                                            1994        1995        1996         1996         1997
                                                          --------    --------    ---------    ---------    --------
                                                                                (IN THOUSANDS)
Total revenue..........................................   $654,003    $609,379    $ 705,594    $ 546,225    $652,882
Total costs and expenses before intangible asset
  impairment losses, Snappy restructuring charge
  reversal and loss on sale of Snappy..................    683,543     599,656      678,438      513,995     608,324
                                                          --------    --------    ---------    ---------    --------
Earnings (loss) before income taxes, intangible asset
  impairment losses, Snappy restructuring charge
  reversal and loss on sale of Snappy..................    (29,540)      9,723       27,156       32,230      44,558
Intangible asset impairment losses.....................         --          --      157,758      155,000          --
Restructuring charge reversal -- Snappy................     (7,000)         --           --           --          --
Loss on sale of Snappy.................................     40,893          --           --           --          --
                                                          --------    --------    ---------    ---------    --------
                                                            33,893          --      157,758      155,000          --
                                                          --------    --------    ---------    ---------    --------
Earnings (loss) before income tax expense..............    (63,433)      9,723     (130,602)    (122,770)     44,558
Income tax expense (benefit)...........................    (12,755)      9,753       16,682       18,589      20,338
                                                          --------    --------    ---------    ---------    --------
Net earnings (loss)....................................   $(50,678)   $    (30)   $(147,284)   $(141,359)   $ 24,220
                                                          ========    ========    =========    =========    ========

     The following table sets forth, for each of the periods indicated, a breakdown of Dollar Thrifty Group's two major sources of revenue:

                                                                                                 NINE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                          ---------------------------------    ---------------------
                                                            1994        1995        1996         1996         1997
                                                          --------    --------    ---------    ---------    --------
                                                                                (IN THOUSANDS)
Vehicle rental revenue:
  Dollar...............................................   $299,563    $311,267    $ 435,074    $ 334,393    $431,645
  Thrifty..............................................     60,388      61,241       60,524       47,841      50,309
  Snappy...............................................     53,473          --           --           --          --
                                                          --------    --------    ---------    ---------    --------
      Total............................................   $413,424    $372,508    $ 495,598    $ 382,234    $481,954
                                                          ========    ========    =========    =========    ========
Leasing revenue:
  Dollar...............................................   $ 57,018    $ 47,321    $  38,195    $  29,728    $ 26,465
  Thrifty..............................................    114,951     117,769      111,969       86,649      98,318
  Manatee and other....................................      1,030      12,746           15           15           0
                                                          --------    --------    ---------    ---------    --------
      Total............................................   $172,999    $177,836    $ 150,179    $ 116,392    $124,783
                                                          ========    ========    =========    =========    ========

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1996

  OPERATING RESULTS

     Dollar Thrifty Group had a net profit of $24.2 million for the nine months ended September 30, 1997, compared to a net loss of $141.4 million for the same period in 1996. The net loss for the 1996 period included the effect on Dollar Thrifty Group of Chrysler's decision during the 1996 period to dispose of Thrifty as a non-core asset. Chrysler took an intangible asset-impairment loss that was required under generally accepted accounting principles to be reflected as a $155.0 million intangible asset impairment loss in Dollar Thrifty Group's statement of operations. Excluding the effect of that loss, Dollar Thrifty Group would have had a net profit of $13.6 million in the first nine months of 1996. The intangible asset impairment loss had no tax or cash effect.

     Dollar Thrifty Group's improved performance in the first nine months of 1997, compared with the comparable period in 1996, was mainly due to growth in the level of vehicle rental activity and selected price increases, as vehicle rental demand strengthened, partially offset by higher depreciation expenses. Thrifty did not increase vehicle lease rates enough to offset the higher depreciation expenses related to Non-Program Vehicles which negatively affected operating results.

  REVENUES

     Dollar Thrifty Group's total revenue for the nine months ended September 30, 1997 was $652.9 million, an increase of $106.7 million, or 19.5%, compared to the same period for 1996. Dollar's revenue was $477.6 million for the nine months ended September 30, 1997, an increase of $92.3 million, or 24.0%, compared to the corresponding period in 1996. Thrifty's total revenue was $174.4 million for the nine months ended September 30, 1997, an increase of $14.6 million, or 9.1%, compared to the same period for 1996.

     The Group's vehicle rental revenue for the nine months ended September 30, 1997 was $482.0 million, a 26.1%, or $99.7 million, increase from the corresponding 1996 period. This increase consisted of a $97.3 million, or 29.1%, increase for Dollar and a $2.5 million, or 5.2%, increase for Thrifty. The increase in vehicle rental revenue for Dollar was due to a 22.4% increase in the number of transactions, of which approximately 45% related to the conversion of several franchised locations to company-owned stores. Dollar also had a 5.4% increase in revenue per transaction due to selected price increases.

     Vehicle leasing revenue for the nine months ended September 30, 1997 was $124.8 million, a 7.2% increase from the same period for 1996. This increase in vehicle leasing revenue reflects an increase of $11.7 million, or 13.5%, in Thrifty's leasing revenues due primarily to a 13.3% increase in the average number of vehicles leased to franchisees and a decrease in Dollar's leasing revenues of $3.3 million, or 11.0%, due to a decrease in the average number of vehicles leased to franchisees due to the conversion of several franchised locations to company-owned stores.

  EXPENSES

     Total expenses were $608.3 million for the nine months ended September 30, 1997, compared to $669.0 million for the same period in 1996. The 1996 expenses included a $155.0 million intangible asset impairment loss required as a result of Chrysler's decision to dispose of Thrifty as a non-core asset, as discussed above. Excluding this loss, total expenses for the 1996 period were $514.0 million, or 94.1% of total revenue, and total expenses for the 1997 period were $608.3 million, or 93.3% of total revenue.

     Direct vehicle and operating expense for the nine months ended September 30, 1997 increased $31.6 million, or 16.9%, over the same period for 1996, due to an increase in the number of vehicles operated and an increase in per unit costs, which was partially offset by an increase in manufacturer promotional incentives related to the acquisition of vehicles. These expenses were 33.6% of revenue for the nine months ended September 30, 1997, compared to 34.3% of revenue for the corresponding period in 1996. Direct vehicle and operating expenses for Dollar increased $30.5 million, or 19.0%, for the nine months ended September 30, 1997. Thrifty's direct vehicle and operating expenses increased $1.1 million, or 4.1%, for the nine months ended September 30, 1997.

     Net vehicle depreciation expenses increased $46.0 million, or 28.5%, for the nine months ended September 30, 1997 over the same period for 1996 due to an increase in the number of vehicles in the vehicle rental and leasing fleets and to an increase in the average depreciation expense per vehicle. Higher depreciation expense per unit was the result of the increased cost of Program Vehicles and losses and anticipated losses on disposition of Non-Program Vehicles due to the deterioration in the used vehicle market in 1997. The decline in the used vehicle market occurred after Thrifty had established its 1997 model year vehicle lease rates in the summer of 1996. As a result, lease rates did not adequately cover the higher depreciation expense incurred by Thrifty and earnings before income taxes were negatively affected by $10.6 million for the nine months ended September 30, 1997.

     Selling, general and administrative expenses increased $8.4 million, or 8.1%, for the nine months ended September 30, 1997, compared to the same period for 1996, primarily due to increases in personnel costs and sales and marketing expenses partially offset by a reduction in bad debt and legal expenses and to the reversal of a sales tax reserve in the 1996 period which was accrued prior to 1994. As a percent of revenue, these expenses were 17.1% of revenue for the 1997 period compared to 18.9% for the 1996 period.

     Net interest expenses increased $10.6 million, or 19.1%, for the nine months ended September 30, 1997, primarily due to increased debt levels and a reduction of restricted cash used to finance the growth of the fleet.

     As a result of the intangible asset impairment loss discussed above, the amortization of cost in excess of net assets acquired was $2.4 million less for the nine months ended September 30, 1997 than for the same period in 1996.

     The effective income tax rate for the nine months ended September 30, 1997 was 45.6% due to the effect of amortization of costs in excess of net assets acquired of $4.5 million and losses in Thrifty Canada, Ltd. ("TCL"), for which no income tax benefit was recorded. For the nine months ended September 30, 1996, the Group had income tax expenses of $18.6 million even though the loss before income taxes was $122.8 million. This unfavorable tax result was due to non-deductible expenses related to the intangible asset loss of $155.0 million, amortization of cost in excess of net assets acquired of $6.7 million and to losses at TCL for which no income tax benefit was recorded.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

  OPERATING RESULTS

     Dollar Thrifty Group had a net loss of $147.3 million for 1996, compared to a net loss of $30,000 for 1995. The net loss for 1996 included the effect on Dollar Thrifty Group of Chrysler's decision during 1996 to dispose of Thrifty as a non-core asset. Chrysler took an intangible asset-impairment loss that was required under generally accepted accounting principles to be reflected as a $155.0 million intangible asset impairment loss in Dollar Thrifty Group's statement of operations. Excluding the effect of that loss and an intangible asset impairment loss related to TCL of $2.8 million, Dollar Thrifty Group would have had a net profit of $10.5 million in 1996. The asset impairment loss had no tax or cash effect.

     Dollar Thrifty Group's 1996 results reflect increased rental activity offset partly by decreased leasing activity, compared in each case to 1995, resulting from the conversion by Dollar of several franchisee locations to company-owned stores and an increase in expenses comprised principally of the intangible asset impairment loss. Direct vehicle and operating expenses, net vehicle depreciation expense and selling and general administrative expenses increased in 1996 due mainly to an increase in the number of vehicles operated, increases in per unit costs and depreciation and an increase in personnel, advertising and marketing expenses.

  REVENUES

     Total revenue for 1996 increased by $96.2 million, or 15.8%, to $705.6 million from $609.4 in 1995. Dollar's total revenue increased $117.2 million, or 30.7%, to $499.2 million in 1996. Thrifty's total revenue decreased $7.8 million, or 3.7%, to $204.9 million in 1996, from $212.7 in 1995.

     Vehicle rental revenue for 1996 was $495.6 million, an increase of $123.1 million, or 33%. This increase consisted of a $123.8 million, or 39.8%, increase for Dollar and a $0.7 million, or 1.2%, decrease for Thrifty. The revenue increase for Dollar was due to a $67.7 million increase related to the conversion of several franchisee locations to company-owned stores, the most significant of which was Hawaii, and to a $56.1 million, or 18%, increase in revenue for existing company-owned stores. The increase in revenue at existing company-owned stores was due to both an increase in transactions and to an increase in revenue per transaction.

     Leasing revenue was $150.2 million for 1996, a $27.7 million decrease from 1995. Dollar's leasing revenue decreased $9.1 million, or 19.3%, to $38.2 million primarily due to a reduction in the average number of units leased to its franchisees partially offset by higher lease rates. The conversion of several franchisee locations to company-owned stores was the primary reason for this decline. Thrifty's leasing revenue decreased $5.8 million, or 4.9%, to $112.0 million due to a reduction in the average number of units leased to its franchisees and to lower lease rates in Canada. Leasing revenue also declined by $12.7 million due to cessation of operations of Manatee.

  EXPENSES

     Total expenses were $836.2 million in 1996, an increase of $236.5 from 1995. The 1996 expenses included a $155.0 million intangible asset impairment loss related to Thrifty, associated with Chrysler's decision to dispose of Thrifty as a non-core asset and an intangible asset impairment loss of $2.8 million in Thrifty's investment in TCL. Excluding these intangible asset impairment losses, total expenses were 96.2% of revenue in 1996 compared to 98.4% in 1995.

     Direct vehicle and operating expenses increased $55.3 million, or 29%, to $245.9 million in 1996 due to an increase in the number of vehicles operated and an increase in the per unit costs. These expenses were 34.8% of revenue in 1996 compared to 31.3% in 1995, due to a significant increase in the proportion of total revenue generated by vehicle rentals through company-owned stores, which carry additional costs not associated with leased units. Direct vehicle and operating expenses for Dollar increased $55.1 million, or 35.0%, while these expenses for Thrifty increased $1.0 million, or 3.0%.

     Net vehicle depreciation expense increased $16.8 million, or 8.5%, to $213.1 million in 1996 due to an increase in the number of vehicles in the vehicle rental and leasing fleets and to an increase in depreciation per vehicle.

     Selling, general and administrative expenses were $138.4 million in 1996, an increase of $14.9 million, or 12.1% from 1995, due primarily to an increase in advertising and marketing expenses, personnel costs and other general and administrative expenses, partially offset by the reversal of a sales tax reserve in 1996, which was recorded prior to 1994. As a percentage of total revenue, selling, general and administrative expenses were 19.6% in 1996 compared to 20.3% in 1995.

     Interest expense of $72.9 million decreased by $5.9 million, or 7.5%, primarily due to lower average interest rates paid in 1996, partially offset by higher debt levels to finance the growth in the vehicle fleet. In December 1995, Thrifty established an asset backed note program that resulted in lower cost financing.

     During 1996, Chrysler decided to dispose of Thrifty as a non-core asset, which required the reclassification of its investment in Thrifty as an asset held for disposal and took an intangible asset impairment loss, which is reflected in the Company's results as a $155.0 million intangible asset impairment loss. In addition, Thrifty recorded an intangible asset impairment loss of $2.8 million in its investment in TCL.

     For 1996, the Company had income tax expenses of $16.7 million even though the loss before income taxes was $130.6 million. This unfavorable tax result was due to non-deductible expenses related to the intangible asset impairment losses of $157.8 million and the amortization of cost in excess of net assets acquired of $8.2 million, and to losses at TCL for which no tax benefit was recorded. The effective tax rate for 1995 was 100.3%, resulting from the negative impact of non-deductible expenses related to the amortization of cost in excess of net assets acquired of $10.5 million and to losses at TCL for which no income tax benefit were recorded.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

  OPERATING RESULTS

     Dollar Thrifty Group had a net loss of $30,000 for 1995, compared to a net loss of $50.6 million for 1994. The net loss for 1994 included a $40.9 million loss on the sale of Snappy, partly offset by the reversal of $7.0 million of restructuring charges relating to Snappy. Dollar's operating results improved in 1995, compared to 1994, primarily as a result of increased rental revenue per transaction and a decrease in expenses resulting from a reduction in the number of vehicles in the rental and leasing fleet.

  REVENUE

     Total revenue for 1995 was $609.4 million, a decrease of $44.6 million, or 6.8%, from 1994 revenue. This decrease was primarily due to a $53.5 million reduction in revenue contribution from Snappy, which was sold in September 1994. Revenue for Dollar decreased by $5.3 million, or 1.4%, to $381.9 million and revenue for Thrifty increased by $1.3 million, or 0.6%, to $212.7 million.

     Vehicle rental revenue for 1995 was $372.5 million, a decrease of $40.9 million, or 9.9%, from 1994. This decline in revenue was due to $53.5 million lower revenue for Snappy, partially offset by an increase of $11.7 million in revenue of Dollar and a $0.9 million increase in revenue of Thrifty. The revenue growth for both Dollar and Thrifty was due to an increase in revenue per transaction partially offset by a reduction in the number of transactions. For Dollar, the number of rental transactions decreased by 1.3%, while the revenue per transaction increased 4.8%.

     Leasing revenue for 1995 was $177.8 million, up $4.8 million, or 2.8%, from 1994 revenue. Leasing revenue for Dollar decreased by $9.7 million due to a decline in vehicles leased to its franchisees, which was partially offset by higher lease rates. Leasing revenue for Thrifty increased $2.8 million, or 2.5%, to $117.8 million, due to higher lease rates in 1995 partially offset by a decrease in the number of vehicles leased to its franchisees. Leasing revenue for Manatee also increased by $11.7 million in 1995 due to an increase in the number of vehicles leased.

     Revenue from fees and services decreased $9.6 million, or 16.3%, to $49.4 million in 1995, from $59.0 million in 1994 due primarily to a reduction of the franchise fee required to be paid by Dollar's franchisees and also to lower revenue of Dollar's franchisees.

  EXPENSES

     Total expenses were $599.7 million in 1995, a $117.8 million decline from 1994. Operating expenses related to Snappy, and a $40.9 million loss on its sale, represented $79.7 million of this decline. Total expenses for Dollar declined by $49.0 million to $378.4 million, while total expenses for Thrifty increased by $2.2 million and expenses for Manatee increased by $8.0 million.

     Direct vehicle and operating expenses decreased $43.8 million, or 18.7%, to $190.6 million in 1995 partially due to the sale of Snappy, which represented $24.4 million of this decline. Dollar's direct vehicle and operating expenses decreased $22.9 million due to a reduction in the number of vehicles in the rental and leasing fleet and to an increase in manufacturer promotional incentives related to the acquisition of the vehicles. Thrifty had an increase in direct vehicle and operating expenses of $2.9 million due to higher bad debt expenses related to leasing revenue, partially offset by an increase in manufacturer promotional incentives and by a decrease in the number of vehicles in the vehicle rental and vehicle leasing fleet.

     Net vehicle depreciation expenses decreased by $14.6 million, or 6.9%, to $196.4 million in 1995. Vehicle depreciation for Dollar decreased $8.1 million, or 7.3%, due to a reduction in the number of vehicles in the rental and leasing fleet, partially offset by an increase in depreciation per unit. These expenses for Thrifty declined by $2.5 million due to a reduction in the number of vehicles in its rental and leasing fleet, partially offset by an increase in the depreciation per unit. Vehicle depreciation for Snappy decreased by $11.6 million due to its sale and increased by $7.6 million for Manatee due to an increase in the number of vehicles in its leasing fleet.

     Selling, general and administrative expenses were $123.4 million in 1995, down $19.7 million, or 13.8%, from 1994 due primarily to elimination of expenses resulting from the sale of Snappy and a reduction in bad debt, legal and other administration expenses partially offset by an increase in personnel expenses. These expenses were 20.3% of total revenue in 1995 compared to 21.9% in 1994.

     Net interest expense in 1995 declined by $4.7 million, or 5.6%, due primarily to lower debt required to finance the Company's vehicle fleet, partially offset by an increase in average interest rates from 1994.

     In September 1994, the Company sold Snappy, resulting in a $40.9 million loss. In addition, during 1994, Snappy reversed $7.0 million of restructuring charges accrued prior to 1994.

     The effective income tax rate for 1995 was 100.3%, which was negatively impacted by the amortization of cost in excess of net assets acquired and losses at TCL for which no income tax benefit was recorded. The effective tax benefit rate relative to 1994 losses was 20.1%. This rate reflected the negative impact of non-deductible expenses related to the amortization of cost in excess of net assets acquired of $11.5 million, losses at TCL for which no income tax benefit was recorded and the loss on the sale of Snappy.

LIQUIDITY AND CAPITAL RESOURCES

     Dollar Thrifty Group's U.S. and Canadian operations are funded by cash provided by operating activities and its financing arrangements. Its primary use of funds is to purchase revenue-earning vehicles. For the year ended December 31, 1996, the Group used $1.616 billion to purchase vehicles, which was partially offset by $1.242 billion in proceeds from the sale of used vehicles. For the nine months ended September 30, 1997, the Group used $1.467 billion to purchase vehicles, which was partially offset by $879 million in proceeds from the sale of used vehicles. This cash requirement was financed by cash from operations, increased vehicle financing facilities and the use of restricted cash dedicated to vehicle purchases.

     The Company expects the amount of cash required to purchase vehicles net of proceeds from the sale of vehicles to increase in 1998 because rental fleets are increasing to meet anticipated market place demand. The Group expects to meet these cash requirements with cash provided from operations and increased vehicle financing facilities under the Financing Plan. The Group's need for cash to finance vehicles is highly seasonal and typically peaks in the second and third quarters of the year when fleet levels build up to meet peak seasonal rental demand. Fleet levels are lowest in the fourth quarter when rental demand is at a seasonal low. The Group also requires cash for non-vehicle capital expenditures. These expenditures totaled $17.8 million in 1996 and are estimated to be approximately $18 million in 1997 and approximately $35 million in 1998.

     To finance its U.S. vehicle fleet requirements, Dollar Thrifty Group has a vehicle financing line of credit with Chrysler Financial Corporation, as well as an asset backed medium-term note program and variable funding note program. The Dollar fleet is financed by the Chrysler Financial line of credit, which provided funding of $1.031 billion in 1997 to finance the summer peak fleet size. Borrowings under that line of credit bear interest at the prime rate less 1.5%, net of interest subsidies provided by Chrysler. The Thrifty fleet is financed with $521 million provided by the asset backed note programs, which include $190 million of 6.6% notes, $260 million of floating rate notes that bear interest at rates ranging from LIBOR plus .70% to LIBOR plus 1.25%, and $71 million of variable funding notes that bear interest at commercial paper rates plus program and bank fees. The funding capacity from the asset backed note programs was $491 million at September 30, 1997, but was expanded to $521 million to finance the 1997 summer peak fleet size by temporarily increasing the variable funding note program. The medium term notes and variable funding notes begin amortizing in 1998 with $233.9 million due in 1998, $48.1 million due in 1999, $126.7 million due in 2000, and $67.3 million due in 2001. Dollar Thrifty Group intends to establish the Commercial Paper Program to refinance these notes and intends to expand its asset backed medium term note program to replace the Chrysler Financial financing and to finance future fleet growth as described under "Financing Plan" below. Thrifty also has a $20 million bank vehicle line of credit which is available through June 2001 under which no amounts were outstanding as of September 30, 1997.

     Dollar Thrifty Group finances its Canadian vehicle fleet under a lease agreement with CFI Auto Lease Trust ("CFI"), which has committed to $91.0 million of funding. This facility is a four-year commitment, which commenced in June 1996 and is supported by underlying bank financing that is required to be renewed annually by CFI. Thrifty provides bank letters of credit in amounts up to $9.0 million to support this facility.

     Dollar Thrifty Group has a $35.0 million bank line of credit to provide additional working capital and letters of credit. At December 31, 1996, $27.0 million was drawn under this line and $3.8 million was used to provide letters of credit. The Group also has an arrangement with Chrysler under which the Group can advance excess cash to Chrysler as part of Chrysler's overall cash management program and Chrysler provides the Group with a $75 million working capital line of credit. Borrowings under the Chrysler line of credit for use by Dollar have been provided without interest charges. At December 31, 1996, the Group had no borrowings under the Chrysler line of credit and had advanced $38.3 million to Chrysler under the cash management program. The bank line and the Chrysler line will be replaced in connection with the Financing Plan.

     Dollar Thrifty Group also has significant requirements for bonds and letters of credit to support its insurance programs and airport concession obligations. At September 30, 1997, the Group had $184 million in bonds outstanding, of which $156 million supported insurance obligations. These bonds are either provided or guaranteed by Chrysler. The Group believes the bonds that support insurance obligations could be reduced to approximately $90 million if replaced. Bonds that support airport concession and other commitments at September 30, 1997 were approximately $28 million. The Company expects that these financing requirements will continue to grow as airport concessions are renewed and as its insurance obligations increase. Chrysler's support of the Group in connection with these financing requirements will end at the time of the Offering. See "-- Financing Plan."

     The Group's core information systems are either designed to, or are being updated to address the "Year 2000" issues that might otherwise result if such systems could not accommodate the date change at the turn of the century. The
estimated total costs of completion of this project are $     .

  FINANCING PLAN

     The Company is implementing the Financing Plan, which includes the offering of Shares by the Company. The Financing Plan has the following elements:

     Medium Term Note Program

     The Company will implement the Medium Term Note Program under which it will issue $900 million principal amount of its asset backed notes with various maturities to be determined (the "Medium Term Notes") pursuant to one or more indenture supplements to the base indenture, dated as of December 13, 1995, between Thrifty Car Rental Finance Corporation, as issuer, and Bankers Trust Company, as trustee (the "Indenture"). The Medium Term Notes will be secured by Program and Non-Program Vehicles and credit enhancement, including cash collateral and letters of credit issued under the Revolving Credit Facility and letters of credit provided by Chrysler pursuant to the Chrysler Credit Support Agreement. The proceeds the Group receives from the Medium Term Note Program will be used to repay the existing vehicle financing arrangements that Dollar has with Chrysler Financial Corporation.

     Commercial Paper Program

     The Company will implement the $615 million Commercial Paper Program, which will be secured by vehicles. Of this amount, $255 million will be used to refinance existing medium term notes that begin to amortize in September 1998 and will be paid in full in February 1999. This existing debt represents a portion of Thrifty's 1995 $450 million medium term note program which is secured by vehicles. The commercial paper will be backed by Program Vehicles and, to a limited extent, Non-Program Vehicles and credit enhancement, including cash collateral and letters of credit issued under the Revolving Credit Facility, the Liquidity Facility and letters of credit provided by Chrysler pursuant to the Chrysler Credit Support Agreement.

     Liquidity Facility

     The Company will establish a $545 million Liquidity Facility to support the Commercial Paper Program. The Liquidity Facility will provide the Commercial Paper Program with a backup source of funding in the event that the Company is not able to refinance maturing commercial paper with the issuance of new commercial paper.

     Revolving Credit Facility

     The Company will establish a $230 million syndicated bank facility to provide letters of credit of up to $180 million and working capital borrowings of up to $50 million. The Company will arrange under the facility $130 million of letters of credit to back up and ultimately replace existing Chrysler guarantees of bonds issued on behalf of the Group and $50 million of letters of credit to provide credit support for the Medium Term Note Program and the Commercial Paper Program.

     Chrysler Credit Support

     Chrysler will agree to provide letters of credit as credit support for the Medium Term Note Program and the Commercial Paper Program. The level of credit support will initially be $60 million, but will reduce by a minimum of $12 million per year, as of March 1, beginning in 1999. The Company expects to replace the reduction of credit support with letters of credit under the Revolving Credit Facility.

     Offering of Shares by the Company

     The offering of Shares by the Company is part of the Financing Plan. The net proceeds to the Company will be used to provide collateral for the fleet financing. If the over-allotment options granted to the U.S. Underwriters and the Managers are exercised, the additional net proceeds will be used for general corporate purposes. Those purposes include providing collateral for the Medium Term Note Program and the Commercial Paper Program that would reduce the level of Chrysler credit support immediately upon completion of the Offering.

     The Company expects that the Medium Term Note Program will be completed, and the Revolving Credit Facility, the Liquidity Facility and the Chrysler Credit Support Agreement will be in effect when the Offering is completed and that the Commercial Paper Program will be implemented in the first quarter of 1998. The Company has obtained from Credit Suisse First Boston and its affiliates underwritten financing commitments relating to the Revolving Credit Facility and the Liquidity Facility. The Medium Term Note Program will be implemented concurrently with the Offering and will be underwritten by Credit Suisse First Boston. The Offering is contingent upon implementation of the Medium Term Note Program, the Liquidity Facility, the Revolving Credit Facility and the Chrysler Credit Support Agreement.

INFLATION

     The increased acquisition cost of vehicles is the primary inflationary factor affecting the Group. Many of the Group's other operating expenses are also expected to increase with inflation. Management does not expect that the effect of inflation on the Group's overall operating costs will be greater for the Group than for its competitors.

NEW ACCOUNTING STANDARDS

     Recent pronouncements of the Financial Accounting Standards Board ("FASB"), which are not required to be adopted at this date, include SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), SFAS No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129") and SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS Nos. 129 and 128 specify guidelines as to the method of computation as well as presentation and disclosure requirements for earnings per share ("EPS"). The objective of these statements is to simplify the calculation and to make the U.S. standard for computing EPS more compatible with the EPS standards of other countries and with that of the International Accounting Standards Committee. Adoption of SFAS No. 128 is required for fiscal years ending after December 15, 1997. The other statements listed above are effective for fiscal years beginning after December 15, 1997 and earlier application is not permitted. The adoption of these statements will not have a material effect on Dollar Thrifty Group's consolidated financial statements.

                               INDUSTRY OVERVIEW

     The U.S. vehicle rental industry has two principal markets: the airport market and the local market. Vehicle rental companies that focus on the airport market rent primarily to business and leisure travelers. Those focusing on the local market rent primarily to persons who need a vehicle periodically for personal or business use or who require a temporary replacement vehicle. Rental companies also sell used vehicles and ancillary products such as refueling services and loss damage waivers. The vehicle rental industry has been seasonal. The third quarter, during the peak summer months, has historically been the strongest quarter of the year in terms of numbers of vehicle rentals and rental rates.

     Vehicle rentals from airport locations account for the largest portion of vehicle rentals in the United States. While rental patterns vary among airports, renters at major U.S. airports are generally evenly divided between business and leisure travelers.

     Vehicle rental companies typically have substantial debt to finance the ongoing turnover of their fleets. They also typically acquire a majority of their fleets under manufacturer residual value programs that guarantee the resale value of the covered vehicles at particular times in the future. This allows a rental company to predict this important element of its cost structure. The Program Vehicles and the related obligations of the manufacturers are often used as collateral for the vehicle rental company's fleet financing.

     The domestic vehicle rental industry has experienced significant revenue growth over the past five years, following a period of reduced rental rates prompted by excess vehicle capacity. The economic recession in the United States in the early 1990s led to decreased new vehicle demand and overcapacity among automotive manufacturers. The manufacturers offered significant purchase incentives to vehicle rental companies, enabling them to expand significantly the size of their fleets. This eventually resulted in excess capacity, intensified competition and depressed rental rates. As general economic conditions in the United States improved, the manufacturers increased their new vehicle prices and substantially reduced the incentives offered to fleet purchasers. Continued competitive pressure within the rental industry, however, constrained increases in average daily rental rates. The domestic vehicle rental industry is now experiencing improved profitability as oversupply conditions have lessened and average daily rental rates have increased.

     There have recently been significant changes in the ownership of the principal companies in the U.S. vehicle rental industry several of which had been owned by domestic automotive manufacturers. HFS Incorporated purchased Avis Rent A Car, Inc. and subsequently sold 70% of Avis's equity to the public. Republic Industries Inc. acquired National Car Rental System, Inc. and Alamo Rent-A-Car, Inc. and Team Rental Group Inc. (renamed Budget Group, Inc.) acquired Budget Rent a Car Corporation from Ford Motor Company. Ford sold a minority interest in The Hertz Corporation to the public. As a result, several of the major companies in the industry are publicly held and only Dollar and Thrifty remain wholly owned by a domestic automotive manufacturer. The Company believes these changes may lead to higher rental rate levels as a result of increased industry focus on profitability and shareholder returns, rather than on transaction volume and market share.

                                    BUSINESS

OVERVIEW

     Dollar and Thrifty and their independent franchisees operate the Dollar and Thrifty vehicle rental systems. The Dollar and Thrifty brands represent a value-priced rental vehicle appealing to tourists and other leisure customers, including foreign tourists, and to small businesses and independent business travelers. As of September 30, 1997, Dollar and Thrifty had 833 locations in the United States and Canada of which 161 were company-owned stores and 672 were locations operated by franchisees. While Dollar and Thrifty have franchisees in countries outside the United States and Canada, revenues from these franchisees have not been material to the Group's results of operations. The Group generated $706 million in revenues in 1996.

     The businesses of Dollar and Thrifty complement each other, although they have different approaches to the vehicle rental market. In the United States, Dollar's main focus is company-owned stores located at major airports, and it has a significant market share of foreign tour and leisure rentals. Thrifty operates mainly through franchisees serving both the airport and local markets. Dollar derives a majority of its U.S. revenues from providing rental vehicles and services directly to rental customers, while Thrifty derives its revenues primarily from franchising fees and services. Thrifty's franchisees provide vehicles and services to the rental customer. Dollar incurs the costs of operating its company-owned stores and its revenues are directly affected by changes in rental demand. As Thrifty operates primarily through franchisees, it does not incur the costs of operating the franchised locations and does not generally deal directly with rental customers. Therefore, changes in levels of customer demand tend to affect Thrifty's results less quickly than those of Dollar.

     The Company is a Delaware corporation, wholly owned by Chrysler. It was incorporated on November 4, 1997 in connection with the Offering. It is the successor to Pentastar Transportation Group, Inc. Dollar was incorporated in 1965, and Thrifty was incorporated in 1950.

STRATEGY

     The Company's main objectives are to increase revenues and improve profitability by strengthening its value-priced brands. The key elements of this strategy are:

  CAPITALIZE ON CHANGING INDUSTRY DYNAMICS

     The domestic vehicle rental industry is emerging from a period when rental rates, including those of Dollar, Thrifty and their franchisees, did not keep pace with rising fleet costs. In addition, there have been recent changes in the ownership of the major U.S. vehicle rental companies, several of which had been owned by domestic automotive manufacturers. As a result, many of the major companies in the industry are now publicly held and only Dollar and Thrifty remain wholly owned by a domestic automotive manufacturer. These ownership changes may lead to higher rental rate levels as a result of increased industry focus on profitability and shareholder returns, rather than on transaction volume and market share. The Group would benefit from higher rental rate levels, particularly in markets where it has a strong position, while maintaining its strategy of offering value-priced products.

     The Company believes there may be opportunities to add smaller independent and regional rental operators as franchisees. Opportunities would occur to the extent these operators decide there are benefits in becoming franchisees of a national brand such as Dollar or Thrifty. These benefits include better access to vehicle supply, more attractive financing, national marketing programs and newer technology.

  BUILD ON THE COMPANY'S NICHES IN THE VEHICLE RENTAL MARKET

     Value-Priced Brands

     The Dollar and Thrifty brands are identified with the Group's strategy of offering value-priced rental vehicles that are comparable to those offered by the Group's principal competitors. Dollar and Thrifty have a wide variety of leisure and discretionary customers and their systems provide a choice of airport, near airport and local market locations.

     Dollar's Leisure Market Position

     Dollar intends to build on its strong position in the leisure rental market. The leisure market and tour operators are an important focus for Dollar. Of Dollar's rental revenues in 1996, approximately 80% were derived from operations in Florida, California, Hawaii and Nevada. Based on reported vehicle rentals at airport locations and management's assessment of available market information, Dollar believes it is among the market leaders in Florida and Hawaii. The Company plans to expand Dollar's international tour business. The number of foreign tourists visiting the United States has been increasing over the past five years. The Company believes this trend will continue.

     Dollar has significant relationships with foreign tour operators, especially those in the United Kingdom. It has made substantial investments in systems and facilities specifically designed to provide a high level of service to this market segment. Dollar plans to expand and add to its relationships with major tour operators. Rentals to tour customers have certain advantages. Tour customers tend to reserve vehicles earlier than other customers, rent them for longer periods and cancel reservations less frequently. Dollar plans to focus on tour operator opportunities where its current market share is low, particularly from certain countries in Western Europe and in Latin America.

     Thrifty's Local Market Position

     Thrifty and its franchisees derive approximately half of their combined system-wide revenues from the airport market and half from the local market. Thrifty's competitors usually focus on only one of these markets. The local market has grown faster than the airport market and has generally had less pricing pressure. In addition, local market locations usually have lower costs and a more diverse customer base. The local market, where competition is based on location, service and customer relationships, is well-suited to Thrifty's franchise strategy, which emphasizes local ownership and operation. Thrifty plans to increase its local presence through growth in the operations of existing franchisees and addition of new franchisees.

  CAPITALIZE ON OPPORTUNITIES FOR OPERATING EFFICIENCIES

     Dollar and Thrifty operate as separate companies and serve the vehicle rental market in different ways. The Company believes that as an independent company it can improve efficiency and reduce costs by taking advantage of its joint ownership of Dollar and Thrifty. Opportunities include pursuing volume discounts in connection with the purchase of advertising, insurance and certain information systems, consolidating some administrative functions and sharing Group facilities. Additional opportunities involve coordinating used car disposal, transferring vehicles between fleets to address short-term variations in regional rental demands, developing joint training programs and referring overflow customers from one system to the other.

  INVEST IN STRATEGIC INFORMATION AND RESERVATION SYSTEMS

     Since the beginning of 1995, Dollar Thrifty Group has invested $22.8 million in information and reservation systems. It plans to invest additional amounts in these systems during the next several years. Dollar, which has a much larger proportion of company-owned stores than Thrifty, plans to invest in centralized rental processing, inventory control, revenue management and other systems. These investments are intended to improve operational control, fleet utilization, rental rates and customer service. Because Thrifty has a high proportion of franchisees, it plans to support franchisee operations by investing in uniform automated systems and customer service programs. These investments will also enable Dollar to introduce, and Thrifty to improve, customer frequency and loyalty programs.

  EXPAND INTERNATIONAL OPERATIONS

     Dollar plans to pursue commercial arrangements with one or more foreign independent vehicle rental companies to expand use of its brands abroad and to provide additional rentals from in-bound travelers. In addition, Dollar and Thrifty may license foreign vehicle rental companies as master franchisees for specific countries or regions. Thrifty may also offer vehicle leasing and other services to its international franchisees.

  DEVELOP OPPORTUNITIES FOR BUSINESS EXPANSION INTO RELATED AREAS

     The Company believes it has opportunities to expand its current business on the basis of its experience in fleet leasing and management, used car disposal and franchising. These opportunities include leasing vehicles to small companies and individuals, entering into joint ventures or other arrangements with publicly held new car dealer groups, used car superstores and auto auctions and using Dollar Thrifty Group's existing telecommunications capacity to provide telemarketing services. Management believes the Company will be better able to pursue these opportunities when it is an independent company.

     Thrifty is developing a new brand, DriveWise, under which used vehicles would be rented. DriveWise would add a new source of franchise and related revenues. Thrifty would enter into separate franchise arrangements for DriveWise. Thrifty is currently conducting a pilot program for DriveWise in Louisville, Kentucky.

  LINK COMPENSATION TO PERFORMANCE TO ENCOURAGE GROWTH

     The Company's executive compensation program is designed to provide for management incentives based on profitability, increases in shareholder value and other performance criteria. In addition, Dollar and Thrifty have incentive plans that provide for management compensation based on operating company performance and that reward company-owned stores' management based on the achievement of performance-related objectives. The Company believes that linking incentive compensation to profits should result in increased revenues and improved profitability.

DOLLAR

  GENERAL

     Dollar's main focus is serving the airport vehicle rental market, which is composed of business and leisure air travelers. The majority of its locations are on or near airport facilities. Dollar operates primarily through company-owned stores in the United States, and also licenses its service marks to independent franchisees in the United States and abroad. All of its Canadian and international operations are franchised. Dollar's line of services and products includes fleet leasing, marketing, centralized reservations, counter automation, insurance, central billing, supplies and training and operational support. Dollar's company-owned stores and franchisees rent vehicles on a daily, weekend, weekly and monthly basis, at varying rates depending on cost and other competitive factors in each location's market. In addition to vehicle rentals, Dollar and its franchisees generate revenue from selling ancillary products and renting supplemental equipment. To meet seasonal and other demand changes, Dollar shifts vehicles between its company-owned stores and U.S. franchisees. Dollar has franchisees outside the United States and Canada whose operations are not material to its results of operations.

     As of September 30, 1997, Dollar's vehicle rental system included 272 locations in the United States and Canada, consisting of 100 company-owned stores and 172 franchisee locations, and had 804 international franchisee locations. Dollar's total revenue was $499 million in 1996, of which $435 million (87%) was generated by company-owned stores and $64 million (13%) was revenue from Dollar franchisees for vehicle leasing fees and other service and product fees. Company-owned store revenue was 90% of Dollar's total revenue for the nine-month period ended September 30, 1997.

     Dollar operates primarily through company-owned stores, and where appropriate through franchisees, in the 50 largest U.S. airport vehicle rental markets, in key U.S. leisure destinations and in other U.S. locations that it believes can be operated profitably. Dollar has company-owned stores in 35 of those 50 airport markets and franchisees in the remaining 15. When opportunities arise, Dollar may acquire operations from franchisees and convert them to company-owned stores.

  COMPANY-OWNED STORES

     Since Dollar has company-owned stores in most of the largest 50 airport markets and other key markets, Dollar believes it is better able to manage its vehicle rental system and fleet. Dollar can implement company-owned store marketing and pricing strategies to focus on discretionary leisure and business travelers, reduce costs through bulk purchasing, apply company-owned store performance benchmarks and develop and implement best practice company-owned store management techniques nationwide. Its company-owned store network also allows Dollar to offer customers one-way rentals between stores.

     Dollar divides its company-owned store operations into four U.S. regions. Florida is a separate region due to its size and the concentration of international tour and domestic leisure business. Dollar is among the market leaders in Florida, based on reported airport vehicle rental revenues. Due to its location, Hawaii is also a separate region. Management believes that Dollar is among the market leaders in Hawaii, based on fleet size and other market information. The continental United States, apart from Florida, is divided into East and West regions.

     Vehicle rentals by customers of foreign and U.S. tour operators generated approximately 36% of Dollar's company-owned store rental revenues in 1996. These rentals are usually part of packages that also include air travel and hotel accommodations. Rentals to tour customers have certain advantages. Tour customers tend to reserve vehicles earlier than other customers, rent them for longer periods and cancel reservations less frequently. Dollar has significant relationships with foreign and domestic tour operators that resulted in $150.6 million in 1996 tour rental revenue, of which $94.5 million and $37.8 million were derived from its Florida and Hawaii regions. Additional tour revenue has been generated at other Dollar locations as foreign tourists have expanded the range of U.S. destinations that they visit.

     As of September 30, 1997, Dollar had vehicle rental concessions for company-owned stores at over 53 airports in the United States. Its payments for these concessions are usually based upon a specified percentage of airport-generated revenue, subject to a minimum annual fee, and sometimes include fixed rent for terminal counters or other leased properties and facilities.

     Services and Products Provided to Rental Customers

     Worldwide Reservation System. Dollar has continuously staffed reservation facilities at its headquarters in Tulsa, Oklahoma and in Plantation, Florida, and plans to open a new reservation facility in Tahlequah, Oklahoma in 1998. Both of Dollar's current reservation facilities, as well as the major U.S. airline global distribution systems, are linked to Dollar's worldwide reservation computer and telecommunications system, which is also located in Tulsa, Oklahoma. Dollar's reservation facilities processed seven million reservation telephone calls during 1996. Through the airline distribution systems, travel agents worldwide booked approximately half of Dollar's 1996 non-tour vehicle rentals. Dollar has preferred supplier agreements with many major travel agency chains and travel consortia.

     Supplemental Equipment and Optional Products. Dollar rents ski racks, mobile telephones, baby seats and other supplemental equipment and, subject to availability and applicable local law, makes available loss damage waivers and insurance. Dollar also offers disabled customers hand control-equipped cars at no extra charge.

     Instant Return. Dollar offers customers instant return service at the majority of its U.S. airport company-owned stores. When a customer returns a vehicle at one of these locations, a representative meets the customer and provides a receipt from a hand-held computer terminal.

     Information Systems. Dollar depends upon a number of core information systems to operate its business. Its worldwide reservation system has rate management applications. The counter automation system in Dollar's company-owned stores facilitates the sale of additional products and services and allows Dollar to monitor its fleet and financial assets. Dollar expects that nationwide introduction in company-owned stores of Dollar's new rental counter automation system, FASTLANE, will be completed in 1998. FASTLANE is currently being enhanced to better serve Dollar's tour customers. Dollar is also developing a revenue management system with Aeronomics, Inc., a leading supplier of such systems, for introduction in Dollar's company-owned stores starting in the first quarter of 1998 and for franchise locations starting in 1999. The initial version of this system is being designed to enable Dollar to better determine rental demand based on historical reservation patterns and adjust its rental rates accordingly. Dollar is shifting responsibility for data center network management, service and applications to The Sabre Group, Inc. ("Sabre"), a leader in electronic distribution systems for the travel industry.

     Dollar's core information systems are either designed to, or are being updated to, address the Year 2000 issues that might otherwise result if such systems could not accommodate the date change at the turn of the century. Dollar has secondary communications lines and a disaster recovery plan for its worldwide reservation center and, after the Sabre transition, all of Dollar's key systems will be housed in an underground facility in Oklahoma designed to withstand disasters.

     Customer Service and Employee Training. Dollar has programs at its headquarters and in company-owned stores to improve customer service. Customer First!, Dollar's quality improvement program, involves establishing a team at each vehicle rental location that is accountable for customer satisfaction. Dollar's customer service center measures customer satisfaction, tracks service quality trends, handles customer complaints and provides recommendations to Dollar's senior management and vehicle rental location supervisors. Dollar's initial and ongoing training for company-owned store and franchisee employees is conducted through education centers in San Francisco, Tulsa and Newark. Dollar plans to open additional centers in Houston, Denver, Los Angeles and Chicago.

     Sanford Airport

     Dollar operates a large vehicle rental facility under a lease (with multiple renewal options) at the Sanford Airport in Sanford, Florida. The Sanford Airport, which mainly serves charter flights, is approximately 25 miles north of Orlando, Florida. The facility includes a counter with 42 rental stations to serve high customer volumes and parking for 1,600 vehicles. An integral part of Dollar's operation at Sanford is the 9,000 square foot "Welcome Center" where customers are greeted upon arrival. The facility has the capacity to process over 200 rentals per hour. The Sanford facility is Dollar's most significant tour customer location.

  FRANCHISING

     United States and Canada

     Approximately 13% of Dollar's 1996 revenues in the United States and Canada consisted of fees and other revenues from its franchisees. Dollar sells its U.S. franchises on an exclusive basis for specific geographic areas. Most franchisees are located at or near airports that generate a lower volume of vehicle rentals than the airports served by Dollar's company-owned stores. Dollar also makes a fleet leasing program available to its U.S. franchisees, which in 1996 accounted for 8% of Dollar's total revenue. See "-- Fleet Acquisition and Management -- Fleet Leasing Programs."

     Dollar's franchisees are licensed to use Dollar's service marks in the vehicle rental and leasing, parking and used car sales businesses. Franchisees pay Dollar an initial franchise fee generally based on the population, number of airline passengers, total airport vehicle rental revenues and the level of any other vehicle rental activity in the franchised territory, as well as other factors.

     System Fees. In addition to an initial franchise fee, each U.S. franchisee is required to pay Dollar a system fee equal to 6% of gross rental revenue on a monthly basis. Dollar has announced that system fees for substantially all of its airport franchisees will rise to 7% in 1998 and to 8% in 1999.

     Franchisee Services and Products. Dollar makes insurance coverage available to its franchisees and provides them with training and operational assistance, site selection guidance, vehicle damage recovery and claims management advice, assistance and programs and sales, image and standards guidance. Dollar also provides them with fleet planning and customer satisfaction programs and sells them certain Dollar branded supplies. In addition, Dollar offers its franchisees rental rate management analysis and programs under which Dollar handles warranty claims processing, corporate account and tour billing and travel agent commission payments. Dollar franchisees are connected to, and pay Dollar a fee for, each reservation made through Dollar's worldwide reservation system.

     International

     Dollar's vehicle rental locations outside the United States are operated by master franchisees, direct franchisees and subfranchisees. Master franchisees are authorized to use Dollar's service marks in territories in which they operate directly or through subfranchisees, and are responsible for promoting the Dollar brand name and its services and products and for developing and supporting their direct operations and subfranchisees. Dollar's revenues from international franchise operations were less than 1% of 1996 total revenue.

     As of September 30, 1997, Dollar had franchised operations located abroad in 62 countries. In Canada, Dollar's two master franchisees directly operate or subfranchise 42 on- and off-airport locations. Dollar is currently seeking to terminate the exclusive franchise arrangement of its master franchisee for Europe, Africa and the Middle East based on violations of the terms of the underlying master franchise agreement. If that agreement is terminated, Dollar intends to enter into a commercial arrangement with an independent European vehicle rental company.

  MARKETING

     National Advertising and Promotion

     Dollar's primary marketing objective is to convey to cost conscious leisure and business travelers that Dollar is committed to providing lower-priced vehicle rentals than its competitors. Dollar also emphasizes its operations in Florida, California, Hawaii and Nevada where Dollar has a higher share of the leisure rental market than in other locations. Dollar's national advertising programs build on these themes through weekly advertisements in U.S. Sunday newspaper travel sections and weekly advertisements in USA Today. Dollar also advertises on U.S. broadcast and cable television networks, promoting its low rates and on-airport convenience. Dollar spends approximately 5% of its annual total revenues on marketing, advertising, public relations and sales promotions. Dollar has national marketing partnerships with major U.S. airlines' frequent flier programs in order to attract customers who value frequent flier awards as well as low vehicle rental rates.

     Dollar encourages franchisees, as well as local management of company-owned stores, to develop local market relationships and retail sales initiatives that tie into Dollar's national advertising programs. Dollar makes available print and broadcast advertising materials to franchisees for use in local markets, and pays a promotional allowance for qualifying advertising expenditures to the franchisees that participate in Dollar's fleet program.

     Strategic Marketing Partnerships

     Travel agencies book slightly over 50% of Dollar vehicle rentals through the major U.S. airline global distribution systems. Major travel agency chains and consortia operate under preferred supplier agreements and are supported by Dollar's sales department.

SUMMARY OPERATING DATA OF DOLLAR

                                                                                      NINE MONTHS
                                                                                         ENDED
                                                       YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                                                    ------------------------------   -------------
                                                      1994       1995       1996         1997
                                                    --------   --------   --------   -------------
                                                                    (IN THOUSANDS)
REVENUE:
  Revenue from Company-Owned Stores (excluding
     Florida).....................................  $145,731   $155,345   $237,672     $242,630
  Revenue from Florida Region Company-Owned
     Stores.......................................   157,132    159,513    201,209      191,247
  Revenue from U.S. and Canada Franchisees........    80,654     64,092     55,294       38,652
  Revenue from International Franchisees..........     1,952      2,566      2,400        2,728
  Other Revenue...................................     1,770        418      2,595        2,300
                                                    --------   --------   --------     --------
  Total Revenue...................................  $387,239   $381,934   $499,170     $477,557
                                                    ========   ========   ========     ========

                                                              AS OF DECEMBER 31,              AS OF
                                                        ------------------------------    SEPTEMBER 30,
                                                        1994         1995         1996        1997
                                                        ----         ----         ----    -------------
RENTAL LOCATIONS:
  Company-Owned Stores (excluding Florida)............   47           56           72             78
  Florida Region Company-Owned Stores.................   22           22           23             22
  U.S. and Canada Franchisee Locations................  216          201          175            172
FRANCHISEES:
  U.S. and Canada.....................................   87           78           68             73
  International.......................................   21           45           45             47

THRIFTY

  GENERAL

     Thrifty's main focus is franchising and franchise support services. Thrifty also operates a limited number of company-owned stores in the U.S. and Canada. The Thrifty system has a balance of revenues from the local market and the airport market. Thrifty's approach of serving both the airport and local markets within each territory allows many of its franchisees and company-owned stores to have multiple locations to improve fleet utilization and profit margins by moving vehicles among locations to better address demand between these markets. As airports have begun to institute fees for vehicle rental companies located outside their properties, or limited their access to airport travelers, some Thrifty franchisees have moved to on-airport locations. Thrifty believes that the local market offers Thrifty's franchisees and company-owned stores better growth opportunities, less pricing pressure, a lower cost structure and a more diverse customer base than the airport market.

     As of September 30, 1997, Thrifty's vehicle rental system included 561 rental locations in the United States and Canada, divided between 500 franchisee locations and 61 company-owned stores. The Thrifty system also included 308 locations abroad, all of which were franchisee locations. Thrifty's total revenue was $204.9 million in 1996, of which $141.4 million (69.0%) was revenue from franchisees in the form of fleet leasing fees, commissions and other service and product fees and $63.5 million (31.0%) of which was generated by company-owned stores. Thrifty has franchisees outside the United States and Canada whose operations are not material to the Group's results of operations.

  FRANCHISING

     United States

     Thrifty's U.S. franchisees are the core of its operations and are essential to its long-term profitability and growth. Thrifty offers its franchisees a full line of services and products not easily or cost-effectively available from other sources. Thrifty actively promotes franchisee financial stability and growth and seeks opportunities to enhance its vehicle rental system by improving its services to franchisees, particularly its fleet leasing programs, and by developing new franchisee revenue opportunities, such as airport parking, used car sales and truck rental. Thrifty also works closely with its U.S. franchisees in formulating and implementing marketing and operating strategies.

     Thrifty's U.S. franchisees are licensed to use its service marks and participate in its various services and systems. Franchisees pay Thrifty an initial franchise fee based on such factors as the population, the number of airline passengers, and total airport vehicle rental revenues and the level of any other vehicle rental activity in the franchised territory. Franchises are sold on an exclusive basis for a specific geographical territory, usually a city or metropolitan area. Over the past five years, Thrifty's franchisee turnover has averaged approximately 10% per year, with an average of 19 terminations and 24 new sales (including new territories added to existing franchise agreements) per year.

     Initial Franchise Fees, System Fees and Advertising Fees. Thrifty's initial franchise fees are negotiated on a case-by-case basis, and may be structured to promote expansion of an existing franchisee's operations into a contiguous area. In addition to the initial franchise fee, its U.S. franchisees pay Thrifty an administrative fee which is generally 3.0% of base rental revenue (excluding ancillary products) on a monthly basis.

     U.S. franchisees also pay an advertising fee ranging from 2.5% to 5.0% of base rental revenue to a separate advertising fund managed jointly by franchisees and Thrifty management. Thrifty has implemented, and may implement in the future, special short-term reductions in system and advertising fees to encourage growth.

     For the nine months ended September 30, 1997, Thrifty's five largest U.S. franchisees generated administration, fleet leasing, reservation and other fees to Thrifty totaling approximately 18.0% of Thrifty's total revenue.

     Marketing to Prospective Franchisees. Thrifty has developed programs to attract additional franchisees during this period of consolidation in the vehicle rental industry. Programs include attracting independent vehicle rental companies with phased-in fees and competitive fleet leasing terms, assisting individuals experienced in vehicle rental operations to operate their own franchises through financial assistance, start-up fleet supply and other support and encouraging existing franchisees to acquire and expand into neighboring territories.

     Fleet Leasing Program. Thrifty has a fleet leasing program for franchisees that it believes provides a competitive and flexible source of fleet vehicles for its franchisees. In 1996, fleet leasing fees accounted for approximately 55% of Thrifty's total revenue. See "-- Fleet Acquisition and Management -- Fleet Leasing Programs."

     Training and Support. Thrifty's franchisees receive required initial orientation, and ongoing training, in areas such as customer service and hiring. In early 1997, Thrifty began implementing its "True Blue Pride Initiative" to identify areas requiring customer service improvements and to implement new standards to deliver faster and friendlier service. This initiative emphasizes the role that franchise customer service employees should have in identifying and resolving customer complaints. New programs that have been developed as part of the initiative include Thrifty's frequent renter program, Blue Chip, which provides for preprinted rental contracts and expedited service.

     Thrifty also publishes a comprehensive operating manual for franchisees and provides operational support in areas such as cost control, fleet planning, revenue management and local advertising and marketing. Thrifty also assists franchisees on real estate matters, including site selection and airport facility issues.

     Worldwide Reservation Center and Other Information Systems. Thrifty's franchisees benefit from Thrifty's continuously staffed worldwide reservation center at its headquarters in Tulsa, Oklahoma, which in 1996 processed approximately 4.4 million telephone calls and 1.4 million reservations. The center is also linked to all of the major U.S. airline reservation systems and through them to travel agencies in the United States, Canada and abroad. The center is a key means of marketing the Thrifty system to consumers and travel agents and informing them about the system's vehicle rental rates, products, promotions and services. Thrifty franchisee payments for reservations made through the center accounted for approximately 3% of Thrifty's 1996 total revenues.

     U.S. franchisees receiving a certain volume of reservations are required to use an approved automated counter system, usually leasing or subleasing the related hardware and software from Thrifty or a third-party leasing agent. In addition to providing an electronic data link with Thrifty's worldwide reservation center, the automated counter system prints rental agreements and provides Thrifty and its franchisees with customer and vehicle inventory information and financial and operating reports.

     Thrifty supports its information systems through a combination of internal resources and external technology providers. Thrifty is shifting responsibility for data center network management, service and applications to Sabre. Reservation applications systems will continue to be serviced by Perot Systems Corporation ("Perot"). The arrangements with Perot give Thrifty access to technical resources through the year 2000, thereby providing a greater level of assurance that Thrifty can meet its need to maintain and improve important applications. Other information systems are supported by Thrifty employees.

     Thrifty's core information systems are either designed to, or are being updated to, address the Year 2000 issues that might otherwise result if such systems could not accommodate the date change at the turn of the century. Thrifty has secondary communications lines and a disaster recovery plan for its worldwide reservation center and, after the Sabre transition, all of Thrifty's key systems will be housed in an underground facility in Oklahoma designed to withstand disasters.

     Insurance, Supplies and National Account Programs. Thrifty makes available to its franchisees for a fee insurance for death or injury to third parties, property damage and damage to or theft of franchisee vehicles.

     Thrifty makes bulk purchases of items used by its franchisees, which it sells to franchisees at prices that are often lower than they could obtain on their own. Thrifty also negotiates national account programs to allow its franchisees to take advantage of volume discounts for many materials or services used for operations such as tires, glass replacement, long distance telephone service and overnight mail.

     Parking Services. Airport parking operations are a useful complement to vehicle rental operations. Thrifty encourages its franchisees that have near-airport locations to add this ancillary business. Thrifty assists its franchisees in obtaining additional property and in planning and implementing parking operations. Franchisees benefit since the Thrifty service marks are already on the premises, shuttle buses are already being operated for rental customers and parking operations increase service levels and recognition at the airports. Franchisees with parking operations may also offer ancillary services such as car washes and oil changes to create additional opportunities to service the vehicle while the traveler is away. Thrifty believes that its vehicle rental system includes one of the largest airport parking operations under a common brand name in the United States.

     Services and Products Provided to Rental Customers. Thrifty's franchisees provide their customers with products and services substantially similar to those provided to customers by Dollar's company-owned stores.

     International (Except Canada). Thrifty master franchisees operate 308 vehicle rental locations in 61 countries and territories outside the United States and Canada. Regions with Thrifty franchisees include Latin America, Europe, the Middle East and the Asia-Pacific region. Thrifty seeks to attract international franchisees by emphasizing Thrifty's uniform image, brand marketing efforts, worldwide reservation system and consistent vehicle rental system practices and procedures.

     Thrifty grants master franchises on a countrywide basis. Each master franchisee is permitted to use directly and subfranchise others to use Thrifty's service marks, systems and technologies within its country or territory.

  COMPANY-OWNED STORES

     Thrifty typically establishes company-owned stores upon the financial failure of a franchisee. Thrifty uses company-owned stores to preserve its presence in key markets. As opportunities arise, these locations are refranchised. During 1996, Thrifty reduced the number of cities in which it operates company-owned stores from ten to seven in the United States by granting new franchises. The services and products Thrifty provides to company-owned stores and those provided by company-owned stores to vehicle rental customers are substantially similar to those provided to and by Thrifty's U.S. franchisees.

  CANADIAN OPERATIONS

     Thrifty operates in Canada through its wholly owned subsidiary, TCL. TCL operates company-owned stores in the four largest airport vehicle rental markets in Canada and encourages franchisees to operate in the remaining markets. As of September 30, 1997, the TCL system included 135 vehicle rental locations, of which 106 were operated by franchisees and 29 were operated as company-owned stores.

     Company-Owned Stores

     TCL's company-owned store operations include four strategic airports:
Toronto, Montreal, Vancouver and Calgary. These operations are important to maintaining a national, on-airport presence in Canada, where TCL has significant airport concession and lease commitments. Historically, TCL's operating results have been adversely affected by losses incurred by company-owned stores. TCL plans to improve company-owned store operations by focusing on fleet management, personnel productivity, rate management and revenue growth.

     Franchising

     TCL provides services and products to its franchisees that are substantially similar to those provided by Thrifty to its U.S. franchisees, including fleet leasing, insurance services, advertising and marketing support and supplies. Due to the structure of the Canadian vehicle rental market, which has a greater proportion of vehicle rental activity from on-airport locations than off-airport locations as compared to the United States, Thrifty has sought to strengthen its airport presence in Canada by encouraging existing and prospective franchisees to locate on-airport.

     Canadian franchisees pay TCL a combined monthly administrative and advertising fee fixed in most cases at 8% of rental revenues. During 1996, TCL terminated nine franchise operations, and incurred a substantial charge for related bad debts.

  MARKETING

     Thrifty's marketing strategy is to position the Thrifty system as an industry leader in delivering value for cost-conscious consumers. In the United States it implements this strategy through national advertising and promotion, assistance to U.S. franchisees in local advertising, promotion and sales, strategic marketing partnerships and brand extension efforts.

     Advertising, Promotion and Sales

     Thrifty employs national advertising on U.S. television broadcast networks and cable channels and in newspapers and travel industry and airline magazines. Thrifty also sponsors sports and other events to increase national exposure and promote local Thrifty operations. In the United States, Thrifty's national advertising and marketing expenses are paid out of an advertising fund managed by a National Advertising Committee consisting of representatives of Thrifty's franchisees and certain members of Thrifty's management. U.S. franchisees and company-owned stores contribute 5.0% of their base rental revenue from airport operations and 2.5% of base rental revenue from local operations to the advertising fund.

     Franchisees and company-owned stores are also required to spend an additional 3% of their base rental revenue on local advertising and promotion. Thrifty has a local sales department that assists franchisees in developing their local markets. Thrifty also provides an allowance for qualifying local advertising, promotion and sales expenditures to U.S. franchisees that participate in Thrifty's fleet leasing program. In the 1997 model year, franchisees and company-owned stores earned an aggregate allowance of approximately $7.1 million.

     Strategic Marketing Partnerships

     Thrifty's approach of targeting value-conscious consumers includes strategic marketing partnerships, such as those it has with Montgomery Ward in the United States, Canadian Tire in Canada and Ryder Truck Rental throughout North America. Thrifty also has frequency-based marketing relationships with numerous airlines and hotel chains. Since a significant portion of Thrifty's rentals result from travel agency reservations, Thrifty maintains its relationships with travel agents through preferred supplier agreements, travel agent advertising and other efforts.

SUMMARY OPERATING DATA OF THRIFTY

                                                                                      NINE MONTHS
                                                                                         ENDED
                                                       YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                                                    ------------------------------   -------------
                                                      1994       1995       1996         1997
                                                      ----       ----       ----         ----
                                                                    (IN THOUSANDS)
REVENUES:
  U.S. and Canada Franchisees.....................  $144,812   $147,068   $138,809     $119,863
  U.S. and Canada Company-Owned Stores............    64,601     63,733     63,522       52,561
  International Franchisees.......................     1,996      1,927      2,606        2,013
                                                    --------   --------   --------     --------
                                                    $211,409   $212,728   $204,937     $174,437
                                                    ========   ========   ========     ========

                                                                                         AS OF
                                                          AS OF DECEMBER 31,         SEPTEMBER 30,
                                                    ------------------------------   -------------
                                                      1994       1995       1996         1997
                                                      ----       ----       ----         ----
RENTAL LOCATIONS:
  U.S. and Canada Franchisee......................       557        519        554          500
  U.S. and Canada Company-Owned Stores............       100         84         61           61
FRANCHISEES:
  U.S. and Canada.................................       258        247        240          236
  International...................................        45         48         48           59

FLEET ACQUISITION AND MANAGEMENT

  VEHICLE SUPPLY

     For the 1997 model year, Chrysler vehicles represented over 87% of Dollar's U.S. fleet and 99% of the vehicles in its fleet leasing program for franchisees. Dollar also purchases vehicles from other automotive manufacturers, permitting it to adjust somewhat the composition and overall cost of its fleet. Chrysler vehicles made up substantially all of the vehicles in Thrifty's fleet leasing program. Management expects that for the 1998 model year, Chrysler vehicles will represent over 90% of Dollar's U.S. fleet and 95% of the vehicles in its fleet leasing program, and substantially all of the vehicles in Thrifty's fleet leasing program.

     For the 1997 model year, Chrysler Program Vehicles represented approximately 70% of the vehicles in Dollar's and Thrifty's respective fleets and approximately 93% and 70% of the vehicles in their respective fleet leasing programs. Chrysler sets the terms of its residual value program before the start of each model year. The terms include monthly depreciation rates, minimum and maximum holding periods and mileages, model mix requirements and condition and other return requirements. The residual value program enables Dollar and Thrifty to limit their residual value risk with respect to the Program Vehicles because Chrysler agrees to reimburse Dollar and Thrifty for any difference between the aggregate gross auction sale price of the Program Vehicles for the particular model year and the vehicles' aggregate predetermined residual value. Under the program, Dollar and Thrifty must sell the Program Vehicles in closed auctions to Chrysler dealers. Dollar and Thrifty are reimbursed under the program for certain transportation and auction-related costs and have generally experienced lower depreciation rates for Program Vehicles than if they had sold them in the used vehicle market. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

     Dollar and Thrifty also purchase Non-Program Vehicles, for which they bear the full residual risk because the vehicles are not covered by any manufacturer's residual value program. They do so when required by manufacturers in connection with the purchase of Program Vehicles. They also do so when they believe there is an opportunity to lower their fleet or fleet leasing costs or to fill model and class niches not available through residual value programs. Chrysler, which is the main provider of Non-Program Vehicles to Dollar and Thrifty, does not set any terms or conditions on the resale of Non-Program Vehicles other than requiring minimum holding periods.

     Dollar Thrifty Group's operating results are materially affected by the depreciation rates and other purchase terms provided under Chrysler's residual value program, as well as other purchase incentives Chrysler provides. The percentage of vehicles acquired under Chrysler and other manufacturers' residual value programs in the future will depend upon several factors, including the availability and cost of these programs. See "Risk Factors -- Market Risk on Vehicle Disposition."

     Chrysler has been Dollar's and Thrifty's principal supplier of vehicles. In 1996, Chrysler began operating under separate five-year vehicle supply arrangements that were formalized in 1996 and 1997 in vehicle supply agreements ("VSAs") with Thrifty and Dollar. Chrysler has agreed to make specified volumes of Chrysler vehicles available to Dollar and Thrifty through July 2001. Dollar and Thrifty may purchase them for use in company-owned stores or in their fleet lease programs. Dollar and Thrifty have agreed to promote Chrysler vehicles exclusively in their advertising and other promotional materials. Chrysler has agreed to make various promotional payments to Dollar and Thrifty, some of which vary based on the volume of vehicles purchased. These payments are material to Dollar Thrifty Group's results of operations. See Note 5 of Notes to Consolidated Financial Statements.

     The VSAs provide that each of Dollar and Thrifty will purchase at least 80% of its vehicles from Chrysler until a certain minimum level is reached. Also, certain minimum numbers of vehicles must be Program Vehicles. While Chrysler has the sole discretion to set the specific terms and conditions of its residual value program for a model year, it has agreed in the VSAs to offer programs to Dollar and Thrifty that, taken as a whole, are competitive with a residual value program then being made generally available by Ford or General Motors to domestic vehicle rental companies.

     If purchases of Chrysler vehicles by Dollar or Thrifty during any model year exceed certain targets, Chrysler will make available to Dollar or Thrifty additional Program Vehicles up to a maximum of 15% of the target number of Chrysler Program Vehicles.

DOLLAR THRIFTY GROUP VEHICLE SUPPLY DATA(1)

                                                                       MODEL YEAR
                                                       -------------------------------------------
                                                        1994      1995      1996         1997
                                                       -------   -------   -------   -------------
Program Vehicles Acquired
  Chrysler...........................................  108,986    67,091    75,251       83,301
  Other..............................................      513        17       115           --
                                                       -------   -------   -------      -------
     Total...........................................  109,499    67,108    75,366       83,301
                                                       =======   =======   =======      =======
Non-Program Vehicles Acquired
  Chrysler...........................................    1,432    16,506    19,974       24,065
  Other..............................................      356     1,637     1,292        4,026
                                                       -------   -------   -------      -------
     Total...........................................    1,788    18,143    21,266       28,091
                                                       =======   =======   =======      =======
Vehicles Leased
  Non-Chrysler.......................................    6,875    11,108     5,128        6,374
                                                       -------   -------   -------      -------
     Total...........................................    6,875    11,108     5,128        6,374
                                                       =======   =======   =======      =======
Total................................................  118,162    96,359   101,760      117,766
                                                       =======   =======   =======      =======

-------------------------
(1) Excludes Snappy.

  VEHICLE DISPOSITION

     Dollar and Thrifty generally hold vehicles in rental service from a minimum of six months to a maximum of 18 months. The length of service is determined by taking into account seasonal rental demand and the average monthly mileage accumulation. Most vehicles must be removed from service before they reach 30,000 miles to avoid significant penalties under Chrysler's residual value program. As of September 30, 1997, the average age of vehicles in Dollar's and Thrifty's fleet was less than six months. Less than 5% of Dollar's and Thrifty's Chrysler Program Vehicles were ineligible for return based on repair condition during 1996. Dollar or Thrifty must bear the risk on the resale of Program Vehicles that cannot be returned. Dollar and Thrifty dispose of Non-Program Vehicles through auctions or directly to used car dealers or franchisees.

     MAINTENANCE

     Dollar and certain Thrifty franchisees have automotive maintenance centers at certain airports and in certain urban and suburban areas. Many of these facilities are accepted by automotive manufacturers as eligible to perform and receive reimbursement for warranty work. Collision damage and major repairs are generally performed by independent contractors. Dollar's and Thrifty's franchisees are responsible for the maintenance of their fleet vehicles.

  FLEET LEASING PROGRAMS

     Dollar and Thrifty make fleet leasing programs available to their U.S. franchisees in July for each new model year. The terms of their fleet leasing programs generally mirror the requirements of various manufacturers' residual value programs with respect to model mix, order and delivery, maintenance and vehicle returns, but also include Non-Program Vehicles. Dollar and Thrifty monitor the creditworthiness and operating performance of franchisees participating in their fleet leasing programs and periodically audit franchisees' leased fleets. As of September 30, 1997, approximately 52% and 79% of the vehicles in the fleets of Dollar's and Thrifty's respective U.S. franchisees had been provided through their fleet leasing programs. In 1996, 8% of Dollar's and 55% of Thrifty's total revenue was derived from these programs.

     Dollar and Thrifty set their lease rates after considering residual value program depreciation rates, estimated Non-Program Vehicle depreciation, interest costs, model mix and administrative costs. Average monthly lease rates vary depending on vehicle model, and the average lease period is between eight and ten months. Although Dollar and Thrifty lease Non-Program Vehicles as well as Program Vehicles to their franchisees, their fleet leasing programs eliminate the residual value risk for their franchisees. The Thrifty franchisees may, however, elect to assume the residual value risk on Non-Program Vehicles they lease in exchange for a lower lease rate.

     Dollar and Thrifty design their fleet leasing programs to offer their franchisees an attractive means of obtaining fleet vehicles. For the 1994, 1995 and 1996 model years, on average approximately 51% and 73% of the vehicles used by Dollar's and Thrifty's respective U.S. franchisees were provided through Dollar's and Thrifty's fleet leasing programs. During this period a limited number of larger franchisees acquired their vehicles directly from manufacturers.

  U.S. FLEET DATA

                                                                                          NINE MONTHS
                                                                                             ENDED
                                                            YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                                           --------------------------    -------------
                                                            1994      1995      1996         1997
                                                           ------    ------    ------    -------------
THRIFTY:
  Average number of vehicles leased to franchisees......   23,918    20,578    20,358        24,155
  Average number of vehicles in combined fleets of
     franchisees........................................   31,007    29,806    28,122        30,296
  Average number of vehicles in combined fleets of
     Company-Owned Stores...............................    5,121     4,881     3,862         3,898
                                                           ------    ------    ------    ----------
          Total.........................................   36,128    34,687    31,984        34,194
                                                           ======    ======    ======    ==========
DOLLAR:
  Average number of vehicles leased to franchisees......   14,130    10,823     7,801         6,774
  Average number of vehicles in combined fleets of
     franchisees........................................   24,054    22,716    17,132        13,000
  Average number of vehicles in combined fleets of
     Company-Owned Stores...............................   33,336    29,855    38,952        48,682
                                                           ------    ------    ------    ----------
          Total.........................................   57,390    52,571    56,084        61,682
                                                           ======    ======    ======    ==========

COMPETITION

     There is intense competition in the vehicle rental industry on the basis of price, service levels, vehicle quality, the availability of vehicles and the convenience and condition of rental locations. Dollar operates mainly in the U.S. airport market, although compared to its competitors it relies more heavily on discretionary tour and other leisure customers and business customers with no organizational or corporate affiliation programs. Dollar's franchisees have a similar customer profile. In any given location, Dollar may compete with national, regional and local vehicle rental companies, many of which have greater financial resources than the Group. Dollar's principal competitors for discretionary business and leisure travelers are Alamo Rent-a-Car, Inc., Avis Rent A Car, Inc., Budget Group, Inc., Hertz Corporation and National Car Rental System, Inc. Dollar competes primarily on the basis of price and customer service.

     Thrifty's U.S. franchisees and company-owned stores generally compete for cost-conscious consumers with Alamo, Avis, Budget, Dollar, Hertz and National. Enterprise Rent-A-Car Company and local and regional rental companies are major competitors in the local market. They compete on the basis of location, service and well-established customer relationships. Most Thrifty franchisees and company-owned stores compete in the local market for retail general use business rather than insurance replacement rentals.

     The Canadian vehicle rental markets are also intensely competitive. The vast majority of the Canadian market is operated either directly or through franchisees of the major U.S. vehicle rental companies, including Budget, Avis, Hertz and National, as well as Dollar and Thrifty.

INSURANCE

     Dollar and Thrifty are subject to third-party liability and property damage claims resulting from accidents involving their rental customers. For third-party bodily injury and property damage claims arising from the use of a vehicle in the United States, Dollar currently retains the risk of loss up to $1 million and Thrifty up to $500,000, each on a per occurrence basis (the "self-insured retention"). In addition, Thrifty pays 15% of each loss between $500,000 and $2,000,000 on a per occurrence basis (the "quota share retention"). For claims in excess of $1 million per occurrence for Dollar and $2 million per occurrence for Thrifty, each is fully covered by insurance carriers for up to $7.5 million per occurrence. For claims arising before completion of the Offering, both Dollar and Thrifty have additional insurance above their respective self-insured retention and insurance coverage. Dollar and Thrifty are obtaining insurance that would be effective upon completion of the Offering in certain amounts in excess of their respective self-insured retention levels and coverages.

     Dollar and Thrifty maintain general and garage liability insurance coverage at the same levels of coverage as the vehicle liability insurance coverage described above. They also maintain catastrophic and comprehensive coverage for damage to vehicles owned by them up to $1.5 million per occurrence with a deductible amount of $250,000.

     Dollar and Thrifty each have insurance reserves relating to claims resulting from self-insured retention and quota share retention. The amount of the reserve is based on loss history and projections and in each case is reviewed at least annually by an independent actuarial firm. As of September 30, 1997, Dollar's and Thrifty's reserve for liability claims was approximately $60.8 million and $13 million, respectively. Dollar's and Thrifty's obligations to pay these losses and indemnify the insurance carriers are collateralized by surety bonds. As of September 30, 1997, these surety bonds totaled approximately $96 million for Dollar and approximately $57 million for Thrifty.

     Dollar and Thrifty also maintain various surety bonds to secure performance under airport concession agreements and other obligations. As of September 30, 1997, the total amount of these bonds was approximately $26 million for Dollar and approximately $2 million for Thrifty.

     Dollar and Thrifty also benefit from workers' compensation, excess liability and directors' and officers' liability insurance coverage provided by Chrysler. A portion of the premium paid by Chrysler is allocated to Dollar and Thrifty and may not reflect their respective costs of coverage on a stand-alone basis. In connection with the Offering, these insurance coverages will be replaced.

PROPERTIES

     The Company owns its headquarters in Tulsa, Oklahoma, which also houses its computer data center, pending its relocation to Sabre's facility. Dollar and Thrifty also maintain their separate headquarters at this site. Dollar and Thrifty each own or lease real property used for company-owned stores or subleased to franchisees or to other third parties. Dollar and Thrifty each operate company-owned stores under concession agreements with various governmental authorities charged with the operation of airports. For information relating to Dollar's operations at the Sanford Airport, see "-- Dollar -- Services and Products Provided to Rental Customers -- Sanford Airport."

REGULATION

  LOSS DAMAGE WAIVERS AND SUPPLEMENTAL LIABILITY INSURANCE

     Approximately 12% and 3% of the 1996 vehicle rental revenues of Dollar and Thrifty, respectively, were generated from the sale of loss damage waivers. These waivers relieve customers from financial responsibility for vehicle damage. Legislation affecting the sale of loss damage waivers has been adopted in 25 states. These laws either require disclosure to customers that loss damage waivers may not be necessary, limit customer liability to specified amounts, limit the ability of vehicle rental companies to offer loss damage waivers for sale or cap the amounts that may be charged for loss damage waivers. Adoption of national or additional state legislation limiting the sale, or capping the rates, of loss damage waivers could further restrict sales of this product, and additional limitations on potential customer liability could increase costs to Dollar, Thrifty and their franchisees.

     Dollar and Thrifty and other vehicle rental companies sell customers supplemental liability insurance ("SLI"). In 1997, Dollar, Thrifty and the other principal vehicle rental companies entered into a consent order with the Texas Department of Insurance in which they agreed to stop selling SLI in Texas. Under the consent order, Dollar, Thrifty and the other companies agreed not to sell SLI in Texas. Additional actions in other jurisdictions could lead to curtailment of sale of SLI, which would result in a reduction in the Group's revenues.

  FRANCHISING REGULATION

     As franchisors, Dollar and Thrifty are subject to federal, state and foreign laws regulating various aspects of franchise operations and sales. These laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises and, in certain states, also apply substantive standards to the relationship between the franchisor and the franchisee, including those pertaining to default, termination and nonrenewal of franchises.

  OTHER MATTERS

     Certain states currently make vehicle owners (including vehicle rental companies) vicariously liable for the actions of any person lawfully driving an owned vehicle, regardless of fault. Some of these states, including Florida and New York, do not limit this liability. Vehicle rental companies are also subject to various federal, state and local consumer protection laws and regulations including those relating to advertising and disclosure of charges to customers.

     Dollar and Thrifty are subject to federal, state and local laws and regulations relating to taxing and licensing of vehicles, franchise sales, franchise relationships, vehicle liability, used vehicle sales, insurance, telecommunications, vehicle rental transactions and labor matters. The Company believes that Dollar's and Thrifty's practices and procedures are in substantial compliance with federal, state and local laws and is not aware of any material expenditures necessary to meet legal or regulatory requirements. Nevertheless, given the nature and scope of Dollar's and Thrifty's businesses, it is possible that regulatory compliance problems could be encountered in the future.

ENVIRONMENTAL MATTERS

     The principal environmental regulatory requirements applicable to Dollar and Thrifty operations relate to the ownership or use of tanks for the storage of petroleum products, such as gasoline, diesel fuel and new and used oil; the treatment or discharge of waste waters; the operation of auto body shops; and the generation, storage, transportation and off-site treatment or disposal of waste materials. Dollar and Thrifty own, lease or operate 72 and 25 locations, respectively, where petroleum products are stored in underground tanks. For owned and leased properties, Dollar and Thrifty maintain environmental compliance programs designed to maintain compliance with applicable technical and operational requirements, including leak detection testing of underground storage tanks, and to provide financial assurance for remediation of spills or releases. The Company's management believes that Dollar's and Thrifty's operations currently are in compliance, in all material respects, with such regulatory requirements. Dollar and Thrifty are currently upgrading or replacing all underground storage tanks to comply with 1998 U.S. federal and state requirements. Management believes that costs of this project during 1997 and 1998 will be approximately $3.7 million.

     The historical and current uses of the Dollar and Thrifty facilities may have resulted in spills or releases of various hazardous materials or wastes or petroleum products ("Hazardous Substances") which now, or in the future, could require remediation. Dollar and Thrifty also may be subject to requirements related to remediation of Hazardous Substances that have been released into the environment at properties they own or operate, or owned or operated in the past, or at properties to which they send, or have sent, Hazardous Substances for treatment or disposal. Such remediation requirements generally are imposed without regard to fault, and liability for any required environmental remediation can be substantial. Dollar and Thrifty may be eligible for reimbursement or payment of remediation costs associated with releases from registered underground storage tanks in U.S. states that have established funds to assist in the payment of such remediation costs. Subject to certain deductibles, the availability of funds, the compliance status of the tanks and the nature of the release, these tank funds may be available to Dollar and Thrifty for use in remediating releases from their tank systems. At certain facilities, Dollar and Thrifty presently are investigating or remediating soil or groundwater contamination. Based on currently available information, the Company does not believe that the costs associated with environmental investigation or remediation will be material. The Company has budgeted approximately $2.5 million for 1997 and approximately $2 million for 1998 for environmental investigation and remediation expenditures, amounts that management believes are adequate. However, additional contamination could be identified or occur in the future.

LEGAL PROCEEDINGS

     Certain of Dollar's franchisees in the states of Washington and Oregon instituted an action alleging violations by Dollar and its parent of various state franchise statutes and breach of contract. The matter resulted in an $8.7 million jury verdict against Dollar and its parent. Dollar has also been enjoined from interfering with the plaintiffs' advertising of non-Chrysler vehicles in their businesses. The verdict has been appealed. See Note 11 of Notes to Consolidated Financial Statements.

     A purported class action suit has been filed in state court in Alabama against Dollar, Thrifty and other rental companies in which the plaintiffs alleged violations of state law in connection with the sale by the rental companies of certain insurance products.

     The City of San Jose, California has brought a suit against Dollar and Chevron seeking unspecified compensatory and punitive damages and injunctive relief, but has not served Dollar. The suit relates to pollution at a site currently occupied by Dollar and formerly occupied by Chevron. Dollar has partially remediated the affected soil, but not the allegedly affected ground water. Dollar believes that prior uses of the site resulted in any remaining contamination at the site.

     In addition to the foregoing, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against the Company and its subsidiaries. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to the Company or the subsidiaries involved. Although the amount of liability with respect to these matters cannot be ascertained, potential liability is not expected to materially affect the consolidated financial position or results of operations of the Company.

EMPLOYEES

     As of September 30, 1997, the Group employed a total of approximately 5,400 full-time and part-time employees of which approximately 4,100 were employed by Dollar and 1,300 by Thrifty. The Company believes the Group's relationship with its employees is good.

                     CONTINUING RELATIONSHIP WITH CHRYSLER

     The Company is a wholly owned subsidiary of Chrysler. After the Offering, Chrysler will own no equity in the Company. Chrysler will, however, have certain continuing financial and commercial arrangements with Dollar Thrifty Group.

VEHICLE SUPPLY

     Chrysler will continue to provide vehicles to Dollar and Thrifty under vehicle supply agreements through July 2001. The Dollar Thrifty Group was Chrysler's largest customer for the 1997 model year. In addition to supplying vehicles, Chrysler has agreed to offer to Dollar and Thrifty any residual value program it makes generally available. Chrysler has also agreed to make various promotional payments during the term of the vehicle supply agreements. Dollar and Thrifty are required to advertise Chrysler vehicles exclusively. See "Business -- Fleet Acquisition and Management -- Vehicle Supply."

CREDIT SUPPORT

     As part of the Company's Financing Plan, Chrysler will provide a letter of credit to support the Company's fleet financings. That support will start at $60 million and decline by a minimum of $12 million per year as of March 1, beginning in 1999. The Company will need to replace this credit support with cash from operations or borrowings under the Revolving Credit Facility. In addition, as part of its Financing Plan, Chrysler Financial Corporation, Chrysler's finance subsidiary, will receive repayment of vehicle debt in the amount of approximately $900 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan." In addition, the Company has agreed to nominate a person designated by Chrysler as a director of the Company so long as Chrysler is providing credit support to the Group.

INSURANCE AND ANCILLARY MATTERS

     Chrysler Insurance Corporation, a Chrysler subsidiary, provides insurance to the Group that is secured by surety bonds that are guaranteed by Chrysler. Chrysler Insurance Corporation also provides other surety bonds to secure various obligations of the Group, including those under airport concession agreements. These surety bonds and the related Chrysler guarantees will be replaced under the Financing Plan by new bonds or letters of credit issued by third parties unaffiliated with Chrysler. In connection with the Offering, various intercompany accounts between Chrysler and the Group will be settled. See "Selected Consolidated Financial and Operating Data." and "Unaudited Pro Forma Consolidated Financial Statements."

     For additional information about the Group's relationship with Chrysler, see "Risk Factors -- Dependence on Chrysler" and "Selected Consolidated Financial Data."

     The Company and Chrysler will enter into a tax sharing agreement that will replace the existing tax sharing agreements upon completion of the Offering. At that time, the Company will pay Chrysler an estimated amount to cover federal income taxes that would have been paid by the Company and each of its subsidiaries that is a member of Chrysler's federal consolidated group, computed as if the Company and such subsidiaries filed a separate consolidated federal income tax return for the year ending on completion of the Offering. After final returns have been filed and all taxes have been paid, payment will be made to or from the Company, as the case may be, to reflect such taxes actually paid.

     Chrysler will otherwise be responsible for all income tax liabilities of members of Dollar Thrifty Group for periods ending on or prior to the completion of the Offering to the extent that such members were included in consolidated or combined returns that included Chrysler. If any federal income tax benefit to Chrysler or any Chrysler subsidiary relating to periods ending on or prior to the completion of the Offering is disallowed with the effect that a member of Dollar Thrifty Group has a corresponding benefit in periods beginning after completion of the Offering, the Company will reimburse Chrysler for that benefit. Each of the Company and is subsidiaries will be responsible for all tax liabilities in jurisdictions where it filed separate returns. The Company anticipates that it will incur an additional $4.3 million of income tax expense as a result of the termination of the existing tax sharing agreements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the Company's executive officers and directors:

                NAME                     AGE(1)                           POSITION
                ----                     ------                           --------
Joseph E. Cappy......................      63      Chairman of the Board, Chief Executive Officer,
                                                   President and Director
Donald M. Himelfarb..................      52      Executive Vice President and Director, and President
                                                   -- Thrifty
Gary L. Paxton.......................      51      Executive Vice President and Director, and President
                                                   -- Dollar
Steven B. Hildebrand.................      43      Vice President, Chief Financial Officer and Treasurer
Thomas P. Capo.......................      46      Director

-------------------------
(1) At October 31, 1997.

     Joseph E. Cappy has served in various executive positions with Chrysler since August 1987, including Vice President of Chrysler responsible for rental car operations from June 1993 to the present, Vice President of International Operations from May 1990 to June 1993, Vice President of Brand Development from November 1989 to May 1990, and Vice President of Chrysler's Jeep/Eagle Division from August 1987 to November 1989. Mr. Cappy was previously President, Chief Executive Officer and a Director of American Motors Corporation, and General Marketing Manager of Ford Motor Company's Lincoln-Mercury Division.

     Donald M. Himelfarb has been President and Chief Executive Officer of Thrifty since July 1992. From August 1990 to June 1992, Mr. Himelfarb served as President and a Director of TCL. He previously served as President of Car Rental and Leasing for Marks Rentals, a holding company that owned a Thrifty franchise and other properties. Mr. Himelfarb is a Director of the American Car Rental Association.

     Gary L. Paxton has been President of Dollar since December 1990. He has served in several senior management positions with Dollar since 1972, including Senior Vice President of Operations and Properties, and Vice President of Properties and Facilities. Mr. Paxton is also a Director and President-Elect of the American Car Rental Association.

     Steven B. Hildebrand has been Executive Vice President and Chief Financial Officer of Thrifty since August 1995. He has served in various senior management positions with Thrifty and Pentastar Transportation Group, Inc. (a predecessor of the Company), Chrysler's holding company for its rental car subsidiaries, since 1987, including Vice President of Finance for Pentastar, Treasurer and a director of Thrifty, and a director of TCL.

     Thomas P. Capo has been the Vice President and Treasurer of Chrysler since May 1993. He was elected Treasurer of Chrysler in November 1991. Mr. Capo is also a Director of Chrysler Financial Corporation and Chrysler Canada Ltd.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Company anticipates that the size of its Board of Directors will be increased to nine directors after the Offering, a majority of whom will be "independent" as defined under its By-Laws. In general, the By-Laws provide that an independent director is someone who is not (i) employed by the Company (and has not been an employee within five years prior to nomination), or (ii) affiliated with an entity having a business relationship with the Company requiring disclosure under various proxy rules. The Company has agreed to nominate a person designated by Chrysler as a director of the Company so long as Chrysler is providing credit support to the Group. See "Continuing Relationship with Chrysler." Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Officers of the Company are elected by and serve at the discretion of the Board of Directors.

     The Company's Board of Directors will establish a compensation committee (the "Compensation Committee") and an audit committee (the "Audit Committee") after completion of the Offering. It is expected that both committees will be comprised solely of independent directors. In addition, the Board of Directors is expected to establish a corporate governance committee (the "Governance Committee") which may include directors who are officers of the Company as well as independent directors. The Compensation Committee will establish remuneration levels for certain officers of the Company, Dollar and Thrifty and perform such functions as may be delegated to it under the Company's employee benefit programs and executive compensation programs. The Audit Committee will select and engage, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements. The Audit Committee also will review and approve the planned scope of the annual audit. The Governance Committee will identify for consideration nominees to serve as directors of the Company and review and make recommendations concerning other corporate governance matters.

     The Board of Directors may, from time to time, establish certain other committees to facilitate the management of the Company.

DIRECTOR COMPENSATION

     Directors who are not officers or employees of the Group or any of its affiliates will be paid an annual board retainer of $10,000, payable in Common Stock, and an attendance fee of $1,000 for each meeting of the Board of Directors and $1,000 for each meeting of a committee thereof ($1,500 in the case of a committee chairman), in each case payable in cash. In addition, each non-employee director will receive the use of a new vehicle each year while serving as a director.

     The Company will not pay any compensation for service as a director to directors who receive compensation as officers or employees of the Company, any of its affiliates or Chrysler.

EXECUTIVE COMPENSATION

     Joseph E. Cappy, has served as an officer of both the Company and Chrysler and, for periods prior to the completion of the Offering, has received and will receive all of his compensation from Chrysler. He will resign as an officer of Chrysler upon completion of the Offering. Following the completion of the Offering, Mr. Cappy will receive from the Company an annual base salary of
$ , and an award of stock options and performance shares as described below under "Long-Term Incentive Plan." It is anticipated that he will be eligible to receive an annual cash bonus based on performance. See Note 13 of Notes to Unaudited Pro Forma Consolidated Financial Statements.

                           SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation earned by certain executive officers of the Group for the fiscal year ended December 31, 1996.

                                                               ANNUAL COMPENSATION
                                                               --------------------       ALL OTHER
                           NAME                                 SALARY      BONUS      COMPENSATION(A)
                           ----                                 ------      -----      ---------------
Joseph E. Cappy,...........................................          --          --              --
  Chairman of the Board,
  Chief Executive Officer
  and President(b)
Gary L. Paxton,............................................    $248,000    $333,225         $32,832
  Executive Vice President
  and President - Dollar
Donald M. Himelfarb,.......................................     227,000     177,999          28,560
  Executive Vice President
  and President - Thrifty
Steven B. Hildebrand,......................................     163,000     115,132          20,076
  Vice President, Chief
  Financial Officer and
  Treasurer

-------------------------
(a) Represents the Group's contributions to its defined contribution plans.

(b) As described above, Mr. Cappy has served as an officer of the Company and Chrysler and, for periods prior to completion of the Offering, has received and will receive all of his compensation from Chrysler.

  LONG-TERM INCENTIVE PLAN

     It is anticipated that the Company will adopt a long-term incentive plan (the "LTIP"), effective upon the completion of the Offering. The LTIP will be administered by the Compensation Committee. The Compensation Committee will select the participants in the LTIP, grant the awards made under the LTIP and determine the terms and conditions of such awards. The following types of awards may be granted under the LTIP: (1) stock options, (2) stock appreciation rights,
(3) restricted stock, (4) performance awards and (5) other stock-based incentive
awards. Initially      million shares of the Company's Common Stock (
million shares if the over-allotment option granted to the U.S. Underwriters and the Managers is exercised in full) will be authorized for issuance under the LTIP.

     The LTIP is intended to provide incentives to officers and other key employees of the Company and its subsidiaries which serve to align their interests with those of stockholders. It is also intended to qualify for the performance-based exclusion from the deduction limitation of Section 162(m) of the Internal Revenue Code of 1986, as amended.

     It is anticipated that upon completion of the Offering the Company will make an initial grant under the LTIP to certain officers and other key employees of the Group, including the named executive officers. The initial grant will be comprised of options to purchase the Company's Common Stock, as well as performance shares.

     The initial grant of options will have an exercise price per share equal to the public offering price. Generally, the options will become exercisable in three equal annual installments commencing on the first anniversary of the date of grant. The ability to exercise options may be accelerated under certain circumstances, including without limitation, upon a change of control of the Company.

     The initial grant of performance shares will establish a target number of performance shares that may be earned in three equal annual installments commencing on the first anniversary of the grant date. The number of performance shares ultimately earned by a grantee may range from zero to 200% of the grantees target award, depending on the level of corporate performance each year against business plan and stock price appreciation targets established on the grant date. Any performance share installment not earned as of a given anniversary date will be forfeited. Performance shares earned will be delivered to the grantee on the third anniversary of the initial grant date, provided the grantee is then employed by the Company or one of its subsidiaries. The delivery of performance shares earned may be accelerated under certain circumstances, including upon a change of control of the Company.

     The Company anticipates that upon the completion of the Offering stock
options and/or performance shares representing approximately       shares of the
Company's Common Stock will be granted to approximately 170 employees of the Group, including each of the named executive officers. The named executive officers will be granted the following number of stock options and performance
shares: (i) Mr. Cappy, options to purchase       shares of Common Stock and
      performance shares; (ii) Mr. Paxton, options to purchase       shares of
Common Stock and       performance shares; (iii) Mr. Himelfarb, options to
purchase       shares of Common Stock and       performance shares; and (iv) Mr.
Hildebrand, options to purchase       shares of Common Stock and
performance shares.

CERTAIN TRANSACTIONS

     Thomas P. Capo, who will continue to serve as a director of the Company following completion of the Offering, is the Vice President and Treasurer of Chrysler. After the Offering, Chrysler will have certain continuing financial and commercial arrangements with the Group. See "Continuing Relationship with Chrysler."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). Of the 50 million shares of Common Stock, 22.5
million shares are being offered in the Offering (      shares if the U.S.
over-allotment option granted to U.S. Underwriters and Managers is exercised in
full) and 2.25 million shares (      shares if the over-allotment options are
exercised) are being reserved for issuance under the Company's long term incentive plan. Upon completion of the Offering, no shares of Preferred Stock will be issued and outstanding. The following summary description of the capital stock of the Company is not necessarily complete and reference is hereby made to the form of the Company's Certificate of Incorporation filed with the registration statement of which this Prospectus forms a part and to Delaware corporate law.

COMMON STOCK

  VOTING RIGHTS

     The holders of Common Stock are entitled to one vote per share. Such holders are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding Preferred Stock. Except as otherwise provided by law, amendments to the Company's Certificate of Incorporation must be approved by a majority of the voting power of the Common Stock.

  DIVIDENDS

     Holders of Common Stock will share ratably in any dividend declared by the Board of Directors, subject to the preferential rights of any Preferred Stock then outstanding. Dividends consisting of shares of Common Stock may be paid to holders of shares of Common Stock.

  OTHER RIGHTS

     In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock will be entitled to receive the same kind and amount, on a per share of Common Stock basis, of such shares of stock and other securities and property (including cash).

     On liquidation, dissolution or winding up of the Company, all holders of Common Stock are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock. No shares of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock.

     Upon consummation of the Offering, all the outstanding shares of Common Stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. The Company's Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations or restrictions thereof, applicable to the shares of each series. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

CERTAIN ANTI-TAKEOVER PROVISIONS

  SECTION 203

     The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and certain shares held by employee stock plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. An "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, owned) 15% or more of a corporation's outstanding voting stock. A "business combination" includes mergers, asset sales and certain other transactions resulting in a financial benefit to an interested stockholder. Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder.

     AIRPORT CONCESSION AGREEMENTS

     Certain of the Dollar Thrifty Group's airport concession agreements require the consent of the airport authority in connection with transfers of varying percentages of the Company's Common Stock.

INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers and has the right to indemnify its employees and other agents, to the fullest extent provided by Delaware law, against certain liabilities that may arise by reason of their status or service as directors, officers, employees or agents of the Company or of another entity at the request of the Company (other than liabilities arising from willful misconduct of a culpable nature). The Company shall advance expenses incurred by indemnified individuals as a result of any proceeding against them as to which they are entitled to be indemnified. The Company also maintains directors' and officers' insurance against certain liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company as described above, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted.

BY-LAW PROVISIONS

     The Company's By-Laws provide that special meetings of the stockholders may be called only by the Board of Directors, the Chairman of the Board or a Vice Chairman of the Board. The By-Laws also provide that any action which may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents approving the action are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting of stockholders. These provisions will make it more difficult for a third party to gain control of the Company. The Company's By-Laws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings must be received in writing by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

TRADING ON THE NEW YORK STOCK EXCHANGE

     The Company is applying to list the Common Stock on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock will be       .

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

GENERAL

THE NEW WORKING CAPITAL FACILITY

FLEET FINANCING FACILITIES

MATURITIES AND INTEREST RATES

COVENANTS

                        CERTAIN U.S. TAX CONSEQUENCES TO
                        NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a Non-U.S. Holder. For purposes of this discussion, a "Non-U.S. Holder" is any holder of Common Stock that is not for U.S. federal income tax purposes
(a) an individual citizen or resident of the United States, (b) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (c) a domestic partnership, (d) an estate the income of which is includible in gross income for U.S. federal income and estate tax purposes regardless of its source or (e) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. This discussion does not address all aspects of U.S. federal tax that may be relevant to Non-U.S. Holders in light of their specific circumstances. This discussion is based upon U.S. federal income and estate tax law now in effect, which is subject to change, possibly retroactively, and is for general information only. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK (INCLUDING THE INVESTOR'S STATUS AS A NON-U.S. HOLDER), AS WELL AS ANY TAX CONSEQUENCES WHICH MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DISTRIBUTIONS

     Distributions on the shares of Common Stock (other than distributions in redemption of the shares subject to Section 302(b) of the U.S. Internal Revenue Code of 1986, as amended (the "Code")) will constitute dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earning and profits of the Company (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% of the gross amount of such dividends (or at such lower rate as may be specified by an applicable income tax treaty) unless such dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividends will be subject to U.S. federal income tax on net income at regular graduated U.S. federal income tax rates (unless an applicable income tax treaty provides otherwise). In the case of a Non-U.S. Holder that is a corporation, such dividends might also be subject to the U.S. branch profits tax, which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits at a 30% rate (unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a "qualified resident" of the treaty country).

     A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise obtain any reduction of or exemption from withholding under the foregoing rules. Under U.S. Treasury regulations currently in effect, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate (unless the payor has knowledge to the contrary). However, under amendments to the U.S. Treasury regulations published on October 14, 1997 (the "New Withholding Regulations"), a Non-U.S. Holder is required to satisfy applicable certification and other requirements to qualify for withholding at an applicable treaty rate. The New Withholding Regulations generally only apply to dividends paid after December 31, 1998, subject to certain transitional rules.

SALE OR OTHER DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary), (ii) in the case of a Non-U.S. Holder who is an individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met,
(iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates whose loss of U.S. citizenship had as one of its principal purposes the avoidance of U.S. taxes or (iv) the Company is or becomes a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such sale or other disposition and such Non-U.S. Holder's holding period for the Common Stock.

     A corporation is generally considered to be a U.S. real property holding corporation if the fair market value of its "U.S. real property interests" within the meaning of Section 897(c)(1) of the Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. The Company believes that it is not currently and is not likely to become a U.S. real property holding corporation. Further, even if the Company were to become a U.S. real property holding corporation, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. federal income tax if the Common Stock were considered to be "regularly traded" on an established securities market and the Non-U.S. Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the Common Stock.

     A Non-U.S. Holder described in clause (i) or (iii) of the second preceding paragraph will generally be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, if such Non-U.S. Holder is a corporation, such net gain might be subject to the U.S. branch profits tax described under "-- Distributions" above. A Non-U.S. Holder described in clause (ii) of the second preceding paragraph will be subject to tax at a flat 30% rate on the gain derived from the sale, which may be offset by certain U.S. source capital losses (unless the gain is effectively connected with the conduct of a U.S. trade or business within the United States by the Non-U.S. Holder, in which case it will be taxed under regular graduated U.S. federal income tax rates).

     Non-U.S. Holders should consult applicable treaties, which may provide for different rules (including the exemption of certain capital gains from tax).

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

     Under U.S. Treasury regulations currently in effect, U.S. backup withholding tax will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person). However, under the New Withholding Regulations, a Non-U.S. Holder that fails to certify its Non-U.S. Holder status in accordance with the requirements of the New Withholding Regulations may be subject to U.S. backup withholding at a rate of 31% on payments of dividends. As noted above, the New Withholding Regulations generally only apply to dividends paid after December 31, 1998. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence under an applicable income tax treaty.

     Upon the sale or other taxable disposition of Common Stock by a Non-U.S. Holder to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the Internal Revenue Service, unless the holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. However, upon the sale or other taxable disposition of Common Stock to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder and/or certain other conditions are met, or the holder otherwise establishes an exemption. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

     Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the application of the New Withholding Regulations that, among other things, unify current certification procedures and forms and clarify reliance standards.

FEDERAL ESTATE TAX

     Common Stock owned or treated as owned by an individual non-U.S. Holder at the time of death will be included in such individual's estate for U.S. federal estate tax purposes and be subject to such tax, except to the extent that an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement, dated                , 1997 (the "U.S. Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from Chrysler and the Company the following respective numbers of U.S. Shares (as defined below):

                                                                                NUMBER OF
                                  UNDERWRITER                                  U.S. SHARES
    ------------------------------------------------------------------------   -----------
    Credit Suisse First Boston Corporation..................................
    Goldman, Sachs & Co. ...................................................
    J.P. Morgan Securities Inc. ............................................
    Salomon Brothers Inc ...................................................
                                                                               -----------
         Total..............................................................    19,125,000
                                                                               ===========

     Of the 22,500,000 Shares of Common Stock being offered, 19,125,000 Shares (the "U.S. Shares") are initially being offered by the U.S. Underwriters in the United States and Canada (the "U.S. Offering") and 3,375,000 Shares (the "International Shares") are initially being concurrently offered by the Managers (the "Managers") outside the United States and Canada (the "International Offering").

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby (other than those shares covered by the over-allotment options described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company and Chrysler have entered into a Subscription Agreement with the Managers of the International Offering providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the U.S. Underwriters and the Managers options, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to additional Shares at the initial public offering price, less the underwriting discounts and commissions. Such options may be exercised only to cover over-allotments, if any, in the sale of the Shares offered hereby. To the extent that these options to purchase are exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional Shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the sum of the total number of Shares in such tables.

     The Company and Chrysler have been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $   per Share, and the U.S. Underwriters and such
dealers may allow a discount of $   per Share on sales to certain other dealers.
After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The public offering price, the aggregate underwriting discounts and commissions per Share and the per Share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the public offering price, the aggregate underwriting discounts and commissions per Share and the per Share concession and discount to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction. "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada; or
(ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of Shares as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of Shares initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold Shares.

     The Company and certain officers and directors of the Group have agreed that they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any additional shares of the Company's Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of the Company's Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this Prospectus.

     The Company and Chrysler have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

     The Representatives and the Managers have informed the Company and Chrysler that they do not expect discretionary sales by the U.S. Underwriters and the Managers to exceed 5% of the number of Shares offered hereby.

     Prior to the Offering, there has been no public market for the Shares. The initial public offering price for the Shares will be determined by negotiations among the Company, Chrysler and the Representatives. In determining such price, consideration will be given to various factors, including market conditions for initial public offerings, the history of and prospects for the Group's business, the past and present operations of the Group, the past and present earnings and current financial position of the Group, an assessment of the Group's management, the market for securities of companies in businesses similar to those of the Group, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the Shares will trade in the public market subsequent to the Offering or that an active trading market for the Shares will develop and continue after the Offering.

     The Representatives, on behalf of the U.S. Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Shares to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Certain of the U.S. Underwriters and Managers have from time to time performed, and continue to perform, financial advisory, investment banking and commercial banking services for Dollar, Thrifty or Chrysler, for which customary compensation has been received. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and Chrysler prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and Chrysler and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws,
(ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein and Chrysler may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the Company, Chrysler and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, Chrysler or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company, Chrysler or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York, and for the U.S. Underwriters and the Managers by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Debevoise & Plimpton and Cleary, Gottlieb, Steen & Hamilton have in the past provided, and may continue to provide, legal services to Chrysler and its affiliates. Debevoise & Plimpton has also represented Chrysler in connection with the Offering and the Financing Plan.

                                    EXPERTS

     The consolidated financial statements of Dollar Thrifty Automotive Group, Inc. and subsidiaries (successor to Pentastar Transportation Group, Inc. and subsidiaries) as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus, and the related financial statement schedule included in the Registration Statement filed with the Securities and Exchange Commission for the registration of the Common Stock offered hereby, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act and the rules and regulations thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by SEC rules and regulations. For further information with respect to Dollar Thrifty Group and the Common Stock offered hereby, you should refer to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

     The Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

     As a result of the Offering, the Company will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. It intends to furnish its shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE #
                                                                ------
Unaudited Consolidated Financial Statements:
  Consolidated Balance Sheet at September 30, 1997..........      F-2
  Consolidated Statement of Operations for the Nine Months
     ended September 30, 1996 and 1997......................      F-3
  Consolidated Statement of Cash Flows for the Nine Months
     ended September 30, 1996 and 1997......................      F-4
  Notes to the Unaudited Consolidated Financial
     Statements.............................................      F-5
Audited Consolidated Financial Statements:
  Independent Auditors' Report..............................      F-6
  Consolidated Balance Sheet at December 31, 1995 and
     1996...................................................      F-7
  Consolidated Statement of Operations for the Years Ended
     December 31, 1994, 1995 and 1996.......................      F-8
  Consolidated Statement of Stockholder's Equity for the
     Years Ended December 31, 1994, 1995 and 1996...........      F-9
  Consolidated Statement of Cash Flows for the Years Ended
     December 31, 1994, 1995, and 1996......................     F-10
  Notes to Consolidated Financial Statements................     F-11

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                           CONSOLIDATED BALANCE SHEET
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                         SEPTEMBER 30, 1997 (UNAUDITED)

ASSETS
Cash and cash equivalents...................................    $    5,164
Restricted cash and investments.............................        28,487
Accounts and notes receivable, net..........................        83,667
Due from Parent.............................................        75,243
Prepaid expenses and other assets...........................        25,450
Revenue-earning vehicles, net...............................     1,500,864
Property and equipment, net.................................        59,907
Intangible assets, net......................................       200,198
                                                                ----------
                                                                $1,978,980
                                                                ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Accounts payable..........................................    $   40,812
  Accrued liabilities.......................................        88,600
  Income taxes payable......................................         9,635
  Public liability and property damage......................        73,967
  Debt and other obligations................................     1,542,742
  Deferred income taxes.....................................        15,238
                                                                ----------
     Total liabilities......................................     1,770,994
COMMITMENTS AND CONTINGENCIES (Note 3)
STOCKHOLDER'S EQUITY:
  Preferred stock, $.01 par value:
     Authorized 10,000,000 shares; none outstanding.........            --
  Common stock, $.01 par value:
     Authorized 50,000,000 shares; issued and outstanding
      20,000,000 shares.....................................           200
  Additional capital........................................       628,915
  Accumulated deficit.......................................      (421,129)
                                                                ----------
                                                                   207,986
                                                                ----------
                                                                $1,978,980
                                                                ==========

           See notes to unaudited consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
           NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

                                                                1996        1997
                                                                ----        ----
REVENUES:
  Vehicle rentals...........................................  $ 382,234   $481,954
  Vehicle leasing...........................................    116,392    124,783
  Fees and services.........................................     39,969     39,018
  Other.....................................................      7,630      7,127
                                                              ---------   --------
       Total revenues.......................................    546,225    652,882
                                                              ---------   --------
COSTS AND EXPENSES:
  Direct vehicle and operating..............................    187,462    219,058
  Vehicle depreciation, net.................................    161,440    207,452
  Selling, general and administrative.......................    103,161    111,554
  Interest expense, net of interest income of $3,711 and
     $2,596.................................................     55,190     65,756
  Amortization of cost in excess of net assets acquired.....      6,742      4,504
  Intangible asset impairment loss..........................    155,000         --
                                                              ---------   --------
       Total costs and expenses.............................    668,995    608,324
                                                              ---------   --------
EARNINGS (LOSS) BEFORE INCOME TAXES.........................   (122,770)    44,558
INCOME TAX EXPENSE..........................................     18,589     20,338
                                                              ---------   --------
NET EARNINGS (LOSS).........................................  $(141,359)  $ 24,220
                                                              =========   ========

           See notes to unaudited consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
           NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

                                                                 1996         1997
                                                                 ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).......................................  $ (141,359)  $   24,220
  Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities:
       Depreciation.........................................     169,310      207,120
       Amortization.........................................       8,717        5,787
       Net loss (gain) from disposition of revenue earning
        vehicles............................................      (2,005)       7,334
       Provision for losses on accounts and notes
        receivable..........................................       5,158        4,090
       Intangible asset impairment loss.....................     155,000           --
       Change in assets and liabilities, net of acquisition:
          Accounts and notes receivable.....................      (1,976)     (29,737)
          Due from Parent...................................      26,382        9,639
          Prepaid expenses and other assets.................         169       (4,507)
          Intangible assets.................................      (2,996)         307
          Accounts payable..................................     (33,067)     (26,931)
          Accrued liabilities...............................      29,526        5,642
          Income taxes payable..............................       8,720        7,782
          Public liability and property damage..............       3,878       10,732
          Deferred income taxes.............................       6,469        8,517
          Other.............................................        (349)        (117)
                                                              ----------   ----------
               Net cash provided by operating activities....     231,577      229,878
CASH FLOWS FROM INVESTING ACTIVITIES:
  Revenue-earning vehicles:
     Purchases..............................................  (1,508,820)  (1,466,676)
     Proceeds from sales....................................   1,080,661      878,709
  Restricted cash and investments, net......................      63,258       75,446
  Property and equipment:
     Purchases..............................................      (5,861)      (7,307)
     Proceeds from sale.....................................          --        1,283
                                                              ----------   ----------
               Net cash used in investing activities........    (370,762)    (518,545)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt and other obligations:
     Proceeds...............................................  $  966,760   $1,102,575
     Payments...............................................    (803,657)    (801,391)
  Cash management/working capital -- Parent, net............     (23,266)     (10,778)
  Vehicle financing issue costs.............................        (657)          --
                                                              ----------   ----------
               Net cash provided by financing activities....     139,180      290,406
                                                              ----------   ----------
CHANGE IN CASH AND CASH EQUIVALENTS.........................          (5)       1,739
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................................       4,230        3,425
                                                              ----------   ----------
  End of period.............................................  $    4,225   $    5,164
                                                              ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
     Income taxes...........................................  $    1,688   $    2,953
                                                              ==========   ==========
     Interest...............................................  $   71,684   $   67,602
                                                              ==========   ==========

           See notes to unaudited consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)

1. BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at September 30, 1997, and the results of operations and cash flows for the nine-month periods ended September 30, 1996 and 1997. The results of operations for interim periods are not indicative of the results for a full year.

     For a summary of significant accounting policies and additional financial information, see the Company's consolidated financial statements which are included elsewhere in this Prospectus.

2. DEBT AND OTHER OBLIGATIONS

     Debt and other obligations consist of the following:

                                                                            SEPTEMBER 30,
                                                                                1997
                                                                            -------------
                                                                                 (IN
                                                                             THOUSANDS)
        Vehicle Debt and Obligations
          Chrysler Financial Corporation.................................    $   954,636
          Asset backed notes, net of discount............................        491,160
          Deferred vehicle rent..........................................         73,490
          Banks and others...............................................            523
                                                                             -----------
                                                                               1,519,809
        Other Notes Payable
          Bank line of credit............................................         22,333
          Chrysler Financial Corporation and other.......................            600
                                                                             -----------
                                                                                  22,933
                                                                             -----------
             Total debt and other obligations............................    $ 1,542,742
                                                                             ===========

3. COMMITMENTS AND CONTINGENCIES

     Various claims and legal proceedings have been asserted or instituted against the Company, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The Company is also subject to potential liability related to environmental matters. The Company establishes reserves for litigation and environmental matters when the loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Company's consolidated operating results for the particular reporting period in which an adjustment of the estimated liability is recorded, the Company believes that any resulting liability should not materially affect its consolidated financial position.

     In 1995, a judgment was entered against Dollar and its parent for $8,705,000 plus attorney's fees and interest, relating to certain litigation with franchisees. Management and its legal counsel believe it is reasonably possible that the Company will ultimately prevail in this matter on appeal. Accordingly, the Company has not established reserves in the consolidated financial statements for the full amount of the judgment.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Dollar Thrifty Automotive Group, Inc.:

We have audited the accompanying consolidated balance sheet of Dollar Thrifty Automotive Group, Inc. and subsidiaries (successor to Pentastar Transportation Group, Inc. and subsidiaries) as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dollar Thrifty Automotive Group, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

November 6, 1997
Tulsa, Oklahoma

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                           CONSOLIDATED BALANCE SHEET
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                           DECEMBER 31, 1995 AND 1996

                                                                    1995          1996
                                                                 ----------    ----------
        ASSETS
        Cash and cash equivalents.............................   $    4,230    $    3,425
        Restricted cash and investments.......................      139,173       103,933
        Accounts and notes receivable, net....................       66,277        58,020
        Due from Parent.......................................       28,630        74,104
        Prepaid expenses and other assets.....................       23,330        21,114
        Income taxes receivable...............................        9,264            --
        Revenue-earning vehicles, net.........................      958,799     1,120,346
        Property and equipment, net...........................       55,620        60,888
        Deferred income taxes.................................        1,905            --
        Intangible assets, net................................      370,595       206,121
                                                                 ----------    ----------
                                                                 $1,657,823    $1,647,951
                                                                 ==========    ==========
        LIABILITIES AND STOCKHOLDER'S EQUITY
        LIABILITIES:
          Accounts payable....................................   $   47,096    $   67,743
          Accrued liabilities.................................       91,378        82,958
          Income taxes payable................................           --         1,853
          Public liability and property damage................       59,349        63,235
          Debt and other obligations..........................    1,128,811     1,241,558
          Deferred income taxes...............................           --         6,721
                                                                 ----------    ----------
             Total liabilities................................    1,326,634     1,464,068
        COMMITMENTS AND CONTINGENCIES (Note 11)
        STOCKHOLDER'S EQUITY:
        Preferred stock, $.01 par value:
          Authorized 10,000,000 shares; none outstanding......           --            --
        Common stock, $.01 par value:
          Authorized 50,000,000 shares; issued and outstanding
             20,000,000 shares................................          200           200
        Additional capital....................................      628,916       628,916
        Accumulated deficit...................................     (297,927)     (445,233)
                                                                 ----------    ----------
                                                                    331,189       183,883
                                                                 ----------    ----------
                                                                 $1,657,823    $1,647,951
                                                                 ==========    ==========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                1994       1995       1996
                                                                ----       ----       ----
REVENUES:
  Vehicle rentals...........................................  $413,424   $372,508   $ 495,598
  Vehicle leasing...........................................   172,999    177,836     150,179
  Fees and services.........................................    58,966     49,382      50,475
  Other.....................................................     8,614      9,653       9,342
                                                              --------   --------   ---------
          Total revenues....................................   654,003    609,379     705,594
                                                              --------   --------   ---------
COSTS AND EXPENSES:
  Direct vehicle and operating..............................   234,370    190,577     245,895
  Vehicle depreciation, net.................................   210,975    196,367     213,143
  Selling, general and administrative.......................   143,155    123,439     138,363
  Interest expense, net of interest income of $717, $5,077
     and $5,446.............................................    83,526     78,817      72,868
  Amortization of cost in excess of net assets acquired.....    11,517     10,456       8,169
  Intangible asset impairment losses........................        --         --     157,758
  Restructuring charge reversal -- Snappy...................    (7,000)        --          --
  Loss on sale of Snappy....................................    40,893         --          --
                                                              --------   --------   ---------
          Total costs and expenses..........................   717,436    599,656     836,196
                                                              --------   --------   ---------
EARNINGS (LOSS) BEFORE INCOME TAXES.........................   (63,433)     9,723    (130,602)
INCOME TAX EXPENSE (BENEFIT)................................   (12,755)     9,753      16,682
                                                              --------   --------   ---------
NET LOSS....................................................  $(50,678)  $    (30)  $(147,284)
                                                              ========   ========   =========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                             COMMON STOCK
                                            $.01 PAR VALUE                                     TOTAL
                                          -------------------   ADDITIONAL   ACCUMULATED   STOCKHOLDER'S
                                            SHARES     AMOUNT    CAPITAL       DEFICIT        EQUITY
                                            ------     ------   ----------   -----------   -------------
BALANCE, JANUARY 1, 1994................  20,000,000    $200     $628,916     $(246,764)     $ 382,352
  Net loss..............................          --      --           --       (50,678)       (50,678)
  Foreign currency translation..........          --      --           --          (514)          (514)
                                          ----------    ----     --------     ---------      ---------
BALANCE, DECEMBER 31, 1994..............  20,000,000     200      628,916      (297,956)       331,160
  Net loss..............................          --      --           --           (30)           (30)
  Foreign currency translation..........          --      --           --            59             59
                                          ----------    ----     --------     ---------      ---------
BALANCE, DECEMBER 31, 1995..............  20,000,000     200      628,916      (297,927)       331,189
  Net loss..............................          --      --           --      (147,284)      (147,284)
  Foreign currency translation..........          --      --           --           (22)           (22)
                                          ----------    ----     --------     ---------      ---------
BALANCE, DECEMBER 31, 1996..............  20,000,000    $200     $628,916     $(445,233)     $ 183,883
                                          ==========    ====     ========     =========      =========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                       1994           1995           1996
                                                                    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................................   $   (50,678)   $       (30)   $  (147,284)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation.................................................       222,251        205,589        225,521
    Amortization.................................................        14,869         12,948         10,394
    Net gains from disposition of revenue-earning vehicles.......        (4,029)        (2,678)        (3,484)
    Losses on investments in affiliates..........................         2,100          2,533             --
    Provision for losses on accounts and notes receivable........         9,737          5,434          8,404
    Intangible asset impairment losses...........................            --             --        157,758
    Loss on sale of Snappy.......................................        40,893             --             --
    Restructuring reserve reversal...............................        (7,000)            --             --
    Change in assets and liabilities, net of acquisition:
      Accounts and notes receivable..............................        (1,693)         1,050            233
      Due from Parent............................................        11,552        (23,740)        13,033
      Prepaid expenses and other assets..........................          (908)        (1,695)         2,873
      Deferred income taxes......................................         9,402          6,771          8,626
      Intangible assets..........................................        (2,444)        (2,732)        (1,158)
      Accounts payable...........................................       (42,086)       (13,563)        20,438
      Accrued liabilities........................................        21,159        (14,785)        (8,420)
      Income taxes payable.......................................        70,422         (3,553)        11,117
      Public liability and property damage.......................        (1,382)         1,292          3,886
      Other......................................................          (514)           322            (26)
                                                                    -----------    -----------    -----------
         Net cash provided by operating activities...............       291,651        173,163        301,911
CASH FLOWS FROM INVESTING ACTIVITIES:
  Revenue-earning vehicles:
    Purchases....................................................    (1,427,608)    (1,417,437)    (1,615,615)
    Proceeds from sales..........................................     1,523,631      1,260,928      1,241,879
  Restricted cash and investments, net...........................            --       (139,173)        35,240
  Proceeds from sale of investments..............................        12,504             --             --
  Property and equipment:
    Purchases....................................................       (20,902)        (7,940)       (13,378)
    Proceeds from sale...........................................        12,425            299             --
  Acquisition of businesses, net of cash acquired................            --         (3,063)        (4,425)
                                                                    -----------    -----------    -----------
         Net cash provided by (used in) investing activities.....       100,050       (306,386)      (356,299)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt and other obligations:
    Proceeds.....................................................   $ 1,545,424    $ 1,907,509    $ 1,174,200
    Payments.....................................................    (1,888,866)    (1,833,856)    (1,061,453)
  Cash management/working capital -- Parent, net.................       (58,037)        64,741        (58,507)
  Vehicle financing issue costs..................................            --         (4,100)          (657)
                                                                    -----------    -----------    -----------
         Net cash provided by (used in) financing activities.....      (401,479)       134,294         53,583
                                                                    -----------    -----------    -----------
CHANGE IN CASH AND CASH EQUIVALENTS..............................        (9,778)         1,071           (805)
CASH AND CASH EQUIVALENTS:
  Beginning of year..............................................        12,937          3,159          4,230
                                                                    -----------    -----------    -----------
  End of year....................................................   $     3,159    $     4,230    $     3,425
                                                                    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Income taxes.................................................   $       494    $     4,177    $     2,348
                                                                    ===========    ===========    ===========
    Interest.....................................................   $    96,378    $    87,216    $    82,180
                                                                    ===========    ===========    ===========

                See notes to consolidated financial statements.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. BASIS OF PRESENTATION

     Dollar Thrifty Automotive Group, Inc. ("Dollar Thrifty Group" or "the Company") was formed in November 1997 as a wholly owned subsidiary of Pentastar Transportation Group, Inc., a wholly owned subsidiary of Chrysler Corporation ("Chrysler"). Following formation of Dollar Thrifty Group, Pentastar Transportation Group, Inc. was merged into Dollar Thrifty Group with Dollar Thrifty Group as the surviving corporation. Due to the common ownership and management of the merged entities, the transaction has been accounted for at historical cost in a manner similar to that used in pooling of interests accounting and the consolidated financial statements have been restated to reflect the merger.

     The Company's significant wholly owned subsidiaries, including Dollar Rent A Car Systems, Inc. ("Dollar") and Thrifty Rent-A-Car System, Inc. ("Thrifty") were acquired in 1990 and 1989, respectively. Snappy Car Rental, Inc. ("Snappy") was acquired in 1989 and sold in 1994. The acquisitions of Dollar, Thrifty and Snappy were accounted for using the purchase method of accounting and the purchase prices were allocated to the assets acquired and liabilities assumed based on their estimated fair values which are reflected in the accompanying consolidated financial statements. The term the "Company" is used to refer to Dollar Thrifty Group and subsidiaries collectively and to the individual subsidiaries of Dollar Thrifty Group. Intercompany accounts and transactions have been eliminated in consolidation. Investments in 20% to 50% owned affiliates are accounted for on the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business -- The subsidiaries are engaged in the business of the daily rental of vehicles to business and leisure customers through company-owned stores and in the business of leasing vehicles to their franchisees for use in the daily vehicle rental business throughout the United States and Canada. The subsidiaries are also involved in selling vehicle rental franchises worldwide and providing sales and marketing, reservations, data processing systems, insurance and other services to its franchisees.

     Estimates -- The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Long-Lived Assets and Long-Lived Assets to Be Disposed Of -- Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based upon estimated future undiscounted cash flows. In addition, SFAS No. 121 requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The initial adoption of this new accounting standard did not have a material effect on the Company's consolidated operating results or financial position (Note 7).

     Cash and Cash Equivalents -- Cash and cash equivalents include cash on hand and on deposit including highly liquid investments with initial maturities of three months or less.

     Restricted Cash and Investments -- Restricted cash and investments are restricted for the acquisition of vehicles and other specified uses under the rental car asset backed note indenture and other agreements (Note 8). These funds are primarily held in a highly rated money market fund with investments primarily in government and corporate obligations with a dollar-weighted average maturity not to exceed 60 days, as permitted by the

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

indenture. Restricted cash and investments are excluded from cash and cash equivalents. Interest received on restricted cash and investments was $29,000 and $4,281,000 for 1995 and 1996, respectively.

     Allowance for Doubtful Accounts -- An allowance for doubtful accounts is generally established during the period in which receivables are recorded. The allowance is maintained at a level deemed appropriate based on loss experience and other factors affecting collectibility.

     Revenue-Earning Vehicles -- Revenue-earning vehicles are stated at cost net of related discounts and are depreciated over their estimated economic lives, or at rates corresponding to manufacturers' guaranteed residual values, where applicable. Depreciation rates range from approximately 1.0% to 2.0% per month. Net gains and losses from sales of revenue-earning vehicles are recorded as an adjustment to vehicle depreciation.

     The Company changed its method of computing depreciation on revenue-earning vehicles from the monthly method to the daily method. The new depreciation method was adopted to match methods used by vehicle manufacturers in determining guaranteed residual values and to more closely recognize depreciation as it is incurred. In accordance with APB Opinion No. 20, the change has been reported retroactively.

     Property and Equipment -- Property and equipment are recorded at cost and are depreciated or amortized using principally the straight-line basis over the estimated useful lives of the related assets or the lives of the related leases, if shorter.

     Intangible Assets -- Intangible assets are amortized using the straight-line basis. Cost in excess of net assets acquired is amortized over forty- and thirty-year periods. Licenses held for operation are stated at the lower of amortized cost or recoverable value based upon Company estimates and are amortized primarily over a ten-year period. Noncompete agreements and other intangible assets are amortized over periods ranging from five to eight years.

     Public Liability and Property Damage -- Provisions for public liability and property damage on self-insured claims are made by charges to direct vehicle and operating expense based upon actuarially determined evaluations of estimated ultimate liabilities on reported and unreported claims. The Company discounts the accrual for public liability and property damage claims based upon the actuarially determined estimated timing of payments to be made in future years.

     Foreign Currency Translation -- Foreign assets and liabilities are translated using the exchange rate in effect at the balance sheet date, and results of operations are translated using an average rate for the period. Translation adjustments are accumulated and reported as a component of stockholder's equity.

     Revenue Recognition -- The Company rents revenue-earning vehicles under short-term rental contracts. Revenues are recognized as earned under the terms of the rental contracts. The Company also leases revenue-earning vehicles to franchisees primarily under operating leases. Revenues are recognized as earned over the lease term.

     Initial franchise fees are recognized at the date of sale of the franchise which coincides with commencement of operations by the franchisee. Continuing franchise fees are reported as revenue as the fees are earned.

     Advertising Costs -- Advertising costs are primarily expensed as incurred. The Company incurred advertising expense of $30,375,000, $25,714,000 and $34,958,000 for 1994, 1995 and 1996, respectively.

     Thrifty's primary advertising is conducted by an affiliated entity, Thrifty Rent-A-Car System, Inc. National Advertising Committee ("Thrifty National Ad"). Thrifty made payments of $4,580,000, $4,566,000 and $4,163,000 in 1994, 1995 and
1996, respectively, to Thrifty National Ad to support funding of advertising campaigns, which are included in advertising costs. Thrifty also received reimbursement from Thrifty National Ad for administrative services performed of $1,462,000, $1,363,000 and $1,530,000 during 1994, 1995 and 1996, respectively, which are recorded as offsets to selling, general and administrative expense.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Environmental Costs -- The Company's operations include the storage of gasoline in underground storage tanks at certain company-owned stores. Liabilities incurred in connection with the remediation of accidental fuel discharges are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

     Income Taxes -- The Company's U.S. operations are included in the consolidated U.S. income tax returns of Chrysler. The Company has provided for income taxes on its separate taxable income or loss and other tax attributes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     New Accounting Standard -- The Company plans to adopt the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in 1997. The Company does not anticipate any financial statement impact upon adoption of this new standard.

3. DIVESTITURE AND ACQUISITIONS

     Effective September 2, 1994, the Company sold its investment in Snappy for net proceeds of $10,000,000 which resulted in a pre-tax loss on sale of $40,893,000.

     In November 1996, Dollar acquired certain assets and assumed certain liabilities of Trynd, Inc. and AHL, Inc., the former Denver and Dallas franchisees of Dollar. Dollar paid $4,425,000 in cash, net of cash acquired, and assumed net liabilities of $218,000. Effective November 30, 1995, Dollar acquired certain assets and assumed certain liabilities of the vehicle rental division of Pacific International Services Corporation, the former Hawaii franchisee of Dollar. Dollar paid $3,063,000 in cash including acquisition costs, net of cash acquired, and assumed net liabilities of $6,836,000. Cost in excess of net assets acquired of $9,600,000 is being amortized on the straight-line basis over 30 years. The transactions have been accounted for using the purchase method of accounting and operating results of the acquirees from the dates of acquisition, which are not material to the respective years of acquisition, are included in the consolidated statement of operations of the Company.

4. ACCOUNTS AND NOTES RECEIVABLE AND DUE FROM PARENT

     Accounts and notes receivable consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                                ----        ----
                                                                 (IN THOUSANDS)
Trade:
  Accounts receivable.....................................    $ 71,881    $ 63,478
  Notes receivable........................................      13,736      11,164
                                                              --------    --------
                                                                85,617      74,642
Less allowance for doubtful accounts......................     (19,340)    (16,622)
                                                              --------    --------
                                                              $ 66,277    $ 58,020
                                                              ========    ========

     Trade accounts and notes receivable are primarily due from franchisees and tour operators and arise from billings under standard credit terms for services provided in the normal course of business. Notes receivable are generally issued to certain franchisees at current market interest rates with varying maturities and are generally covered by personal guarantees of the franchisees.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Due from (to) Parent consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                                ----        ----
                                                                 (IN THOUSANDS)
Accounts receivable - Parent..............................    $ 48,870    $ 35,837
Cash management/working capital - Parent..................     (20,240)     38,267
                                                              --------    --------
                                                              $ 28,630    $ 74,104
                                                              ========    ========

     Accounts receivable--Parent is comprised primarily of amounts due under various incentive and promotion programs and amounts due from the sale of revenue-earning vehicles at auction.

     Cash management/working capital--Parent results from the Company's ability to advance excess cash to Chrysler and to borrow from Chrysler under a $75,000,000 working capital line of credit. The amounts bear interest at the prime rate plus 2% (10.5% and 10.25% at December 31, 1995 and 1996, respectively), and are due on demand. Net interest expense on these amounts is partially reimbursed by Chrysler under an interest subvention program. In 1994, 1995 and 1996, the Company recorded net interest income of $717,000, $5,048,000 and $1,165,000, respectively, on the working capital line which includes interest subvention of $1,900,000 and $2,024,000 in 1995 and 1996, respectively.

     Participation in cash management programs with Chrysler resulted in disbursements in excess of bank balances of $36,910,000 and $55,492,000 which are included in accounts payable at December 31, 1995 and 1996, respectively.

5. REVENUE-EARNING VEHICLES

     Revenue-earning vehicles consist of the following:

                                                                DECEMBER 31,
                                                          ------------------------
                                                             1995          1996
                                                             ----          ----
                                                               (IN THOUSANDS)
Revenue-earning vehicles..............................    $1,053,479    $1,230,884
Less accumulated depreciation.........................       (94,680)     (110,538)
                                                          ----------    ----------
                                                          $  958,799    $1,120,346
                                                          ==========    ==========

     The Company purchases the majority of its revenue-earning vehicles from Chrysler under vehicle supply agreements and from Chrysler Canada Ltd. Purchases of revenue-earning vehicles from Chrysler and Chrysler Canada Ltd. were $1,310,000,000, $1,406,523,000 and $1,612,122,000 during 1994, 1995 and 1996, respectively. Vehicle acquisition terms provide for guaranteed residual values or buybacks on the majority of vehicles under specified conditions. The Company received residual value program payments of $153,932,000, $157,411,000 and $120,520,000 in 1994, 1995 and 1996, respectively, which are included in proceeds from sales of revenue-earning vehicles. In 1994, 1995 and 1996, $92,564,000, $85,316,000 and $83,798,000, respectively, was received from
Chrysler Canada Ltd. for buyback of revenue-earning vehicles. Chrysler also provided promotional payments which are primarily amortized on the straight-line basis over the respective model year to which the promotional payments relate and other incentives primarily related to the disposal of revenue-earning vehicles. These promotional payments and other incentives, which are reflected as offsets to direct vehicle and operating expense, amounted to $63,989,000, $82,145,000 and $83,597,000 for 1994, 1995 and 1996, respectively.

     Dollar and Thrifty entered into Vehicle Supply Agreements ("VSAs") with Chrysler which commenced with the 1997 model year and expire in July 2001. Under the VSAs, Chrysler has agreed to supply certain

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

specified volumes of vehicles which are comprised of approximately 80% guaranteed depreciation program vehicles ("Program Vehicles"). Dollar and Thrifty are required to purchase at least 80% of their vehicles from Chrysler up to specified volumes of which minimum amounts must be Program Vehicles. Under the terms of the VSAs, Dollar and Thrifty have agreed to advertise and promote Chrysler products exclusively, and will receive promotional payments from Chrysler for each model year.

     Rent expense for vehicles leased from unrelated vehicle manufacturers under operating leases with terms of less than one year was approximately $11,827,000, $20,412,000, and $16,687,000 for 1994, 1995, and 1996, respectively.

6. PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                                ----        ----
                                                                 (IN THOUSANDS)
Land......................................................    $ 14,780    $ 14,786
Buildings and improvements................................      14,971      15,262
Furniture and equipment...................................      23,492      31,327
Leasehold improvements....................................      26,041      27,861
Construction in progress..................................       3,711       5,759
                                                              --------    --------
                                                                82,995      94,995
Less accumulated depreciation and amortization............     (27,375)    (34,107)
                                                              --------    --------
                                                              $ 55,620    $ 60,888
                                                              ========    ========

7. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                 DECEMBER 31,
                                                             --------------------
                                                               1995        1996
                                                               ----        ----
                                                                (IN THOUSANDS)
Cost in excess of net assets acquired....................    $417,688    $259,675
Trademarks and licenses held for operation...............      20,033      17,451
Software licenses, noncompete agreements and other.......      14,810      15,073
                                                             --------    --------
                                                              452,531     292,199
Less accumulated amortization............................     (81,936)    (86,078)
                                                             --------    --------
                                                             $370,595    $206,121
                                                             ========    ========

     As stated in Note 5, the Company acquires the majority of its revenue-earning vehicle fleet from Chrysler and provides Chrysler with an outlet for vehicles and the opportunity for related manufacturing profits to be recognized from ultimate disposition of the vehicles. The Company's relationship with Chrysler has provided a basis for maintaining the carrying value of the recorded cost in excess of net assets acquired.

     Consistent with Chrysler's strategy to focus on its core automotive business, Chrysler is exploring the sale of entities not related to its core automotive business. In 1996, Chrysler committed to a plan of disposal for Thrifty and the Company recognized a $155 million intangible asset impairment loss to reduce Thrifty's carrying value to estimated fair value less cost to sell. Management's estimate of the fair value of Thrifty was based principally

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on analysis of non-binding bids. The accounts of Thrifty are included in the consolidated financial statements of the Company. Thrifty's total assets, after the intangible asset impairment loss, and liabilities were $676,370,000 and $580,211,000, respectively, at December 31, 1996. Thrifty's net loss for 1996, as reflected in the consolidated statement of operations, exclusive of the intangible asset impairment loss, was $1,185,000. Management continues to assess the fair value of Thrifty based primarily on market and sales values of similar entities. In addition, Chrysler is also exploring the potential disposition of Dollar or the Company and Chrysler believes that if it were to commit to a plan of disposal for Dollar or the Company no impairment loss related to Dollar's carrying value would be required. Should Chrysler make further changes in its intentions related to the Company or its subsidiaries, carrying values of the related net assets of those companies may require further adjustment (Note 13).

     As a result of continuing operating losses incurred by Thrifty Canada Ltd. ("TCL"), a wholly owned subsidiary of Thrifty, during 1996 management assessed the carrying value of intangible assets related to TCL, and recorded an intangible asset impairment loss of $2,758,000 (pre and after tax). The intangible asset impairment loss was based on the estimated recoverable value of Thrifty Canada utilizing historical cash flows as the basis for estimating discounted future cash flows of that operation.

8. DEBT AND OTHER OBLIGATIONS

     Debt and other obligations consist of the following:

                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1995          1996
                                                                 ----------    ----------
                                                                      (IN THOUSANDS)
        VEHICLE DEBT AND OBLIGATIONS
          Chrysler Financial Corporation......................   $  594,758    $  713,346
          Asset backed notes, net of discount.................      449,911       449,927
          Deferred vehicle rent...............................           --        48,699
          Chrysler Credit Holdings............................       45,404            --
          Banks and others....................................        2,372         1,620
                                                                 ----------    ----------
                                                                  1,092,445     1,213,592
        OTHER NOTES PAYABLE
          Bank line of credit.................................       20,000        27,000
          Chrysler Financial Corporation and other............       16,366           966
                                                                 ----------    ----------
                                                                     36,366        27,966
                                                                 ----------    ----------
             Total debt and other obligations.................   $1,128,811    $1,241,558
                                                                 ==========    ==========

VEHICLE DEBT AND OBLIGATIONS

     Chrysler Financial Corporation ("Chrysler Financial") vehicle obligations represent borrowings under collateralized credit lines totaling $987,700,000 at both December 31, 1995 and 1996, primarily for the purchase of new Chrysler vehicles. The interest rate for borrowings under this agreement are subvented by Chrysler to prime less 1 1/2%. The weighted average interest rate on Chrysler Financial vehicle obligations was 7.0% and 6.75%, net of interest subvention, at December 31, 1995 and 1996, respectively.

     Chrysler vehicle obligations are collateralized primarily by revenue-earning vehicles and proceeds from the sale, lease or rental of vehicles. The obligations generally have 5- to 15-month terms and require monthly payments and a final balloon payment. The Company expects that these obligations will generally be repaid within approximately one year from the balance sheet date.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Asset Backed Notes represent borrowings of Thrifty Car Rental Finance Corporation ("TFC"), a wholly owned special purpose corporation of Thrifty formed in 1995 for the purpose of refinancing existing vehicle related debt of Thrifty and to finance future vehicle acquisitions in the United States for use in Thrifty's vehicle rental and vehicle leasing business. On December 22, 1995, TFC issued $190,000,000, net of discount of $89,000, of 6.6% rental car asset backed notes ("fixed notes") and $260,000,000 of floating rate rental car asset backed notes ("floating notes") (collectively the "asset backed notes"). The floating notes bear interest at rates ranging from LIBOR plus .70% to LIBOR plus 1.25% (6.65% to 7.2% at December 31, 1995 and 6.23% to 6.78% at December 31,
1996). On May 28, 1996, TFC issued $26,000,000 of variable funding notes which bear interest at rates based on commercial paper rates and mature in 1998. There were no amounts outstanding under this agreement at December 31, 1996. During 1997, the variable funding rates were temporarily increased to $71,000,000 to fund peak vehicle financing needs. The assets of TFC are available first to satisfy the claims of its creditors. Thrifty leases the vehicles from TFC under the terms of a master lease and servicing agreement. The asset backed note indenture also provides for additional credit enhancement through overcollateralization of the vehicle fleet and maintenance of a liquidity reserve. Thrifty and TFC are in compliance with the terms of the indenture. The asset backed notes mature from August 1998 through May 2001 and are generally subject to repurchase on any payment date subject to a prepayment penalty.

     Deferred Vehicle Rent represents financing obtained in June 1996 by TCL under a Master Concurrent Lease Agreement ("the Lease Agreement") with CFI Auto Lease Trust ("CFI") for the TCL vehicle fleet. Under the Lease Agreement, CFI prepays 91% of the total lease rent due to TCL at the inception of the leases. This prepaid rent is reflected as deferred vehicle rent. The Lease Agreement has a four-year term and allows for replacement of vehicles under lease. Monthly and other periodic refunds of rent to CFI are required on certain leased vehicles. Upon disposition of vehicles, the deferred vehicle rent is refundable to CFI. TCL's beneficial interest in the vehicles leased to CFI and any amounts due to TCL directly related to the vehicles, including payments from franchisees and vehicle disposition programs are vested in the Lease Agreement.

     This transaction included the creation of a special purpose, not-for-profit Canadian trust ("Thrifty Trust") which concurrently leases the vehicles from TCL for a four-year term and simultaneously leases such vehicles to the TCL franchisees and company-owned stores. The term of the Lease Agreement is concurrent with the term of the lease between TCL and Thrifty. Due to the nature of the relationship between TCL and Thrifty Trust, the consolidated financial statements include the accounts of Thrifty Trust and all material intercompany accounts and transactions have been eliminated.

     CFI has committed to funding of approximately $91,000,000 under the Lease Agreement and TCL pays a fee of 0.1% on the unused portion of this commitment. The Lease Agreement also provides an $8,000,000 revolving line of credit to fund vehicle acquisitions. There were no amounts outstanding under this line at December 31, 1996. The four year funding commitment from CFI is supported by underlying bank financing that is required to be renewed by CFI annually. The deferred vehicle rent as well as the revolving line of credit amounts bear interest based on the bankers acceptance rate plus .88% or the Canadian prime rate plus .125%. The weighted average interest rate on deferred vehicle rent at December 31, 1996 was 4.1%.

     The Lease Agreement requires the maintenance of certain letters of credit and contains various restrictive covenants including a limitation on the percentage of vehicles which are not covered by manufacturer repurchase programs and the maintenance by TCL of a specified minimum tangible net worth.

     Chrysler Credit Holdings, Ltd. ("Chrysler Holdings") provided TCL collateralized vehicle credit lines of approximately $80,619,000 at December 31, 1995. The purchase of vehicles was evidenced and secured by conditional sale contracts and by an assignment of certain franchisee security. The interest rate for borrowings under this agreement was the 30-day bankers' acceptance rate plus a margin (7.13% for Chrysler vehicles and 8.88% for non-Chrysler vehicles, 7.16% weighted average rate at December 31, 1995).

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Expected repayments of vehicle debt and obligations outstanding at December 31, 1996 are as follows:

                                                1997       1998      1999       2000      2001
                                                ----       ----      ----       ----      ----
                                                                (IN THOUSANDS)
Chrysler Financial..........................  $713,346         --        --         --        --
Asset backed notes..........................        --   $207,917   $48,083   $126,667   $67,333
Deferred vehicle rent.......................    48,699         --        --         --        --
Banks and other.............................     1,620         --        --         --        --
                                              --------   --------   -------   --------   -------
Total.......................................  $763,665   $207,917   $48,083   $126,667   $67,333
                                              ========   ========   =======   ========   =======

     All amounts due Chrysler Financial are included in 1997 maturities as the Company expects these obligations will generally be repaid within a year of the balance sheet date. Deferred vehicle rents are scheduled to be refunded through 2000, however, management believes that actual refunds of amounts outstanding at December 31, 1996 will occur in 1997 due to expected replacement of leased vehicles as provided in the Lease Agreement.

     In August 1997, the Company obtained an additional $20,000,000 bank vehicle line of credit facility which is available through June 2001. No amounts were outstanding under this line as of September 30, 1997.

OTHER NOTES PAYABLE

     The bank line of credit represents amounts outstanding under a $30,000,000 ($20,000,000 at December 31, 1995) bank line of credit agreement which expired July 10, 1997 and was renewed to June 30, 1998 and provides for interest payable monthly at the prime rate (8.5% and 8.25% at December 31, 1995 and 1996, respectively) and a commitment fee of one-eighth of 1% on any unused portion of the line. The line is collateralized by certain Thrifty U.S. accounts and notes receivable. Thrifty was in compliance with restrictive covenants of the bank line of credit which include, among other things, limits on the amount and type of indebtedness Thrifty can incur, the amount of capital expenditures, and maintenance of a minimum amount of tangible net worth and a specified ratio of total liabilities to tangible net worth.

     Notes payable to Chrysler Financial of $14,748,000 at 1995 carried interest at prime plus 1 3/4% (10.25% at December 31, 1995) and were repaid in 1996.

     Maturities of other notes payable at December 31, 1996 are as follows:
$27,525,000 (1997), $214,000 (1998), $115,000 (1999), $42,000 (2000), $41,000
(2001) and $29,000 (2002).

     Total interest expense on all Chrysler vehicle and other debt, net of interest subvention was $83,008,000, $81,214,000 and $46,332,000 for 1994, 1995
and 1996, respectively.

9. EMPLOYEE BENEFIT PLANS

     The Company sponsors a profit sharing plan which incorporates the salary reduction provisions of Section 401(k) of the Internal Revenue Code and covers substantially all employees of the Company meeting specific age and length of service requirements. Matching contributions from the Company are discretionary and during 1994, 1995 and 1996 were 50% of employee contributions up to 4% of compensation. Contributions by the Company's subsidiaries amounted to $514,000, $721,000 and $793,000 in 1994, 1995 and 1996, respectively.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       1994      1995     1996
                                                       ----      ----     ----
                                                           (IN THOUSANDS)
Current:
  Federal..........................................  $(22,474)  $2,492   $ 6,075
  State and local..................................        96      237     1,691
  Foreign..........................................       221      253       290
                                                     --------   ------   -------
                                                      (22,157)   2,982     8,056
                                                     --------   ------   -------
Deferred:
  Federal..........................................    10,047    6,182     8,890
  State and local..................................      (645)     589      (264)
                                                     --------   ------   -------
                                                        9,402    6,771     8,626
                                                     --------   ------   -------
                                                     $(12,755)  $9,753   $16,682
                                                     ========   ======   =======

     All Federal income taxes recorded in the consolidated statement of operations are intercompany items. Intercompany tax settlements resulted in payments from (to) Chrysler of $93,114,000, $(2,415,000) and $5,409,000 in 1994,
1995 and 1996, respectively.

     Deferred tax assets (liabilities) consist of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1995       1996
                                                              ----       ----
                                                              (IN THOUSANDS)
Depreciation..............................................  $(42,610)  $(45,144)
Public liability and property damage......................    20,816     24,219
Federal and state NOL credits and carryforwards...........    14,698     13,506
Canadian NOL carryforwards................................     6,384      5,891
Other.....................................................    31,401     23,098
                                                            --------   --------
                                                              30,689     21,570
Valuation allowance.......................................   (28,784)   (28,291)
                                                            --------   --------
                                                            $  1,905   $ (6,721)
                                                            ========   ========

     The Company has net operating loss carryforwards available in certain states to offset future state taxable income. At December 31, 1996, TCL has net operating loss carryforwards of approximately $13,285,000 available to offset future taxable income in Canada which expire through 2002. Valuation allowances have been established for the estimated future tax effect of the Canadian net operating losses. Included in the valuation allowance at 1995 and 1996 is $22,400,000 related to certain pre-acquisition net operating loss carryforwards which were remitted to the Company by Chrysler in 1995 related to the 1994 tax year. No other valuation allowances have been recorded against deferred tax assets.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's effective tax rate differs from the maximum U.S. statutory income tax rate. The following summary reconciles taxes at the maximum U.S. statutory rate with recorded taxes:

                                                        YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------
                                           1994                  1995                  1996
                                    -------------------    -----------------    -------------------
                                     AMOUNT     PERCENT    AMOUNT    PERCENT     AMOUNT     PERCENT
                                     ------     -------    ------    -------     ------     -------
                                                        (DOLLARS IN THOUSANDS)
Tax expense (benefit) computed
  at the maximum U.S. statutory
  rate..........................    $(22,202)    (35.0)%   $3,403      35.0%    $(45,711)    (35.0)%
Difference resulting from:
  Amortization of cost in excess
  of net assets acquired........       4,139       6.5     4,164       42.8        2,324       1.8
State and local taxes, net of
  Federal income tax benefit....        (247)     (0.3)      871        9.0        1,355       1.0
Loss on sale of Snappy (net of
  re-attributed NOL
  carryforwards)................       7,608      12.0        --         --           --        --
Reversal of valuation allowance
  for Snappy NOL's..............      (3,458)     (5.4)       --         --           --        --
Valuation allowance for foreign
  losses........................         732       1.1     1,484       15.3        1,974       1.5
Foreign taxes...................         221       0.3       254        2.6          290       0.2
Non-deductible impairment
  loss..........................          --        --        --         --       55,474      42.5
Other...........................         452       0.7      (423)     (4.4)          976       0.7
                                    --------     -----     ------     -----     --------     -----
                                    $(12,755)    (20.1)%   $9,753     100.3%    $ 16,682     12.7%
                                    ========     =====     ======     =====     ========     =====

11. COMMITMENTS AND CONTINGENCIES

     The Company has certain concession agreements with airports throughout the United States and Canada. Typically, these agreements provide airport terminal counter space in return for a minimum rent. In many cases, the Company's subsidiaries are also obligated to pay insurance and maintenance costs and additional rents generally based on revenues earned at the location. Certain of the airport locations are operated by franchisees who are obligated to make the required rent payments under the terms of their franchise arrangements with the Company's subsidiaries.

     The Company's subsidiaries operate from various leased premises under operating leases with terms up to fifteen years. Some of the leases contain renewal options.

     Expenses incurred under operating leases and airport concessions were as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                      1994      1995      1996
                                                      ----      ----      ----
                                                           (IN THOUSANDS)
Rent...............................................  $22,153   $21,497   $26,311
Concession expenses:
  Minimum fees.....................................   10,078     9,807    12,651
  Contingent fees..................................    7,790     7,523    10,061
                                                     -------   -------   -------
       Total.......................................  $40,021   $38,827   $49,023
                                                     =======   =======   =======

     Rent expense is presented in the above table net of sublease rental income of $2,358,000, $2,172,000 and $2,457,000 in 1994, 1995 and 1996, respectively.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 1996, future minimum rentals and fees under noncancelable operating leases, net of sublease rental income of $10,495,000, and the Company's obligation for minimum airport concession rentals were payable as follows:

                                       AIRPORT CONCESSIONS
                                    --------------------------
                                    COMPANY-OWNED   FRANCHISEE   OPERATING
                                       STORES       LOCATIONS     LEASES      TOTAL
                                    -------------   ----------   ---------    -----
                                                     (IN THOUSANDS)
1997..............................     $14,913        $2,238      $14,650    $ 31,801
1998..............................       9,329         2,054       10,716      22,099
1999..............................       4,509         1,980        6,702      13,191
2000..............................       2,857         1,427        4,909       9,193
2001..............................         999           468        3,315       4,782
Thereafter........................       1,571            69       21,838      23,478
                                       -------        ------      -------    --------
                                       $34,178        $8,236      $62,130    $104,544
                                       =======        ======      =======    ========

     The Company entered into additional airport concession agreements in 1997 which include additional minimum commitments totaling $72,141,000 through 2007. In 1997, the Company also entered into a facilities operating lease with additional minimum commitments through 2007 totaling $700,000.

     At December 31, 1995 and 1996, the Company had outstanding letter of credit obligations totaling $3,928,000 and $7,932,000, respectively.

     The Company is self-insured or has policy deductibles to certain limits with respect to liabilities for claims arising as a result of personal injury, property damage and employee health claims. The accrual for public liability and property damage includes amounts for incurred losses and incurred but not reported losses. Such liabilities are necessarily based on actuarially determined estimates and management believes that the amounts accrued are adequate. At December 31, 1996 and 1995, these amounts have been discounted at 6% (assumed risk free rate), based upon the actuarially determined estimated timing of payments to be made in future years. Discounting resulted in reducing the accrual for public liability and property damage by $4,560,000 and $6,542,000 at December 31, 1995 and 1996, respectively.

     Liabilities include $10,240,000 and $4,541,000 at December 31, 1995 and 1996, respectively, for the estimated remaining obligations associated with General Rent-A-Car, a former wholly owned subsidiary of Chrysler that was merged with Dollar on January 1, 1993. The reduction in these liabilities included the resolution of certain outstanding matters which resulted in a $5,000,000 reduction in selling, general and administrative expenses in 1996.

     Various claims and legal proceedings have been asserted or instituted against the Company, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The Company is also subject to potential liability related to environmental matters. The Company establishes reserves for litigation and environmental matters when the loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Company's consolidated operating results for the particular reporting period in which an adjustment of the estimated liability is recorded, the Company believes that any resulting liability should not materially affect its consolidated financial position.

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In 1995, a judgment was entered against Dollar and its parent for $8,705,000 plus attorney's fees and interest, relating to certain litigation with franchisees. Management and its legal counsel believe it is reasonably possible that the Company will ultimately prevail in this matter on appeal. Accordingly, the Company has not established reserves in the consolidated financial statements for the full amount of the judgment.

12. CONCENTRATION OF CREDIT RISK AND FAIR VALUE INFORMATION

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of restricted cash and investments and trade receivables. The Company limits its exposure on restricted cash and investments by investing in highly rated funds. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic areas.

     The following estimated fair values of financial instruments have been determined by the Company using available market information and valuation methodologies.

     Cash and Cash Equivalents, Accounts and Notes Receivable, Accounts Payable, Accrued Liabilities and Public Liability and Property Damage -- The carrying amounts of these items are a reasonable estimate of their fair value.

     Due from Parent -- Management was not able to practicably estimate the fair value of the due from Parent amounts due to the related party nature of the amounts.

     Debt and Other Obligations -- Management was not able to practicably estimate the fair value of the Company's debt with Chrysler Financial or Chrysler Holdings because of the related party nature of the transactions. The carrying amounts of other vehicle obligations, notes payable and other obligations are a reasonable estimate of their fair value.

     Letter of Credit and Guaranteed Obligations -- The estimated fair value of these items is $3,856,000 and $2,972,000 at December 31, 1995 and 1996,
respectively.

13. SUBSEQUENT EVENTS

     The Company plans to file a Registration Statement on Form S-1 on or about November 6, 1997 in connection with the proposed offering of all of the Company's outstanding common stock which is owned by Chrysler together with certain additional shares to be initially issued by the Company. In connection with the proposed offering, the Company will restructure and refinance a significant portion of its vehicle and other obligations, working capital facilities, bonds and bond guarantees.

     Also in connection with the proposed offering, the Company plans to adopt a long-term incentive plan for Company management which will include provisions for awards in the form of stock options, stock appreciation rights, restricted stock, performance cash awards and other stock based incentives. As allowed by SFAS No. 123, the Company intends to account for stock based compensation under the provisions of APB Opinion No. 25.

     The Company is entering into a five-year data processing services agreement. The agreement will require annual payments of approximately $4,200,000.

             ------------------------------------------------------

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER DOLLAR THRIFTY AUTOMOTIVE GROUP, INC., CHRYSLER NOR ANY U.S. UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES AND CANADA TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE IN THAT JURISDICTION.

                               ------------------

     UNTIL                  , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE
OFFERING) ALL DEALERS THAT BUY, SELL OR TRADE THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================

                           DOLLAR THRIFTY AUTOMOTIVE
                                  GROUP, INC.

                               22,500,000 Shares
                                  Common Stock
                                ($.01 par value)

                                   PROSPECTUS

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                              SALOMON BROTHERS INC
             ------------------------------------------------------

     THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY APPLICABLE STATE SECURITIES COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                 SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1997

                               22,500,000 Shares

                     DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

                                  Common Stock

                                ($.01 par value)

                               ------------------
This is an initial public offering of Shares of Common Stock, par value $.01 per
  Share, of Dollar Thrifty Automotive Group, Inc. Chrysler Corporation, which currently owns all of the Company's Common Stock, is offering 20,000,000 Shares and the Company is offering 2,500,000 Shares. After completion of the Offering,
  Chrysler will no longer own Shares of the Common Stock. The Company will not receive any of the proceeds from the sale of Shares by Chrysler. There is currently no public market for the Shares. The Company expects that the public
 offering price will be between $     and $     per Share. The market price of
 the Shares after the Offering may be higher or lower than the public offering price.

The Company is applying to list the Common Stock on The New York Stock Exchange.

             INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                                                                      PER SHARE        TOTAL
                                                                      ---------      ----------
Public Offering Price..............................................    $             $
Underwriting Discounts and Commissions.............................    $             $
Proceeds to Chrysler...............................................    $             $
Proceeds to the Company............................................    $             $

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The several Managers are offering the Shares when, as and if they purchase them. They have the right to reject orders from potential investors in whole or in part. The Shares should be ready for delivery to investors on or about
              , 1997, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                           GOLDMAN SACHS INTERNATIONAL
J.P. MORGAN SECURITIES LTD.               SALOMON BROTHERS INTERNATIONAL LIMITED

                     Prospectus dated                , 1997

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary....................      3
Risk Factors..........................     11
Use of Proceeds.......................     16
Dividend Policy.......................     16
Dilution..............................     16
Capitalization........................     17
Unaudited Pro Forma Consolidated
  Financial Statements................     18
Selected Consolidated Financial and
  Operating Data......................     24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     28
Industry Overview.....................     37

                                          PAGE
                                          ----
Business..............................     38
Continuing Relationship with
  Chrysler............................     55
Management............................     56
Description of Capital Stock..........     60
Description of Certain Indebtedness...     63
Certain U.S. Tax Consequences to
  Non-U.S. Holders of Common Stock....     63
Subscription and Sale.................     66
Notice to Canadian Residents..........     68
Legal Matters.........................     69
Experts...............................     69
Additional Information................     70
Index to Consolidated Financial
  Statements..........................    F-1

                          ---------------------------

     The Company's principal executive offices are located at 5330 East 31st Street, Tulsa, Oklahoma 74135, (918) 660-7700.
                          ---------------------------

     As used in this Prospectus, (a) the "Company" means Dollar Thrifty Automotive Group, Inc. (successor to Pentastar Transportation Group, Inc.), (b) "Dollar Thrifty Group" and "Group" mean Dollar Thrifty Automotive Group, Inc. and its consolidated subsidiaries, (c) "Dollar" means Dollar Rent A Car Systems, Inc. and (d) "Thrifty" means Thrifty Rent-A-Car System, Inc.

     "Blue Chip", the Company's logo, "Dollar", the Dollar logo, "DriveWise", "Thrifty" and the Thrifty logo are existing or pending trademarks or service marks of Dollar Thrifty Group.

     Some of the statements contained in this Prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking. They include statements concerning (a) strategy, (b) liquidity and capital expenditures, (c) the terms upon which vehicles will be acquired, (d) the ability to obtain financing and service debt, (e) competitive pressures in the vehicle rental business, (f) prevailing levels of interest rates, (g) legal proceedings and regulatory matters and (h) general economic conditions. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

                                      ALT-2

           [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS (CONTINUED)]

                             SUBSCRIPTION AND SALE

     Under the terms and subject to the conditions contained in a Subscription
Agreement, dated     , 1997 (the "Subscription Agreement"), the institutions
named below (the "Managers") have severally but not jointly agreed to purchase from Chrysler and the Company the following respective numbers of International Shares (as defined below):

                                                                               NUMBER OF
                                  MANAGER                                 INTERNATIONAL SHARES
    -------------------------------------------------------------------   --------------------
    Credit Suisse First Boston (Europe) Limited........................
    Goldman Sachs International........................................
    J.P. Morgan Securities Ltd. .......................................
    Salomon Brothers International Limited ............................
                                                                           --------------
         Total.........................................................         3,375,000
                                                                           ==============

     Of the 22,500,000 Shares of Common Stock being offered, 3,375,000 Shares (the "International Shares") are initially being offered by the Managers outside the United States and Canada (the "International Offering") and 19,125,000 Shares (the "U.S. Shares") are initially being concurrently offered by the U.S. Underwriters (the "U.S. Underwriters") in the United States and Canada (the "U.S. Offering").

     The Subscription Agreement provides that the obligations of the Managers are subject to certain conditions precedent and that the Managers will be obligated to purchase all the International Shares offered hereby (other than those shares covered by the over-allotment options described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of non-defaulting Managers may be increased or the Subscription Agreement may be terminated.

     The Company and Chrysler have entered into an Underwriting Agreement with the U.S. Underwriters providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the Managers and the U.S. Underwriters options, exercisable by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, expiring at the close of business on the 30th day after the date
of this Prospectus, to purchase up to      additional Shares at the initial
public offering price, less the underwriting discounts and commissions. Such options may be exercised only to cover over-allotments, if any, in the sale of the Shares offered hereby. To the extent that these options to purchase are exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table and as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the corresponding table in the prospectus relating to the U.S. Offering bears to the sum of the total number of Shares in such tables.

     The Company and Chrysler have been advised by Credit Suisse First Boston Limited, on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain dealers at such price less a concession of
$     per Share, and the Managers and such dealers may allow a discount of
$     per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The public offering price, the aggregate underwriting discounts and commissions per share and the per share concession and discount to dealers for the International Offering and the concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the public offering price, the aggregate underwriting discounts and commissions per Share and the per Share concession and discount to dealers will be made only upon the

                                      ALT-3

           [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS (CONTINUED)]

mutual agreement of Credit Suisse First Boston Limited, on behalf of the Managers, and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters.

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares to any person in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed or will agree that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction. "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada; or
(ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of Shares as may be mutually agreed upon. The price of any Shares so sold will be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Limited, on behalf of the Managers, and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, but not exceeding the selling concession applicable to such Shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of Shares initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold Shares.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that: (1) it has not offered or sold and prior to the date six months after the date of issue of the Shares will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Purchasers of Shares of Common Stock outside the United States may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this Prospectus.

     The Company and certain officers and directors of the Group have agreed that they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any additional shares of the Company's Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of the Company's Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this Prospectus.

                                      ALT-4

           [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS (CONTINUED)]

     The Company and Chrysler have agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

     The Managers and the Representatives have informed the Company and Chrysler that they do not expect discretionary sales by the Managers and the U.S. Underwriters to exceed 5% of the number of Shares offered hereby.

     Prior to the Offering, there has been no public market for the Shares. The initial public offering price for the Shares will be determined by negotiations among the Company, Chrysler and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston Limited, on behalf of the Managers. In determining such price, consideration will be given to various factors, including market conditions for initial public offerings, the history of and prospects for the Group's business, the past and present operations of the Group, the past and present earnings and current financial position of the Group, an assessment of the Group's management, the market for securities of companies in businesses similar to those of the Group, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the Shares will trade in the public market subsequent to the Offering or that an active trading market for the Shares will develop and continue after the Offering.

     Certain of the Managers and U.S. Underwriters have from time to time performed, and continue to perform, financial advisory, investment banking and commercial banking services for Dollar, Thrifty or Chrysler, for which customary compensation has been received. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Plan."

                                      ALT-5

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the Common Stock registered hereby, all of which expenses, except for the Commission registration fee, the New York Stock Exchange listing fee and the NASD filing fee, are estimates:

                                   DESCRIPTION                                        AMOUNT
----------------------------------------------------------------------------------   --------
SEC registration fee..............................................................   $151,515
New York Stock Exchange listing fee and expenses..................................          *
NASD filing fee...................................................................     30,500
Blue Sky fees and expenses (including legal fees).................................          *
Printing and engraving expenses...................................................          *
Legal fees and expenses (other than Blue Sky).....................................          *
Accounting fees and expenses......................................................          *
Transfer Agent and Registrar's fee................................................          *
Miscellaneous.....................................................................          *
                                                                                     --------
     Total........................................................................   $
                                                                                     ========

-------------------------
* To be furnished by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware ("GCL") provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) against expenses, (including attorney's fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, provided that such person had no reasonable cause to believe his conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     As permitted by Section 102(b)(7) of the GCL, the Certificate of Incorporation of the Company (filed herewith as Exhibit 3.1) (the "Certificate of Incorporation") provides that no director or officer shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as the case may be, other than (i) for breaches of the director's or officer's duty of loyalty to the Company and its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the GCL and (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. See Exhibit Index following the signature pages to this registration statement.

     (b) Financial Statement Schedules. See Schedule II, Valuation and Qualifying Accounts, and related Independent Auditors' Report, following the
Exhibit Index. All other schedules are omitted because the information is not required or because the information is included in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (a) To provide to the underwriter[s] at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter[s] to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under
Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (d) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on November 6, 1997.

                                          DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

                                          By:     /s/ STEVEN B. HILDEBRAND
                                            ------------------------------------
                                            Title: Vice President, Chief
                                                   Financial Officer and
                                                   Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   NAME                                       TITLE                           DATE
                   ----                                       -----                           ----
           /s/ JOSEPH E. CAPPY*               Chairman of the Board, Chief              November 6, 1997
------------------------------------------    Executive Officer, President and
             Joseph E. Cappy                  Director (Principal Executive
                                              Officer)

         /s/ DONALD M. HIMELFARB*             Executive Vice President and Director     November 6, 1997
------------------------------------------
           Donald M. Himelfarb

           /s/ GARY L. PAXTON*                Executive Vice President and Director     November 6, 1997
------------------------------------------
              Gary L. Paxton

         /s/ STEVEN B. HILDEBRAND             Vice President, Chief Financial           November 6, 1997
------------------------------------------    Officer and Treasurer (Principal
           Steven B. Hildebrand               Financial Officer and Principal
                                              Accounting Officer)

           /s/ THOMAS P. CAPO*                Director                                  November 6, 1997
------------------------------------------
              Thomas P. Capo

      *By: /s/ STEVEN B. HILDEBRAND           Attorney-In-Fact
   ------------------------------------
           Steven B. Hildebrand

                                 EXHIBIT INDEX

     The Company agrees to furnish a copy of all agreements relating to long-term debt upon request of the Commission.

EXHIBIT NO.                                        DESCRIPTION
-----------      -------------------------------------------------------------------------------
     1.1         Form of U.S. Underwriting Agreement*
     3.1         Form of Certificate of Incorporation of the Company**
     3.2         Form of By-Laws of the Company**
     4.1         Form of Certificate of Common Stock*
     4.2         Base Indenture dated as of December 13, 1995 between Thrifty Car Rental Finance
                 Corporation and Bankers Trust Company*
     4.3         Series 1995-1 Supplement dated as of December 13, 1995 between Thrifty Car
                 Rental Finance Corporation and Bankers Trust Company*
     4.4         Master Motor Vehicle Lease and Servicing Agreement dated as of December 13,
                 1995 between Thrifty Car Rental Finance Corporation and Thrifty*
     4.5         Master Collateral Agency Agreement dated as of December 13, 1995 between
                 Thrifty Car Rental Finance Corporation and Bankers Trust Company*
     5           Opinion of Debevoise & Plimpton regarding legality of the Common Stock*
    10.1         Vehicle Supply Agreement between Chrysler and Dollar**+
    10.2         Amended and Restated Vehicle Supply Agreement between Chrysler and Thrifty**+
    10.3         Amended and Restated Concession and Lease Agreement dated August 9, 1995, between Central Florida Terminals, Inc. and Scamp Auto Rental I, Inc.*
    10.4         Supplement to Amended and Restated Concession and Lease Agreement dated August
                 9, 1995 between Central Florida Terminals, Inc. and Scamp Auto Rental I, Inc.*
    10.5         First Amendment to Amended and Restated Concession and Lease Agreement and to
                 the Supplement Thereto dated December 22, 1995 between Central Florida
                 Terminals, Inc. and Scamp Auto Rental I, Inc.*
    10.6         Second Amendment to Amended and Restated Concession and Lease Agreement and to
                 the Supplement Thereto dated March 11, 1996 between Central Florida Terminals,
                 Inc. and Dollar (successor by merger and change of name to Scamp Auto Rental I,
                 Inc.)*
    10.7         Third Amendment to Amended and Restated Concession and Lease Agreement and
                 Supplement Thereto dated September 27, 1996 between Central Florida Terminals,
                 Inc. and Dollar*
    10.8         Pentastar Transportation Group, Inc. Deferred Compensation Plan**
    21           Subsidiaries of the Company**
    23.1         Consent of Deloitte & Touche LLP, Independent Auditors of the Company**
    23.2         Consent of Debevoise & Plimpton (included in Exhibit 5)*
    24           Powers of Attorney**
    27.1         Financial Data Schedule**

-------------------------
  * To be filed by amendment

 ** Filed herewith

  + The Company has applied for confidential treatment of portions of this Exhibit. Accordingly, portions thereof have been omitted and filed separately.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Dollar Thrifty Automotive Group, Inc.:

We have audited the consolidated financial statements of Dollar Thrifty Automotive Group, Inc. and subsidiaries (successor to Pentastar Transportation Group, Inc. and subsidiaries) ("the Company") as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated November 6, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

November 6, 1997
Tulsa, Oklahoma

                                                                     SCHEDULE II

             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. AND SUBSIDIARIES (SUCCESSOR TO PENTASTAR TRANSPORTATION GROUP, INC. AND SUBSIDIARIES)

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                      BALANCE AT   ADDITIONS                 BALANCE AT
                                                      BEGINNING    CHARGED TO                  END OF
                                                       OF YEAR       INCOME     DEDUCTIONS      YEAR
                                                      ----------   ----------   ----------   ----------
                                                                       (IN THOUSANDS)
1996
Allowance for doubtful accounts.....................   $19,340      $ 8,404      $(11,122)    $16,622
                                                       =======      =======      ========     =======
Public liability and property damage................   $59,349      $38,462      $(34,576)    $63,235
                                                       =======      =======      ========     =======
1995
Allowance for doubtful accounts.....................   $19,962      $ 5,434      $ (6,056)    $19,340
                                                       =======      =======      ========     =======
Public liability and property damage................   $58,057      $31,036      $(29,744)    $59,349
                                                       =======      =======      ========     =======
1994
Allowance for doubtful accounts.....................   $21,174      $ 9,737      $(10,949)    $19,962
                                                       =======      =======      ========     =======
Public liability and property damage................   $67,680      $32,227      $(41,850)    $58,057
                                                       =======      =======      ========     =======

     Deductions in 1994 include $1,020,000 and $9,307,000 in the allowance for doubtful accounts and public liability and property damage, respectively, due to the sale of Snappy Car Rental, Inc.